UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FISCAL YEAR ENDED MARCH 31, 2013

On May 10, 2013, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations at and for the fiscal year ended March 31, 2013. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated May 10, 2013, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2014. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary, Dimension Data Holdings plc, included in the supplementary data related to the press release was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial results for the fiscal year ended March 31, 2013 are currently being audited and the actual results could differ materially from those set forth in the press release.

The earnings projections of the registrant and its subsidiaries for the fiscal year ending March 31, 2014 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: May 10, 2013

Financial Results Release	May 10, 2013
For the Year Ended March 31, 2013	[U.S. GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

(URL http://www.ntt.co.jp/ir/)

Representative: Hiroo Unoura, President

Contact: Kazuhiko Nakayama, Head of IR, Finance and Accounting Department/ TEL +81-3-5205-5581

Scheduled date of the ordinary general meeting of shareholders: June 25, 2013

Scheduled date of dividend payments: June 26, 2013

Scheduled date of filing securities report: June 28, 2013

Supplemental material on financial results: Yes

Presentation on financial results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Year Ended March 31, 2013 (April 1, 2012 – March 31, 2013)

Amounts are rounded off to nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income (Loss)
Year ended March 31, 2013	10,700,740	1.8%	1,201,968	(1.7)%	1,201,099	(3.1)%	524,071	12.1%
Year ended March 31, 2012	10,507,362	2.0%	1,222,966	0.7%	1,239,330	5.4%	467,701	(8.2)%

Note: Percentages above represent changes from the previous year.

	Earnings (Loss) per Share		Diluted Earnings per Share		ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Income (Loss) before Income Taxes to Total Assets)	Operating Income Margin (Ratio of Operating Income to Operating Revenues)
Year ended March 31, 2013	432.44	(yen)	—	(yen)	6.5%	6.2%	11.2%
Year ended March 31, 2012	366.67	(yen)	—	(yen)	5.9%	6.3%	11.6%

Notes:	Comprehensive income (loss) attributable to NTT:	For the year ended March 31, 2013:	774,438 million yen (87.3%)
		For the year ended March 31, 2012:	413,566 million yen (4.6%)
	Equity in earnings (losses) of affiliated companies:	For the year ended March 31, 2013:	(10,131) million yen
		For the year ended March 31, 2012:	(2,986) million yen

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2013	19,653,689	10,626,625	8,319,034	42.3%	7,018.06 (yen)
March 31, 2012	19,389,699	10,047,729	7,882,587	40.7%	6,441.26 (yen)

(3) Consolidated Cash Flows

	(Millions of yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
Year ended March 31, 2013	2,453,682	(1,776,253)	(745,181)	961,433
Year ended March 31, 2012	2,508,299	(1,971,246)	(948,058)	1,020,143

2.	Dividends

	Dividends per Share							Ratio of Dividends to Shareholders’ Equity (Consolidated)
	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year-end	Total	Yearly Total Dividends	Payout Ratio (Consolidated)
Year ended March 31, 2012	—	70.00 (yen)	—	70.00 (yen)	140.00 (yen)	174,256 (Millions of yen)	38.2%	2.2%
Year ended March 31, 2013	—	80.00 (yen)	—	80.00 (yen)	160.00 (yen)	192,571 (Millions of yen)	37.0%	2.4%
Year ending March 31, 2014 (Forecasts)	—	80.00 (yen)	—	80.00 (yen)	160.00 (yen)	—	31.8%	—

3.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2014 (April 1, 2013 – March 31, 2014)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year ending March 31, 2014	11,000,000	2.8%	1,230,000	2.3%	1,280,000	6.6%	585,000	11.6%	503.22	(yen)

Note: Percentages above represent changes from the previous year or period.

* Notes

(1)	Change in reporting entities (change in significant consolidated subsidiaries): None

(2)	Change in significant accounting policy and reclassification

1.	Change caused by revision of accounting standard: Yes

2.	Others: None

(For further details, please see “(7) Change in significant matters serving as a basis for the preparation of consolidated financial statements” on page 33.)

(3)	Number of shares outstanding (common stock)

1.	Number of shares outstanding (including treasury stock) at end of year:

March 31, 2013: 1,323,197,235 shares

March 31, 2012: 1,323,197,235 shares

2.	Number of treasury stock at end of year:

March 31, 2013: 137,822,603 shares

March 31, 2012: 99,431,812 shares

3.	Weighted average number of shares outstanding:

For the year ended March 31, 2013: 1,211,880,769 shares

For the year ended March 31, 2012: 1,275,519,400 shares

(Reference) Non-Consolidated Financial Results

For the Year Ended March 31, 2013	[Japanese GAAP	]

1.	Non-consolidated Financial Results for the Year Ended March 31, 2013 (April 1, 2012 – March 31, 2013)

Amounts are rounded off per 1 million yen.

(1) Non-consolidated Results of Operations

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income
Year ended March 31, 2013	432,785	5.2%	278,610	8.1%	274,429	5.8%	271,527	5.5%
Year ended March 31, 2012	411,352	5.4%	257,686	10.4%	259,316	13.8%	257,297	14.0%

Note: Percentages above represent changes from the previous year.

	Earnings per Share		Earnings per Share after Potential Dilution Adjustments
Year ended March 31, 2013	224.05	(yen)	—	(yen)
Year ended March 31, 2012	201.72	(yen)	—	(yen)

(2) Non-consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Net Assets	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Net Assets per Share
March 31, 2013	7,467,851	4,641,171	62.1%	3,915.36	(yen)
March 31, 2012	7,524,765	4,703,028	62.5%	3,843.08	(yen)

(Reference) Shareholder’s equity:	For the year ended March 31, 2013:	4,641,171 million yen
	For the year ended March 31, 2012:	4,703,028 million yen

2.	Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2014 (April 1, 2013 – March 31, 2014)

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income		Earnings per Share
Year ending March 31, 2014	433,000	0.0%	284,000	1.9%	280,000	2.0%	282,000	3.9%	242.58	(yen)

Note: Percentages above represent changes from the previous year or period.

* The figures for the payout ratio (consolidated) and the earnings per share (consolidated/non-consolidated) for the fiscal year ending March 31, 2014 (forecasts) are based on the assumption that NTT will buy back up to 50 million shares for up to 250 billion yen, as resolved at the board of directors’ meeting held on May 10, 2013, and retain these shares as treasury stock.

* Presentation on the status of audit process:

This financial results release is not subject to the audit process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this financial results release was issued, the audit process on financial statements as required by the Financial Instruments and Exchange Act had not been finished.

* Explanation for forecasts of operation and other notes:

With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 48. As NTT evaluates the business performance on an annual basis, prospects on a half-year basis are not provided.

On Friday, May 10, 2013, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

1.    BUSINESS RESULTS

(1) Analysis Concerning Business Results

Overview of Consolidated Business Results (April 1, 2012 – March 31, 2013)

	(Billions of yen)
	Fiscal Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012)	Fiscal Year Ended March 31, 2013 (April 1, 2012 – March 31, 2013)	Change	Percent Change
Operating revenues	10,507.4	10,700.7	193.4	1.8%
Operating expenses	9,284.4	9,498.8	214.4	2.3%
Operating income	1,223.0	1,202.0	(21.0)	(1.7)%
Income before income taxes	1,239.3	1,201.1	(38.2)	(3.1)%
Net income attributable to NTT	467.7	524.1	56.4	12.1%

With respect to the global economy, in the fiscal year ended March 31, 2013, despite the relative stabilization of the U.S. economy, Europe’s bond-related economic downturn had a ripple effect on China and other emerging countries, leading to continued economic stagnation. The Japanese economy, despite showing signs of mild recovery mainly from domestic demand stemming from rebuilding after the Great East Japan Earthquake, has shown weakened growth from the effects of the global economic slowdown. However, the outlook for the Japanese economy has started to show signs of improvement from December 2012 through the close of the fiscal year in anticipation of the new monetary easing policy adopted by the Bank of Japan.

In the information and telecommunications market, optical broadband services and LTE broadband services speeds have increased and smartphones, tablets and other devices have gained widespread market acceptance, together with the increased use of social media and cloud services. There has also been a worldwide trend of various new participants, in addition to telecommunications companies, entering the market, and a rapid growth in the variety and sophistication of services.

In light of these circumstances, NTT Group has worked to expand its provision of broadband and ubiquitous services pursuant to its Medium-Term Strategy, adopted in May 2008, entitled “Road to Service Creation Business Group.” The fiscal year ended March 31, 2013 marked the final fiscal year of this Medium- Term Strategy. In November 2012, NTT Group formulated its new Medium-Term Strategy entitled “Towards the Next Stage” in order to respond to an increasingly faster globalization of the market and the development of cloud services.

•	Broadband Services

In the fixed-line communications field, NTT Group continued to take measures to expand the use of its “FLET’S Hikari” services and to improve its customer support services. NTT Group began offering “Omoikkiri Wari,” a program designed to promote new subscriptions, and “Hikari Motto Motto Wari,” a program designed to promote long-term continuous use.

In the mobile communications field, NTT Group worked to further increase the speed of “Xi,” (pronounced “crossy”) an LTE service with high-speed and large-capacity capabilities, in order to operate safe, secure and high quality networks and to expand service areas. NTT Group also worked to further enhance smartphone convenience by launching the “Xperia™ Z” phone, which is equipped with a Quad-Core CPU, a large-capacity battery and high-speed processing capability. In addition, NTT Group introduced various rate plans and improved after-sales services in order to provide its users with a customer-friendly environment for smartphone and “Xi” use.

NTT Group forged cooperative projects with convenience store operators, railroad companies, shopping district promotion associations and local governments to strengthen Wi-Fi environments in order to improve the convenience of data communication using devices such as smartphones and increase the use of optical line services. Wi-Fi environments can also be used by customers as information distribution platforms.

•	Upper Layer Services·Solutions Businesses

NTT Group has put significant effort into enhancing its contents services. Specifically, NTT Group introduced new services that can be conveniently used on smartphones and tablet devices, such as “d shopping,” an easy-to-use online shopping service, and “d game,” a gaming service offered in collaboration with a leading game maker. Subscription numbers for “d video,” a flat-rate video distribution service for smartphones, exceeded four million at the end of the fiscal year ended March 31, 2013.

NTT provided highly convenient services in the fields of medicine and education, with a focus on industry-specific solutions which have been developed based on each industry’s unique characteristics and trends. In the field of medicine, for example, NTT launched “Hikari Timeline,” which enables information sharing among medical institutions by gathering the electronic medical records of different medical institutions in chronological order. For corporate customers, NTT Group launched “BizXaaS BA,” a customer information analysis support service utilizing big data, which enables quick and cost-effective use of client information analysis reports.

•	Global Businesses

NTT Group acquired all of the shares of Centerstance, Inc., a U.S.-based company that supports cloud migration, making it a wholly-owned subsidiary (“NTT Centerstance, Inc.”) in order to expand NTT Group’s global operations and enhance its provision of cloud services. Through close collaboration between NTT Centerstance, Inc. and each NTT Group company, NTT Group has established an infrastructure that enables the integrated provision to its customers of information and telecommunications environments.

As part of its expansion of cloud services, NTT Group established a global Research and Development committee in October 2012 in order to strengthen NTT Group’s research and development capabilities, and began preparations to expand and enhance research and development based in North America.

In order to strengthen its ability to seamlessly provide global services to Japanese companies operating overseas and to local corporations, NTT Group built new data centers in Singapore and Malaysia. These countries are receiving attention as major system hubs for the Asia region because they are located in areas which are believed to be the least impacted by potential natural disasters.

•	Research and Development (R&D)

As part of its efforts to create new services, NTT Group engaged in research and development directed at the advancement of video services and mobile communications services, strengthening the network platforms that support these services, and at the development of the fourth-generation mobile communications systems that will succeed LTE. At the same time, NTT Group promoted research and development efforts in areas that serve as stepping stones to developing new growth strategies, such as cloud networks and security. In addition, NTT Group conducted research and development focused on developing solutions for societal issues, such as healthcare and the environment, and disaster-resistant network services. Further, NTT Group promoted research in high-capacity optical transmission technology and quantum information processing as initiatives to develop advanced technologies for the future.

•	Corporate Social Responsibility (CSR)

In order to contribute to the sustainable development of society, NTT Group companies worked collectively to achieve the goals of each of the eight Priority Activities of the “NTT Group CSR Priority Activities” plan which was established in accordance with the NTT Group CSR Charter. During the fiscal year ended March 31, 2013, by setting quantitative indicators for the eight Priority Activities, NTT Group further promoted and clarified the link between CSR activities and its businesses. One of the themes of NTT Group’s environmental vision is “creating a low-carbon society.” In furtherance of that theme, in the fiscal year ended March 31, 2009, NTT Group adopted a policy known as “Green NTT” as a means of promoting natural energy by the end of the fiscal year ended March 31, 2013, NTT has achieved its target of installing a total of 5.0 megawatts of solar power production facilities.

•	Disaster Countermeasures Commenced at the Implementing of the Fiscal Year (ended March 31, 2013)

NTT Group has continued to build upon its disaster countermeasure efforts following the Great East Japan Earthquake. Specifically, NTT Group worked to improve the earthquake resistance and water resistance of exchange offices, re-examine its transmission lines, build backup smartphone-related facilities (packet communications platforms), augment electric power facilities and expand disaster countermeasure facilities. In order to further enhance user convenience, NTT Group has increased the storage capacity of messages on the Web171 Disaster Message Board, in terms of number and storage time, linked the mobile and PHS versions of the disaster message board services and added certain functions such as the ability to provide message registration details via email and voice.

As a result, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2013 were 10,700.7 billion yen (an increase of 1.8% from the previous fiscal year). Consolidated operating expenses were 9,498.8 billion yen (an increase of 2.3% from the previous fiscal year). As a result, consolidated operating income was 1,202.0 billion yen (a decrease of 1.7% from the previous fiscal year), consolidated income before income taxes was 1,201.1 billion yen (a decrease of 3.1% from the previous fiscal year), and consolidated net income attributable to NTT was 524.1 billion yen (an increase of 12.1% from the previous fiscal year).

The forecast for the fiscal year ending March 31, 2014 is as follows: operating revenues of 11,000.0 billion yen (an increase of 2.8% year-over-year), operating income of 1,230.0 billion yen (an increase of 2.3% year-over-year), income before income taxes of 1,280.0 billion yen (an increase of 6.6% year-over-year), and net income attributable to NTT of 585.0 billion yen (an increase of 11.6% year-over-year).

The business results for NTT (Holding Company) and each of its business segments for the consolidated fiscal year ended March 31, 2013 are as follows.

Nippon Telegraph and Telephone Corporation (Holding Company)

Overview of Non-consolidated Business Results (April 1, 2012 – March 31, 2013)

	(Billions of yen)
	Fiscal Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012)	Fiscal Year Ended March 31, 2013 (April 1, 2012 – March 31, 2013)	Change	Percent Change
Operating revenues	411.3	432.7	21.4	5.2%
Operating expenses	153.6	154.1	0.5	0.3%
Operating income	257.6	278.6	20.9	8.1%
Recurring profit	259.3	274.4	15.1	5.8%
Net income	257.2	271.5	14.2	5.5%

In its capacity as the holding company of the NTT Group companies, during the past fiscal year, NTT continued working on the planning of group-wide strategies and a redistribution of managerial resources in line with changes in the business environment. NTT also conducted fundamental research and development and provided the results to each group company so they could be broadly disseminated, while planning and promoting the commercialization of fundamental technologies. Furthermore, NTT exercised voting and other shareholder rights at the general shareholders’ meetings of each group company.

During fiscal year 2012, NTT acquired 38,382,300 shares of its common stock for an aggregate amount of 150 billion yen pursuant to a resolution passed at its board of directors’ meeting held on September 19, 2012. NTT plans to set its annual dividends at 160 yen per share during the fiscal year ended March 31, 2013.

[1] Provision of Advice and Intermediary Services to Group Companies

NTT continues to provide appropriate and timely advice and intermediary services to group companies to facilitate the performance of business activities in line with group policies and objectives. Specifically in the past fiscal year, NTT proceeded with the full-scale development of ubiquitous broadband services in line with its Medium-Term Management Strategy, “Road to Service Creation Business Group,” and provided advice and intermediary services for global businesses. In addition, NTT provided support to promote the promulgation of upper-layer services utilizing broadband services, through its administration of the Next-Generation Services Joint Development Forum and joint operation of a start-up company whose investors include NTT Investment Partners Fund, L.P. As compensation for these services, NTT received 19.0 billion yen in group management and administration revenues for the fiscal year under review (a decrease of 0.8% from the previous fiscal year).

[2] Fundamental Research and Development Activities

NTT has conducted research and development on basic technologies that aim to contribute to the development of a broadband and ubiquitous society and solving societal concerns, such as enhancing medical services and environmental issues, based on the objectives set out in its Medium-Term Management Strategy, “Road to Service Creation Business Group,” while conducting research and development that will serve as a stepping stone towards the newly formulated Medium-Term Management Strategy, “Towards the Next Stage.” With respect to research and development, NTT has aggressively collaborated with other businesses. The commercialization of the results of research and development was carried out through the “General Produce System” under which research and development achievements were integrated into marketing and planning activities for key business lines. NTT also engaged in research and development to develop disaster-resistant network services and research on advanced technologies for the future.

•	Research and Development Contributing to Service Creation

•	Research and Development for Promotion of Broadband and Ubiquitous Services

- NTT Group has developed a technology that understands spoken questions from users, and directly provides the results of its research back to the user. This contributed to the development of a sophisticated new service, “Shabette Concier,” which automatically displays answers to spoken questions that a user speaks into a smartphone.

- NTT Group offered technological support for and achieved the commercialization of “Hikari Share Place” and “Hikari Danran TV” services, both of which provide high quality image transmission services that enable families living separately to feel as if they are living together in the same household.

•	Research and Development Corresponding to Societal Challenges

- In order to promote good health and keep healthcare costs at reasonable levels, NTT Group began conducting demonstration experiments with NTT Group employees by utilizing ICT (Information Communication Technology) to support the self-sustained prevention and management of lifestyle-related illnesses.

- As part of its aim to help families cut their energy usage by living smartly, NTT Group conducted demonstration experiments for technology that enables the automatic control of household appliances according to electric power supply and demand information, such as the visualization of energy usage for each household appliance without the need to install a sensor on such appliances.

•	Research and Development as a Stepping Stone to the Medium-Term Business Strategy “Towards the Next Stage”

- With the goal of realizing more flexible and faster cloud services, NTT Group established a method under which customers can swiftly configure their own cloud-based information settings.

- NTT Group worked on research and development for security platforms to deliver safe and secure services to our customers. Specifically, NTT Group established techniques to detect at an early stage and analyze unknown security breaches, such as targeted attacks, that until now had been difficult to detect.

- NTT Group developed denser, thinner and lighter optical cables, contributing to smaller optical cable material and installation costs, while limiting the required construction of new pipelines.

•	Research and Development to Provide Disaster Resistant Network Services

•

NTT Group developed compact radio equipment for disaster countermeasure use in order to restore Hikari Denwa and Internet services at an early stage when optical cable transmission lines are disconnected during a disaster.

•	NTT Group developed technology to use sensors to detect cracks not visible to the naked eye in concrete poles, thereby improving diagnostic accuracy and operational efficiency.

•

NTT Group provided the know-how that it gained through the process of improving disaster message boards, which contributed to the development of “J-anpi,” a service that allows the collective search and confirmation of safety information held by various collaborating corporations and associations.

•	Advanced Research

•

NTT worked to improve its optical transmission technology for relay transmission lines and achieved the world’s fastest optical transmission speed of 1 petabit per second over a single fiber-optic cable.

•

NTT discovered a technique to rotate the direction of electrons, which are necessary for quantum information processing, to any desired direction without using a magnetic field as part of its efforts to produce quantum computers that NTT believes will fundamentally change information processing technology.

•

As a result of NTT Group’s neuroscience research and development efforts aimed at providing natural communication, NTT Group made the discovery that body shape recognition is associated with one’s sense of hearing.

•

NTT Group fused conductive polymers with silk and other thread materials and succeeded in creating a material that is non-irritating to bare skin and enables long-term measurements of vital signs without burdening the wearer of the material. When worn, a shirt made of this material enables continuous monitoring of one’s heartbeat and acts as an electrocardiogram. The development of this material is expected to contribute not only to the medical field but also in various areas such as in sports and in the promotion of healthier living.

As a result of these research and development activities, NTT’s total expenditures on research and development during the fiscal year under review were 127.0 billion yen (an increase of 1.2% from the previous fiscal year), and NTT received basic research and development revenues of 120.9 billion yen (same as the previous fiscal year) as compensation for these research and development activities.

[3] Share Ownership and Exercise of Voting Rights

NTT exercises its rights as a shareholder based on the principle that each group company should conduct its business activities in line with NTT Group’s policies and objectives, while maintaining their independence and autonomy. When exercising voting rights as a shareholder at the general shareholders meetings of each group company in the fiscal year ended March 31, 2013, NTT determined that the business practices, financial conditions, retained profits, and other conditions during the previous consolidated fiscal year (the fiscal year ended March 31, 2012) were appropriate and, accordingly, NTT voted to approve the disposition of unappropriated retained earnings based on proposals from each group company as well as the election of directors and other matters. As a result, NTT received 282.6 billion yen in dividends (an increase of 8.2% from the previous fiscal year).

As a result of the above, NTT’s operating revenues for the fiscal year ended March 31, 2013 were 432.7 billion yen (an increase of 5.2% from the previous fiscal year), recurring profit was 274.4 billion yen (an increase of 5.8% from the previous fiscal year), and net income was 271.5 billion yen (an increase of 5.5% from the previous fiscal year).

Regional Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2012 – March 31, 2013)

	(Billions of yen)
	Fiscal Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012)	Fiscal Year Ended March 31, 2013 (April 1, 2012 – March 31, 2013)	Change	Percent Change
Operating revenues	3,764.8	3,658.2	(106.6)	(2.8)%
Operating expenses	3,677.9	3,565.7	(112.2)	(3.0)%
Operating income	86.9	92.5	5.6	6.5%

Number of Subscriptions

	(Thousands)
	March 31, 2012	March 31, 2013	Change	Percent Change
FLET’S Hikari	16,564	17,300	736	4.4%
NTT East	9,353	9,750	397	4.2%
NTT West	7,211	7,550	339	4.7%
Hikari Denwa	13,900	15,169	1,269	9.1%
NTT East	7,402	8,085	682	9.2%
NTT West	6,498	7,084	586	9.0%

Notes:

1.	Number of “FLET’S Hikari” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.
2.	The figures for Hikari Denwa indicate the number of channels (in thousands).

Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT West), which are the main subsidiaries of NTT in the regional communications business segment, worked to secure solid revenue structures by collaborating with other business operators, expanding FLET’S Hikari service offerings, promoting fiber-optic and IP related services through the expansion of Hikari use scenarios utilizing Wi-Fi, and improving support services that lead to customer retention.

[1] Number of Subscriptions for Major Services

•	FLET’S Hikari: 17.30 million subscriptions (an increase of 0.74 million subscriptions from the previous fiscal year)

•	Hikari Denwa: 15.17 million channels (an increase of 1.27 million channels from the previous fiscal year)

•	FLET’S TV: 1.00 million subscriptions (an increase of 0.14 million subscriptions from the previous fiscal year)

[2] Promotion of Fiber-optic and IP Services

Major Services Launched in the Fiscal Year Under Review

Service or Product	Description

Omoikkiri Wari (NTT East)	A campaign to discount the “FLET’S Hikari” monthly service charges for single-dwelling units (Family Type, etc.) and multi-dwelling units (Mansion Type, etc.), conditional upon 24 consecutive months of use, in an effort to increase new “FLET’S Hikari” subscriptions.

Hikari Motto Motto Wari (NTT West)	A rate plan to retain long-term customers that provides discounts on monthly charges for “FLET’S Hikari” depending on the number of years of subscription, under the condition of continuous use within the applicable discount period.

FLET’S Hikari WiFi Access (NTT East / NTT West)	A service for small multi-dwelling units such as apartments, that share wireless LAN access, connected by optical networks, with multiple users within the same multi-unit dwelling, thereby enabling connection to the Internet.

FLET’S Hikari Next Super High-Speed Type Hayabusa (NTT West)	Hikari Broadband service for both single-dwelling units, “FLET’S Hikari Next Family Type,” and for multi-dwelling units, “FLET’S Hikari Next Mansion Type,” at the same prices, at a maximum transmission speed of 1 Gbps for both uploading and downloading data.

Hikari Share Place (NTT East) Hikari Danran TV (NTT West)	An image communications device that can easily conduct HD compatible video teleconferences in high-quality images and send and receive picture and video files, by connecting to a home TV.

Biz Hikari Cloud Safe Server Hosting (NTT East)	• A service in which a virtual server is lent to the customer on NTT East’s cloud platform (Safe Server Hosting)

Biz Hikari Cloud Safe Data Backup (NTT East)	• A service in which customers’ data is backed up onto a virtual server on the cloud platform (Safe Data Backup)

Major Collaborative Projects with Other Businesses Relating to Provision of Services Entered into During the Fiscal Year Under Review

Business Partner	Description

SQUARE ENIX CO., LTD. (NTT East / NTT West) Nintendo Co., Ltd. (NTT East / NTT West)	NTT Group collaborated on promotions and Internet connection support with Square Enix, provider of the popular game “Dragon Quest,” and with Nintendo, provider of the Wii and Wii U home game consoles.

Human Academy Co., Ltd (NTT West)	NTT Group began collaborations to spread new audio-visual styles by transmitting video to home TVs using “bj TV” (image service), a video distribution service provided by Human Academy Co., Ltd., through NTT West’s “FLET’S Hikari” and “Hikari Box+ (information device)” services.

[3] Improving Customer Service

Expanding and Enhancing Customer Support

•

Subscriptions for “Remote Support Service,” which provides remote responses to a broad range of customer inquiries concerning all aspects of broadband services, reached 4.53 million. (NTT East/NTT West).

•

Subscriptions to the “FLET’S Hikari Members Club” (for NTT East) and “CLUB NTT-West” (for NTT West), membership privilege programs that offer special content and points based on monthly usage, reached a total of 9.81 million.

Major Collaborative Projects with Other Businesses Relating to Support Services Entered into During the Fiscal Year Under Review

Business Partner	Description
Microsoft Japan Company, Limited (NTT East) Dell Japan (NTT East)	NTT built a system under which the latest OS (basic software), applications and cloud services from Microsoft Japan Company, and optical broadband services and support services of NTT East, will be provided together through Dell Japan’s newest PC’s and tablet devices.

As a result of the above, and despite an increase in IP / packet communications revenues attributable to the increase in “FLET’S Hikari” and “Hikari Denwa” subscriptions, consolidated operating revenues in the regional communications business segment for the fiscal year ended March 31, 2013 decreased to 3,658.2 billion yen (a decrease of 2.8% from the previous fiscal year) due to a decrease in fixed voice related revenues resulting from the decline in fixed-line telephone subscriptions. On the other hand, due to a decrease in personnel expenses and operating expenses, among other factors, consolidated operating expenses were 3,565.7 billion yen in the fiscal year ended March 31, 2013 (a decrease of 3.0% from the previous fiscal year). As a result, consolidated operating income was 92.5 billion yen (an increase of 6.5% from the previous fiscal year).

Long-distance and International Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2012 – March 31, 2013)

	(Billions of yen)
	Fiscal Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012)	Fiscal Year Ended March 31, 2013 (April 1, 2012 – March 31, 2013)	Change	Percent Change
Operating revenues	1,678.7	1,657.9	(20.7)	(1.2)%
Operating expenses	1,562.0	1,536.7	(25.3)	(1.6)%
Operating income	116.7	121.3	4.6	4.0%

NTT Communications Corporation (NTT Communications), NTT’s main subsidiary in the long-distance and international communications business segment, aiming to become a partner considered by customers around the world as a truly leading global player with the “Global ICT Partner – Innovative. Reliable. Seamless –” slogan, developed the “Global Cloud Vision” in response to customers’ requests for cloud migration and worked towards the “development of end-to-end, one-stop, global and seamless services to provide cloud to network, applications, and security services.” The main initiatives in this segment are as follows.

[1] Number of Subscriptions for Major Services

•	Hikari TV: 2.45 million subscriptions (an increase of 0.45 million subscriptions from the previous fiscal year)

•	OCN: 8.21 million subscriptions (a decrease of 0.23 million subscriptions from the previous fiscal year)

•	Plala: 3.07 million subscriptions (a decrease of 0.05 million subscriptions from the previous fiscal year)

[2] Development of Services for Individual Customers

Main Services Launched in the Fiscal Year

Service	Description

Hikari TV Music (NTT Plala)	A music distribution service that enables unlimited listening at a fixed price not only on smartphones, tablet devices and PC’s, but also on televisions.

Hikari TV Book (NTT Plala)	A service that enables viewing e-books not only on smartphones, tablet devices and PC’s, but also on televisions.

[3] Development of Services for Corporate Customers

Main Services Launched in the Fiscal Year Under Review

Service	Description

Biz Hosting Enterprise Cloud	The world’s first cloud service that utilizes network virtualization technology not only within data centers, but on networks between data centers, for corporate customers.

Biz Managed Security Services	Security operators that include a global organization of 200 specialist analysts providing 24 hour /365 days a year monitoring support using some of the world’s most sophisticated security technology, in addition to its own proprietary security operation platform, minimizing risks such as cyber attacks.

Biz Desktop Pro Enterprise	A cloud-based virtual desktop service which enables customers to use the same desktop environment as that at the office, from anywhere and at anytime, on various devices such as PCs, smartphones and tablet devices.

Arcstar IP Voice	This service provides corporate customers inexpensive and stable quality external line communications (sending and receiving). Voice communications are converted to IP and integrated into data communication circuits, lowering communication line and operational costs.

050 plus W-mode	This service allows callers to dial 050 from a smart phone for IP telephony mode at a low rate, or for high quality mobile telephone mode, for either domestic or international calls. Also, privately owned smartphones or feature phones can be used for business calls as well due to telephone charges capable of being separated between business and personal calls.

[4] Development of Global Business

Main Activities during the Fiscal Year Under Review

•	Network Expansion

NTT Communications began operating the “Asia Submarine-cable Express,” a highly reliable, low latency, high-capacity optical submarine cable linking the Asian region together. The cable system was constructed in cooperation with Malaysia-based Telekom Malaysia, Philippines-based PLDT and Singapore-based StarHub.

•	Business Site Development

NTT Communications became the first foreign telecommunications carrier to establish a branch office in Yangon, Myanmar, which is increasingly making its presence felt. NTT also obtained a license necessary for providing telecommunication services in Vietnam, and launched a data network service for corporate customers to provide inter-office connections within Vietnam.

•	Strengthening of Service Provision Systems

NTT Communications acquired the following companies, making them new subsidiaries: Net-magic Solutions Private Limited, a provider of data center related services in India, Gyron Internet Limited, a provider of data center services in England, and Freedom Resources Holdings Corporation, a provider of SI and other services related to IP telephony and business systems, mainly in the Philippines.

As a result of the above, and despite an increase in revenue as a result of the increase in the number of consolidated subsidiaries and video service subscriptions, consolidated operating revenues in the long-distance and international communications business segment for the fiscal year ended March 31, 2013 were 1,657.9 billion yen (a decrease of 1.2% from the previous fiscal year) due to, among other things, a decline in fixed voice related revenues. On the other hand, despite an increase in revenue as a result of the increase in the number of consolidated subsidiaries, consolidated operating expenses for the fiscal year ended March 31, 2013 were 1,536.7 billion yen (a decrease of 1.6% from the previous fiscal year) due to a decrease in operating expenses as a result of improved operating efficiency. As a result, consolidated operating income was 121.3 billion yen (an increase of 4.0% from the previous fiscal year).

Mobile Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2012 – March 31, 2013)

	(Billions of yen)
	Fiscal Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012)	Fiscal Year Ended March 31, 2013 (April 1, 2012 – March 31, 2013)	Change	Percent Change
Operating revenues	4,240.0	4,470.1	230.1	5.4%
Operating expenses	3,363.6	3,633.7	270.1	8.0%
Operating income	876.4	836.4	(40.0)	(4.6)%

Number of Subscriptions

	(Thousands)
	March 31, 2012	March 31, 2013	Change	Percent Change
Mobile phone services	60,129	61,536	1,407	2.3%
FOMA services	57,905	49,970	(7,935)	(13.7)%
Xi services	2,225	11,566	9,341	419.8%
i-mode services	42,321	32,688	(9,634)	(22.8)%
sp-mode services	9,586	18,285	8,698	90.7%

Notes:

1.	Figures for mobile phone service subscriptions, FOMA service subscriptions and mova service subscriptions include communications module service subscriptions.
2.	Effective March 3, 2008, the use of the “2-in-1” service, in principle, requires a “FOMA” subscription; the number of mobile phone service subscriptions and the number of “FOMA” service subscriptions include such “FOMA” subscriptions.

NTT DOCOMO, INC. (NTT DOCOMO), the main subsidiary of NTT in the mobile communications business segment, based on its medium-term management policy, “Medium-Term Vision 2015: Shaping a Smart Life,” worked to further enhance the convenience of users of smartphones and “Xi” services in order to further enhance safety and security and deliver more convenient and efficient solutions to customers’ everyday lives and businesses. NTT DOCOMO also worked to provide new services using “DOCOMO Cloud” as a platform.

[1] Number of Subscriptions to Main Services

Number of mobile phone service subscriptions: 61.54 million (an increase of 1.41 million subscriptions from the previous fiscal year)

(Partial listing only) FOMA service subscriptions: 49.97 million (a decrease of 7.93 million subscriptions from the previous fiscal year)

(Partial listing only) Xi service subscriptions: 11.57 million (an increase of 9.34 million subscriptions from the previous fiscal year)

(Note) Number of subscriptions to mobile phone services (including “FOMA” services) include communication module service subscriptions.

[2] Development of DOCOMO Cloud

Main Services Launched in the Fiscal Year

Service, etc.	Description
d market
d game	Provides original DOCOMO games and games from leading game makers.
d shopping	Sales of food, daily commodities, Radishbo-ya Co., Ltd.’s organic vegetables, Oak Lawn Marketing, Inc.’s mail-order products, etc.

Intelligent Services

Mail-Hon’yaku-Concier	Translates content of email messages

Utsushite-Hon’yaku	Translates text photographed with a smartphone camera

Hanashite Hon’yaku	Translates phone conversations spoken into smartphones

Storage
Photo Collection	Stores photos and videos on Cloud networks
docomo denwacho	Migrate address book to Cloud networks

[3] Expansion of Service Area

NTT DOCOMO made an effort to expand “Xi” service areas primarily to areas with high customer needs and launched a high-speed communications service with a maximum download speed of 112.5 Mbps in 33 cities in Japan.

[4] Efforts in New Fields

•

In order to realize the commercialization of new payment settlement services, NTT DOCOMO agreed to form a business alliance with MasterCard Worldwide with a view towards expanding the usage environment of “iD,” a mobile credit payment system, around the world.

•

NTT DOCOMO acquired Tower Records Japan Inc., making it a subsidiary in order to promote the provision of high value-added services by taking advantage of the synergy created with mobile communications.

•

NTT DOCOMO strived to introduce total health support services through collaborations with each of its alliance companies based around the provision of health support services, and established docomo Healthcare, Inc., a corporate joint venture with Omron Healthcare.

•	NTT DOCOMO acquired MAGAseek Corporation, a company that operates fashion sites such as MAGAseek, making it a subsidiary in order to expand its business with respect to the fashion sector in commerce.

•	NTT DOCOMO acquired Bongiorno S.p.A., an Italian company which provides mobile content mainly in Europe, with the aim of expanding its overseas operation services.

As a result of the above, and despite a decline in voice revenues due to the impact of “Monthly Support” discount programs and a decrease in billable MOU(*1), consolidated operating revenues for the mobile communications business segment for the fiscal year ended March 31, 2013 were 4,470.1 billion yen (an increase of 5.4% from the previous fiscal year) due to an increase of IP / packet communications revenues as a result of the increased number of smartphone users, an increase in revenues from handset sales, and an increase in revenues associated with the development of operations in new business sectors(*2). On the other hand, despite NTT Group’s ongoing cost-cutting efforts, consolidated operating expenses for the fiscal year ended March 31, 2013 were 3,633.7 billion yen (an increase of 8.0% from the previous fiscal year) due to an increase in the costs associated with the development of operations in new business sectors and an increase in the wholesale unit prices of handsets in conjunction with the increase in smartphone sales. As a result, consolidated operating income was 836.4 billion yen (a decrease of 4.6% from the previous fiscal year).

Notes:

(*1)	MOU (Minutes Of Use): average monthly minutes of use per subscriber.
(*2)	The eight new business sectors are media and content, finance and settlement of payments, commerce, medical and healthcare, M2M (machine-to-machine), aggregation and platforms, environment and ecology and safety and security.

Data Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2012 – March 31, 2013)

	(Billions of yen)
	Fical Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012)	Fiscal Year Ended March 31, 2013 (April 1, 2012 – March 31, 2013)	Change	Percent Change
Operating revenues	1,251.8	1,303.5	51.7	4.1%
Operating expenses	1,180.3	1,217.7	37.4	3.2%
Operating income	71.5	85.8	14.3	20.0%

NTT DATA Corporation (NTT DATA), the main subsidiary in the data communications business segment, has evolved into a corporate group that provides a wide range of IT services efficiently on a global scale, and is working to achieve its business plan goals of “Global TOP 5” and “EPS (Earnings Per Share) of 20,000 yen.” NTT DATA formulated a new Medium-Term Management Plan for implementation from the fiscal year ended March 31, 2012 through the fiscal year ending March 31, 2015, with the focus areas of: “Expansion of new fields and reinforcement of product competitiveness,” “Expansion, enhancement and reinforcement of global business” and “Pursuit of overall optimization.”

(Note)	Although NTT DATA plans to carry out a 100-for-1 stock split, which will be effective on October 1, 2013, “EPS (Earnings
Per Share) of 20,000 yen” is calculated based on the current total number of issued shares.

[1] Management Policies

•

NTT DATA actively promoted “remarketing” in order to redefine existing concepts and rebuild the market in response to the recent changes in the business environment and in information and telecommunications technology.

•

NTT DATA worked to realize the complete automation of its development project work. In addition, NTT DATA promoted “Strategic R&D,” the goal of which is to contribute to the businesses of its customers, by increasing the sophistication and speed of development projects. Following extensive research and interviews of experts, NTT DATA chose as strategies “Technology Foresight 2013,” “the view of the near future,” which is expected to have a large impact on customers’ businesses in the medium and long term, and “Technology Trends,” which will support “the view of the near future.” In addition, NTT DATA incorporated “Technology Foresight” into its management strategy, and worked towards future-oriented technological development and business creation.

•	NTT DATA launched the advertising campaign of “data for: the people” to improve its visibility in the global market.

[2] Status of Business Activity Measures

•

As part of Japan’s export of infrastructure solutions, NTT DATA contracted with the Vietnamese government to develop trade procedures and customs clearance systems (VNACCS/VCIS) based on the know-how of Japan’s trade procedures and customs clearance systems, known as “NACCS” and “CIS,” and to provide software development support for these systems.

•

NTT DATA established a joint venture with Kirin Business System Company, Limited, a subsidiary of Kirin Holdings Company, Limited, to contribute to the reform and strengthening of business competitiveness using information technology, and gain a competitive advantage in the food and beverage industry.

•

NTT DATA contracted with the U.S. company Twitter, Inc. and began to provide Twitter data services in order to provide high grade social media services. The agreement with Twitter enables NTT DATA to collect all tweeted data written in Japanese and all tweeted data in Japan in real time.

•	NTT DATA set “OSS Center India” inside its development center in India as its global base to expand the domain of open source applications and to offer related products and services.

•

In the SAP related business sector, NTT DATA expanded services not only in North America and the EMEA (Europe, the Middle East and Africa) regions, but also in the Asia region which includes many developing countries. NTT DATA’s annual sales in this sector have exceeded $1 billion.

Main Services Launched in the Fiscal Year Under Review

Service	Description

Xrosscloud	Provides M2M Total Solution, a comprehensive range of solutions from cloud platforms to consulting.

BizXaaS BA	Provides comprehensive services from system introduction support to consulting for analysis and utilization by combining the platform required for the analysis of big data and a standard analysis report with integrated know-how to analyze and utilize customer information.

DENTRANS	An electronically recorded monetary claims service for financial institutions that enables electronically recorded monetary claim transactions through various means, such as through the Internet, FAX and customer service outlets of the financial institution.

As a result of the above, and due to an increase in revenues resulting from the increase in the number of consolidated subsidiaries, consolidated operating revenues from the data communications business segment for the fiscal year ended March 31, 2013 were 1,303.5 billion yen (an increase of 4.1% from the previous fiscal year). On the other hand, consolidated operating expenses were 1,217.7 billion yen (an increase of 3.2% from the previous fiscal year) due to, among other things, an increase in expenses attributable to the increase in the number of consolidated subsidiaries. As a result, consolidated operating income was 85.8 billion yen (an increase of 20.0% from the previous fiscal year).

Other Business Segments

Overview of Business Results by Business Segment (April 1, 2012 – March 31, 2013)

	(Billions of yen)
	Fiscal Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012)	Fiscal Year Ended March 31, 2013 (April 1, 2012 – March 31, 2013)	Change	Percent Change
Operating revenues	1,089.0	1,257.6	168.5	15.5%
Operating expenses	1,032.2	1,204.0	171.8	16.6%
Operating income	56.9	53.6	(3.3)	(5.8)%

In other business segments, due to increased revenues in real estate sector as a result of an increase in the number of apartments delivered and in the financial sector, consolidated operating revenues for the fiscal year ended March 31, 2013 were 1,257.6 billion yen (an increase of 15.5% from the previous fiscal year). On the other hand, due to an increase in revenue-linked expenses and an increase in expenses associated with advanced technology development, among other things, consolidated operating expenses for the fiscal year ended March 31, 2013 were 1,204.0 billion yen (an increase of 16.6% from the previous fiscal year). As a result, consolidated operating income was 53.6 billion yen (a decrease of 5.8% from the previous fiscal year).

(2) Analysis of Financial Position

Consolidated cash flow from operating activities for the fiscal year ended March 31, 2013 was 2,453.7 billion yen in revenues. Compared to the previous fiscal year, cash flow decreased 54.6 billion yen (2.2%) due to, among other factors, an increase in installment sales of mobile devices.

Consolidated cash flow from investment activities amounted to 1,776.3 billion yen in cash outlays. Compared to the previous fiscal year, cash outlays decreased 195.0 billion yen (9.9%). This decrease was due to, among other factors, a decrease in short-term investments associated with cash management activities exceeding three months in duration despite an increase in capital investments.

Consolidated cash flow from financing activities amounted to cash outlays of 745.2 billion yen. Compared to the previous fiscal year, cash outlays decreased 202.9 billion yen (21.4%). This decrease was due to, among other factors, a decrease in the repurchase of treasury stock by NTT.

As a result of the above, NTT Group’s consolidated cash and cash equivalents at the end of the fiscal year ended March 31, 2013 totaled 961.4 billion yen, a decrease of 58.7 billion yen (5.8%) compared with the fiscal year ended March 31, 2012.

	(Billions of yen)
	Fiscal Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012)	Fiscal Year Ended March 31, 2013 (April 1, 2012 – March 31, 2013)	Change	Percent Change
Cash flow from operating activities	2,508.3	2,453.7	(54.6)	(2.2)%
Cash flow from investment activities	(1,971.2)	(1,776.3)	195.0	9.9%
Cash flow from financing activities	(948.1)	(745.2)	202.9	21.4%
Cash and cash equivalents at the end of year	1,020.1	961.4	(58.7)	(5.8)%

(3) Basic Policy Concerning Profit Distribution; Dividends in the Current Term and Next Term

In addition to increasing corporate value over the medium- and long-term, NTT has identified the return of profits to shareholders as an important management goal. In determining the level of dividends, NTT, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial standing and dividend payout ratio.

It is planned that dividends for the current annual period will be 160 yen per share, comprising a 80-yen end-of-term dividend and a 80-yen interim dividend. For the next annual period, dividends are planned to be 160 yen for the full year.

While maintaining a good financial standing and as part of a capital policy to improve capital efficiency, NTT intends to use internal funds for investments in new business opportunities.

2. STATUS OF THE NTT CORPORATE GROUP

NTT Group consists of NTT (Holding Company), its 827 subsidiaries and 101 affiliated companies (as of March 31, 2013). The principal businesses of NTT Group are its regional communications business, long-distance and international communications business, mobile communications business, and data communications business.

The principal elements of NTT Group’s businesses and the main consolidated subsidiaries in each business are as follows.

Among NTT’s main consolidated subsidiaries, NTT DOCOMO, INC. (NTT DOCOMO), NTT DATA CORPORATION (NTT DATA), NTT URBAN DEVELOPMENT CORPORATION (NTTUD), XNET Corporation are listed on the First Section of the Tokyo Stock Exchange, NJK Corporation is listed on the Second Section of the Tokyo Stock Exchange, MAGASeek Corporation and NTT DATA INTRAMART CORPORATION is listed on the Tokyo Stock Exchange Mothers.

(1) Regional Communications Business

The principal elements in this business are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), NTT EAST-TOKYO CORPORATION, NTT-ME CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT WEST-KANSAI CORPORATION, NTT NEOMEIT CORPORATION, NTT MARKETING ACT CORPORATION, NTT DIRECTORY SERVICES Co., NTT Quaris Corporation, TelWel East Japan Corporation, NTT Solco Corporation, NTT CARD SOLUTION CORP., NTT TELECON Co.,Ltd., NTT SOLMARE CORPORATION, NTT WEST ASSET PLANNING CORPORATION, TelWel West Nippon Corporation, and 63 other companies.

(2) Long-distance and International Communications Business

The principal elements in this business are inter-prefectural communications services, international communications services, solution services and related services thereof.

The consolidated subsidiaries in the long-distance and international communications business are NTT COMMUNICATIONS CORPORATION (NTT Communications), Dimension Data Holdings plc, NTT PC Communications Incorporated, NTT Plala Inc., NTT Resonant Inc., NTT America, Inc., NTT EUROPE LTD., NTT COM ASIA LIMITED, NTT WT HK Limited, NTT AUSTRALIA PTY. LTD., Verio Inc., Integralis AG, NTT WORLD ENGINEERING MARINE CORPORATION, NTT WORLDWIDE TELECOMMUNICATIONS CORPORATION, Spectrum Holdings Inc, Dimension Data Commerce Centre Ltd, Dimension Data (US) II Inc, Dimension Data (US) Inc, Dimension Data North America, Inc, Datacraft Australia Pty Ltd, NTT Com CHEO CORPORATION, NTT Com Technology Corporation, NTT BizLink, Inc., NTT Com Solution & Engineering Corporation, and 246 other companies.

(3) Mobile Communications Business

The principal elements in this business are mobile telephone services and related services.

The consolidated subsidiaries in the mobile communications business are NTT DOCOMO, DOCOMO Service Inc., DOCOMO Engineering Inc., DOCOMO Mobile Inc., DOCOMO Support Inc., DOCOMO Systems, Inc., DOCOMO Technology, Inc., DOCOMO Business Net, Inc., DOCOMO Deutschland GmbH, DOCOMO Communications Laboratories Europe GmbH, DOCOMO Innovations, Inc., DOCOMO PACIFIC, INC., net mobile AG, NTT DOCOMO USA, Inc., PacketVideo Corporation, D2C Inc.(*1), mmbi, Inc., OAK LAWN MARKETING, INC., Tower Records Japan Inc., DOCOMO ANIME STORE, Inc., DOCOMO Innovation Ventures, Inc.(*2), DOCOMO.COM, Inc., docomo Healthcare, Inc., MAGASeek Corporation, Radishbo-ya Co., Ltd., Buongiorno S.p.A., DOCOMO Capital, Inc., DOCOMO interTouch Pte. Ltd., and 153 other companies.

(4) Data Communications Business

The principal elements in this business are systems integration services and network system services.

The consolidated subsidiaries in the data communications business are NTT DATA, NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA i CORPORATION, NTT DATA KANSAI CORPORATION, NTT DATA FORCE CORPORATION, Nihon Card Processing Co., Ltd, NTT DATA FINANCIAL CORE CORPORATION, NTT DATA FRONTIER CORPORATION, NTT DATA SOFIA Corporation, NTT DATA NCB CORPORATION, NTT DATA Getronics Corporation, XNET Corporation, Japan Information Processing Service Co., Ltd.(*3), NTT DATA INTRAMART CORPORATION, NTT DATA WAVE CORPORATION, NTT DATA BUSINESS SYSTEMS CORPORATION, NTT DATA CCS CORPORATION, NTT DATA MSE CORPORATION, JSOL CORPORATION, NTT DATA INTELLILINK CORPORATION, NJK Corporation, NTT DATA INTERNATIONAL L.L.C., NTT DATA EUROPE GmbH & Co. KG, itelligence AG, NTT Data Deutschland GmbH(*4), NTT DATA International Services, Inc., NTT DATA, Inc., NTT DATA Italia S.p.A.(*5), NTT DATA EMEA Ltd., NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA SMS CORPORATION, NTT DATA MANAGEMENT SERVICE CORPORATION, and 185 other companies.

(5) Other Business

The principal elements in this business are the real estate business, financing business, construction and electricity business, system development business and advanced technology development business.

Other consolidated subsidiaries of NTT are NTTUD, UD EUROPE LIMITED, NTT FINANCE CORPORATION, NTT FACILITIES, INC., NTT COMWARE CORPORATION, NTT ADVANCED TECHNOLOGY CORPORATION, NTT Electronics Corporation, NTT Software Corporation, NTT ADVERTISING, INC., InfoCom Research, Inc., NTT Human Solutions Corporation, NTT LEARNING SYSTEMS CORPORATION, NTT BUSINESS ASSOCIE Corporation, NTT LOGISCO Inc., and 65 other companies.

*1:    D2 Communications Inc. changed its name to D2C Inc. on June 1, 2012.

*2:    NTT Investment Partners, Inc. changed its name to DOCOMO Innovation Ventures, Inc. on February 12, 2013.

*3:    JBIS Holdings, Inc. merged with Japan Information Processing Service Co., Ltd. on January 1, 2013.

*4:    Cirquent GmbH changed its name to NTT Data Deutschland GmbH on April 2, 2012.

*5:    Value Team S.p.A. changed its name to NTT DATA Italia S.p.A. on April 2, 2012.

A group organizational chart appears on the following page.

Customer
NTT GROUP
<Regional Communications Businesses>
NTT East
NTT West
<Regional Communications Support Group>
・Regional Communications Related Businesses
NTT EAST-TOKYO CORPORATION
NTT-ME CORPORATION
NTT INFRASTRUCTURE NETWORK CORPORATION
NTT WEST-KANSAI CORPORATION
NTT NEOMEIT CORPORATION
NTT MARKETING ACT CORPORATION
・Others
NTT DIRECTORY SERVICES Co.
NTT Quaris Corporation
TelWel East Japan Corporation
NTT Solco Corporation
NTT CARD SOLUTION CORP.
NTT TELECON Co., Ltd.
NTT SOLMARE CORPORATION
NTT WEST ASSET PLANNING CORPORATION
TelWel West Nippon Corporation
and others
<Long-distance and International Communications Businesses>
NTT Communications
Dimension Data Holdings plc
<Long-distance and International Communications Support Group>
・Internet and International Communications Related Businesses
NTT PC Communications Incorporated
NTT Plala Inc.
NTT Resonant Inc.
NTT America, Inc.
NTT EUROPE LTD.
NTT COM ASIA LIMITED
NTT WT HK Limited
NTT AUSTRALIA PTY. LTD.
Verio Inc.
Integralis AG
NTT WORLD ENGINEERING MARINE CORPORATION
NTT WORLDWIDE TELECOMMUNICATIONS CORPORATION
Spectrum Holdings Inc
Dimension Data Commerce Centre Ltd
Dimension Data (US) II Inc
Dimension Data (US) Inc
Dimension Data North America, Inc
Datacraft Australia Pty Ltd
・Others
NTT Com CHEO CORPORATION
NTT Com Technology Corporation
NTT BizLink, Inc.
NTT Com Solution & Engineering Corporation
and others
<Mobile Communications Businesses>
NTT DOCOMO
<Mobile Communications Support Group>
・Mobile Communications Related Businesses
DOCOMO Service Inc.
DOCOMO Engineering Inc.
DOCOMO Mobile Inc.
DOCOMO Support Inc.
DOCOMO Systems, Inc.
DOCOMO Technology, Inc.
DOCOMO Business Net, Inc.
DOCOMO Deutschland GmbH
DOCOMO Communications Laboratories Europe GmbH
DOCOMO Innovations, Inc.
DOCOMO PACIFIC, INC.
net mobile AG
NTT DOCOMO USA, Inc.
PacketVideo Corporation
・Others
D2C Inc.
mmbi, Inc.
OAK LAWN MARKETING, INC.
Tower Records Japan Inc.
DOCOMO ANIME STORE, Inc.
DOCOMO Innovation Ventures, Inc.
DOCOMO.COM, INC.
docomo Healthcare, Inc.
MAGASeek Corporation
Radishbo-ya Co., Ltd.
Buongiorno S.p.A.
DOCOMO Capital, Inc.
DOCOMO interTouch Pte. Ltd.
and others
<Data Communications Businesses>
NTT DATA
<Data Communications Support Group>
・System Integration Related Businesses
NTT DATA SYSTEM TECHNOLOGIES INC.
NTT DATA i CORPORATION
NTT DATA KANSAI CORPORATION
NTT DATA FORCE CORPORATION
Nihon Card Processing Co., Ltd.
NTT DATA FINANCIAL CORE CORPORATION
NTT DATA FRONTIER CORPORATION
NTT DATA SOFIA Corporation
NTT DATA NCB CORPORATION
NTT DATA Getronics Corporation
XNET Corporation
Japan Information Processing Service Co., Ltd.
NTT DATA INTRAMART CORPORATION
NTT DATA WAVE CORPORATION
NTT DATA BUSINESS SYSTEMS CORPORATION
NTT DATA CCS CORPORATION
NTT DATA MSE CORPORATION
JSOL CORPORATION
NTT DATA INTELLILINK CORPORATION
NJK Corporation
NTT DATA INTERNATIONAL L.L.C.
NTT DATA EUROPE GmbH & Co. KG
itelligence AG
NTT Data Deutschland GmbH
NTT DATA International Services, Inc.
NTT DATA, Inc.
NTT DATA Italia S.p.A.
NTT DATA EMEA Ltd.
・Others
NTT DATA CUSTOMER SERVICE CORPORATION
NTT DATA SMS CORPORATION
NTT DATA MANAGEMENT SERVICE CORPORATION
and others
<Other Businesses>
・Real Estate Business
NTT URBAN DEVELOPMENT CORPORATION
UD EUROPE LIMITED
・Financing Business
NTT FINANCE CORPORATION
・Construction & Electricity Business
NTT FACILITIES, INC.
・System development Business
NTT COMWARE CORPORATION
・Advanced Technology Development Businesses
NTT ADVANCED TECHNOLOGY CORPORATION
NTT Electronics Corporation
NTT Software Corporation
・Others
NTT ADVERTISING, INC.
InfoCom Research, Inc.
NTT Human Solutions Corporation
NTT LEARNING SYSTEMS CORPORATION
NTT BUSINESS ASSOCIE Corporation
NTT LOGISCO Inc.
and others
NIPPON TELEGRAPH AND TELEPHONE CORPORATION

3. BUSINESS OPERATION POLICY

(1) Basic Business Operation Policy and Medium-Term Management Objectives

For over 100 years, NTT Group has been the mainstay behind the growth and development of Japanese telecommunications; this track record, the confidence that comes with it, and one of the world’s leading R&D capabilities serve as the foundation from which we will “continue to provide safe and secure services, and continue to always earn the trust of our customers and stakeholders.” In order to do so, we will fulfill the legal responsibilities and social mission demanded of each of our businesses in a market environment characterized by intense competition, and at the same time move proactively to develop our businesses to meet the needs of the diversifying and expanding ICT industry. Our aim is for sustainable development backed always by a high level of trust from both our customers and our shareholders.

In furtherance of this basic business operation policy, NTT Group has worked to expand its provision of broadband and ubiquitous services pursuant to the Medium-Term Strategy, adopted in May 2008, entitled “Road to Service Creation Business Group.” The fiscal year ended March 31, 2013 marked the final year of this Medium- Term Strategy. In November 2012, NTT Group formulated its new Medium-Term Strategy, entitled “Towards the Next Stage,” in order to respond to the increasingly faster globalization of the market and the development of cloud services. Based on this new Medium-Term Management Strategy, NTT Group will make global cloud services, which are expected to grow going forward, the cornerstone of its efforts to accelerate global business development, support the transformation of the business models of its corporate customers and to provide support for the various lifestyles of individual customers. Through these efforts, NTT Group will endeavor to become the “valued partner” that customers continue to select, and contribute to the development of society.

(2) Issues Facing the Corporate Group

Despite lingering uncertainty, a mild overall recovery of the global economy is expected to stem from the recovery of the U.S. economy and of the economic policies of emerging countries. The Japanese economy is expected to improve as a result of favorable export conditions, and the positive effects from Japanese economic and fiscal policies.

A number of both domestic and foreign companies have entered the information and telecommunications market. In addition, the variety and sophistication of services and devices has increased and changes in the market, centered on cloud services, are expected to accelerate going forward. Moreover, fierce market competition above and beyond existing business sector boundaries is expected to further intensify.

In November, 2012, NTT Group released its new Medium-Term Management Strategy, “Toward the Next Stage,” aiming to become the “valued partner” that customers continue to select, by seeking to grow and transform itself.

Specifically, NTT Group will implement the following initiatives.

- Expansion of Global Cloud Services

In order to strengthen its individual services and to swiftly respond to a variety of customers’ needs, NTT Group will bolster its service structure by taking advantage of its ability as a group company to provide comprehensive and integrated cloud services from the information and telecommunications platforms stage, such as data centers and IP backbone, to the ICT management and applications stage.

In addition, in order to accelerate research and development in the cloud and the security sectors, NTT Group established a new company, NTT Innovation Institute, Inc. (NTT I³) in the leading-edge and fiercely competitive North American market. Based on the technology developed at NTT I³, NTT Group will offer North America-based cloud services globally, including Japan. In particular, in the security sector, global security platforms (i.e., shared platforms) will be built and deployed. At the same time, NTT Group will promote efforts to provide services with further improvements in customer safety and security, by working to strengthen its ability to operate under diverse legal systems that differ by country and region.

As a result of the above, NTT aims to reach US$20 billion in overseas sales by the fiscal year ending March 31, 2017 and to increase the proportion of corporate sales represented by overseas sales to 50% or more by setting “Global Cloud Services” as the cornerstone of NTT’s business operations going forward.

- Strengthening Network Service Competitiveness

NTT Group will work to further improve the effectiveness of its network equipment-assets which NTT Group has built up to date by controlling capital investment as appropriate according to the changes in business models and the market. Additionally, by expanding construction projects that do not require the dispatch of NTT employees, NTT Group has cut costs associated with initiating optical transmission lines and has further improved the efficiency in its maintenance and operational business. NTT Group will work to establish simple and highly efficient business operations while taking into account future business environment changes.

As a result of the above efforts, NTT Group expects to reduce costs related to fixed-line/mobile communications service by at least ¥400 billion by the end of the fiscal year ending March 31, 2015 (compared with the fiscal year ended March 31, 2012), and will comprehensively strengthen the competitiveness of its existing network services.

Furthermore, NTT aims to further expand fiber-optic access by creating new ICT use scenarios and develop a smartphone user platform by improving the quality of LTE service.

In addition, NTT Group aims to reduce its Capex to Sales ratio to 15% by the fiscal year ending March 31, 2016 through drastic streamlining of capital investments. Further, NTT Group plans to increase M&A activity with a focus on cloud-related businesses with the goal of enhancing shareholder returns.

Through these efforts, NTT Group will work towards EPS growth of 60% or more (compared with the fiscal year ended March 31, 2012) by the fiscal year ending March 31, 2016.

- Responding to Environmental Issues

•	With respect to environmental issues, which are a global concern, NTT Group will bolster its efforts to reduce its environmental burden through the three initiatives below.

•	“Green of ICT”

This initiative is aimed at reducing the environmental burden resulting from ICT, through measures such as energy conservation at NTT Group’s data centers and communication facilities, and promoting natural energy generation.

•	“Green by ICT”

This initiative promotes the use of ICT, such as telecommuting and teleconferencing, to help reduce the environmental burden on society as a whole.

•	“Green with Team NTT”

Under this initiative, each NTT Group employee’s action will help reduce the environmental burden at the workplace, at home and in the community.

•

Through the adept use of ICT, NTT will contribute to the realization of environmentally friendly and smart communities (next generation energy, social systems) by promoting a power visualization service for customers’ power consumption in office buildings and condominium complexes to support the reduction of electric power consumption and energy saving.

- Initiatives for Secure and Safe Networks

•

Based on experience gained from the Great East Japan Earthquake and other disasters, NTT Group will continue to work towards the development of disaster-resistant facilities. Additionally, with respect to the disaster message dial and other support services, NTT Group will strive to achieve further growth and increased convenience and participate in drills through collaboration with external institutions, such as the national and local governments, and work to bolster its disaster countermeasures.

•

In light of the dramatic increase of smartphone users, NTT Group will continue to provide stable operation of its network environment through appropriate enhancement of its facilities and further improvement of its reliability.

•	NTT Group will build necessary security countermeasures to handle wide-scale and diversified cyberattacks.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31, 2012	March 31, 2013	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥1,020,143	¥961,433	¥(58,710)
Short-term investments	306,921	53,753	(253,168)
Notes and accounts receivable, trade	2,287,986	2,428,099	140,113
Allowance for doubtful accounts	(48,356)	(44,961)	3,395
Accounts receivable, other	277,277	357,255	79,978
Inventories	329,373	350,721	21,348
Prepaid expenses and other current assets	315,566	338,794	23,228
Deferred income taxes	223,021	224,194	1,173

Total current assets	4,711,931	4,669,288	(42,643)

Property, plant and equipment:
Telecommunications equipment	14,425,252	13,432,047	(993,205)
Telecommunications service lines	14,830,873	15,143,239	312,366
Buildings and structures	5,915,743	5,993,215	77,472
Machinery, vessels and tools	1,820,648	1,868,972	48,324
Land	1,133,077	1,139,636	6,559
Construction in progress	363,201	334,326	(28,875)

	38,488,794	37,911,435	(577,359)
Accumulated depreciation	(28,682,438)	(28,134,748)	547,690

Net property, plant and equipment	9,806,356	9,776,687	(29,669)

Investments and other assets:
Investments in affiliated companies	543,273	411,371	(131,902)
Marketable securities and other investments	295,254	660,823	365,569
Goodwill	771,420	824,216	52,796
Software	1,344,356	1,340,682	(3,674)
Other intangibles	263,964	278,272	14,308
Other assets	863,852	997,989	134,137
Deferred income taxes	789,293	694,361	(94,932)

Total investments and other assets	4,871,412	5,207,714	336,302

Total assets	¥19,389,699	¥19,653,689	¥263,990

	Millions of yen
	March 31, 2012	March 31, 2013	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥83,507	¥77,455	¥(6,052)
Current portion of long-term debt	656,963	703,304	46,341
Accounts payable, trade	1,482,594	1,436,643	(45,951)
Current portion of obligations under capital leases	18,709	16,368	(2,341)
Accrued payroll	476,442	437,609	(38,833)
Accrued interest	9,832	8,971	(861)
Accrued taxes on income	198,281	228,736	30,455
Accrued consumption tax	46,255	54,667	8,412
Advances received	189,007	183,723	(5,284)
Other	332,663	351,913	19,250

Total current liabilities	3,494,253	3,499,389	5,136

Long-term liabilities:
Long-term debt	3,509,820	3,234,631	(275,189)
Obligations under capital leases	36,919	36,254	(665)
Liability for employees’ retirement benefits	1,534,885	1,505,571	(29,314)
Accrued liabilities for point programs	187,432	156,233	(31,199)
Deferred income taxes	169,591	198,824	29,233
Other	409,070	396,162	(12,908)

Total long-term liabilities	5,847,717	5,527,675	(320,042)

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,832,165	2,827,612	(4,553)
Retained earnings	4,888,746	5,229,407	340,661
Accumulated other comprehensive income (loss)	(357,843)	(107,476)	250,367
Treasury stock, at cost	(418,431)	(568,459)	(150,028)

Total NTT shareholders’ equity	7,882,587	8,319,034	436,447

Noncontrolling interests	2,165,142	2,307,591	142,449

Total equity	10,047,729	10,626,625	578,896

Total liabilities and equity	¥19,389,699	¥19,653,689	¥263,990

(2) CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED MARCH 31

Consolidated Statements of Income

	Millions of yen
	2012	2013	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥1,949,557	¥1,769,416	¥(180,141)
Mobile voice related services	1,870,064	1,701,070	(168,994)
IP / packet communications services	3,602,541	3,779,284	176,743
Sale of telecommunication equipment	580,900	844,883	263,983
System integration	1,776,941	1,824,617	47,676
Other	727,359	781,470	54,111

	10,507,362	10,700,740	193,378

Operating expenses:
Cost of services (exclusive of items shown separately below)	2,379,388	2,461,393	82,005
Cost of equipment sold (exclusive of items shown separately below)	787,681	864,251	76,570
Cost of system integration (exclusive of items shown separately below)	1,209,870	1,244,538	34,668
Depreciation and amortization	1,910,698	1,899,245	(11,453)
Impairment losses	9,555	5,416	(4,139)
Selling, general and administrative expenses	2,981,734	2,992,588	10,854
Goodwill and other intangible assets impairments	5,470	31,341	25,871

	9,284,396	9,498,772	214,376

Operating income	1,222,966	1,201,968	(20,998)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(56,326)	(54,339)	1,987
Interest income	19,298	17,638	(1,660)
Other, net	53,392	35,832	(17,560)

	16,364	(869)	(17,233)

Income before income taxes and equity in earnings (losses) of affiliated companies	1,239,330	1,201,099	(38,231)

Income tax expense (benefit):
Current	451,222	461,496	10,274
Deferred	136,571	19,733	(116,838)

	587,793	481,229	(106,564)

Income before equity in earnings (losses) of affiliated companies	651,537	719,870	68,333

Equity in earnings (losses) of affiliated companies	(2,986)	(10,131)	(7,145)

Net income	648,551	709,739	61,188

Less – Net income attributable to noncontrolling interests	180,850	185,668	4,818

Net income attributable to NTT	¥467,701	¥524,071	¥56,370

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,275,519,400	1,211,880,769
Net income attributable to NTT (Yen)	¥366.67	¥432.44

Consolidated Statements of Comprehensive Income

	Millions of yen
	2012	2013	Increase (Decrease)
Net income	¥648,551	¥709,739	¥61,188
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	8,238	146,849	138,611
Unrealized gain (loss) on derivative instruments	(2,231)	(4,756)	(2,525)
Foreign currency translation adjustments	(69,369)	114,739	184,108
Pension liability adjustments	(8,542)	36,458	45,000
Total other comprehensive income (loss)	(71,904)	293,290	365,194
Total comprehensive income (loss)	576,647	1,003,029	426,382
Less – Comprehensive income attributable to noncontrolling interests	163,081	228,591	65,510

Total comprehensive income (loss) attributable to NTT	¥413,566	¥774,438	¥360,872

(3) CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2012

	Millions of yen
	NTT shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated comprehensive income (loss)	Treasury stock, at cost	Total	Noncontrolling interests	Total Equity
At beginning of year	¥937,950	¥2,834,029	¥5,155,596	¥(303,708)	¥(603,133)	¥8,020,734	¥2,060,198	¥10,080,932
Comprehensive income (loss):
Net income			467,701			467,701	180,850	648,551
Other comprehensive income (loss):
Unrealized gain (loss) on securities				6,626		6,626	1,612	8,238
Unrealized gain (loss) on derivative instruments				(935)		(935)	(1,296)	(2,231)
Foreign currency translation adjustments				(54,924)		(54,924)	(14,445)	(69,369)
Pension liability adjustments				(4,902)		(4,902)	(3,640)	(8,542)

Total other comprehensive income (loss)						(54,135)	(17,769)	(71,904)

Total comprehensive income (loss)						413,566	163,081	576,647

Cash dividends			(167,980)			(167,980)	(87,440)	(255,420)
Changes in NTT’s ownership interest in subsidiaries		(1,864)				(1,864)	29,303	27,439
Acquisition of treasury stocks					(381,978)	(381,978)		(381,978)
Resale of treasury stocks			(20)		129	109		109
Cancellation of treasury stock			(566,551)		566,551	—		—
At end of year	¥937,950	¥2,832,165	¥4,888,746	¥(357,843)	¥(418,431)	¥7,882,587	¥2,165,142	¥10,047,729

YEAR ENDED MARCH 31, 2013

	Millions of yen
	NTT shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated comprehensive income (loss)	Treasury stock, at cost	Total	Noncontrolling interests	Total Equity
At beginning of year	¥937,950	¥2,832,165	¥4,888,746	¥(357,843)	¥(418,431)	¥7,882,587	¥2,165,142	¥10,047,729
Comprehensive income (loss):
Net income			524,071			524,071	185,668	709,739
Other comprehensive income (loss):
Unrealized gain (loss) on securities				118,689		118,689	28,160	146,849
Unrealized gain (loss) on derivative instruments				(687)		(687)	(4,069)	(4,756)
Foreign currency translation adjustments				92,840		92,840	21,899	114,739
Pension liability adjustments				39,525		39,525	(3,067)	36,458

Total other comprehensive income (loss)						250,367	42,923	293,290

Total comprehensive income (loss)						774,438	228,591	1,003,029

Cash dividends			(183,405)			(183,405)	(92,012)	(275,417)
Changes in NTT’s ownership interest in subsidiaries		(4,553)				(4,553)	5,870	1,317
Acquisition of treasury stocks					(150,066)	(150,066)		(150,066)
Resale of treasury stocks			(5)		38	33		33
Cancellation of treasury stock						—		—
At end of year	¥937,950	¥2,827,612	¥5,229,407	¥(107,476)	¥(568,459)	¥8,319,034	¥2,307,591	¥10,626,625

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	Millions of yen
	2012	2013	Increase (Decrease)
Cash flows from operating activities:
Net income	¥648,551	¥709,739	¥61,188
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	1,910,698	1,899,245	(11,453)
Impairment losses	9,555	5,416	(4,139)
Deferred taxes	136,571	19,733	(116,838)
Goodwill and other intangible assets impairments	5,470	31,341	25,871
Loss on disposal of property, plant and equipment	85,452	106,215	20,763
Gains on sales of property, plant and equipment	(31,083)	(18,469)	12,614
Equity in (earnings) losses of affiliated companies	2,986	10,131	7,145
(Increase) decrease in notes and accounts receivable, trade	(175,606)	(119,381)	56,225
(Increase) decrease in inventories	(13,353)	(2,139)	11,214
(Increase) decrease in other current assets	(9,877)	(90,565)	(80,688)
Increase (decrease) in accounts payable, trade and accrued payroll	23,499	(81,297)	(104,796)
Increase (decrease) in accrued consumption tax	7,975	7,236	(739)
Increase (decrease) in accrued interest	(973)	(1,089)	(116)
Increase (decrease) in advances received	(17,330)	(9,770)	7,560
Increase (decrease) in accrued taxes on income	(10,883)	28,449	39,332
Increase (decrease) in other current liabilities	17,873	4,489	(13,384)
Increase (decrease) in liability for employees’ retirement benefits	(19,382)	26,476	45,858
Increase (decrease) in other long-term liabilities	(36,923)	(50,234)	(13,311)
Other	(24,921)	(21,844)	3,077

Net cash provided by (used in) operating activities	¥2,508,299	¥2,453,682	¥(54,617)

	Millions of yen
	2012	2013	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,395,087)	¥(1,538,115)	¥(143,028)
Payments for intangibles	(458,176)	(446,588)	11,588
Proceeds from sale of property, plant and equipment	64,789	38,929	(25,860)
Payments for purchase of non-current investments	(59,400)	(35,309)	24,091
Proceeds from sale and redemption of non-current investments	14,756	19,812	5,056
Acquisitions of subsidiaries, net of cash acquired	(47,632)	(38,490)	9,142
Payments for purchase of short-term investments	(1,181,657)	(682,359)	499,298
Proceeds from redemption of short-term investments	1,048,024	936,211	(111,813)
Other	43,137	(30,344)	(73,481)

Net cash provided by (used in) investing activities	(1,971,246)	(1,776,253)	194,993

Cash flows from financing activities:
Proceeds from issuance of long-term debt	680,055	402,271	(277,784)
Payments for settlement of long-term debt	(719,232)	(675,295)	43,937
Proceeds from issuance of short-term debt	1,261,125	3,015,099	1,753,974
Payments for settlement of short-term debt	(1,520,909)	(3,029,279)	(1,508,370)
Dividends paid	(167,980)	(183,405)	(15,425)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(381,869)	(150,033)	231,836
Acquisition of treasury stocks by subsidiary	(2,914)	(15,558)	(12,644)
Other	(96,334)	(108,981)	(12,647)

Net cash provided by (used in) financing activities	(948,058)	(745,181)	202,877

Effect of exchange rate changes on cash and cash equivalents	(4,010)	9,042	13,052

Net increase (decrease) in cash and cash equivalents	(415,015)	(58,710)	356,305
Cash and cash equivalents at beginning of year	1,435,158	1,020,143	(415,015)

Cash and cash equivalents at end of year	¥1,020,143	¥961,433	¥(58,710)

Cash paid during the year for:
Interest	¥58,683	¥55,200	¥(3,483)
Income taxes, net	449,405	433,344	(16,061)

Noncash investing and financing activities:
Capital lease obligations incurred during the year	20,299	24,022	3,723
Cancellation of treasury stock	566,551	—	(566,551)

(5) Going Concern Assumption

None

(6) Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), etc.).

Principal Accounting Policies, etc.

Marketable Securities

ASC320, “Investments – Debt and Equity Securities” applies.

Inventories

Inventories are stated at the lower of cost or market. The cost of telecommunications equipment to be sold is determined by the first-in first-out method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining- balance method with the exception of buildings for which the straight-line method is used.

Goodwill and Other Intangible Assets

ASC350, “Intangibles – Goodwill and Other” applies.

Liability for Employees’ Retirement Benefits

ASC715, “Compensation – Retirement Benefits” applies.

Derivative Financial Instruments

ASC815, “Derivatives and Hedging” applies.

Income Taxes

Income taxes are computed based on income before income taxes in the consolidated statements of income. According to the asset and liability approach, the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforward are recognized as deferred tax assets or liabilities.

(7) Change in Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements

Presentation of Comprehensive Income

Effective April 1, 2012, NTT Group adopted Accounting Standards Update (“ASU”) 2011-05 “Presentation of Comprehensive Income.” This ASU requires comprehensive income to be reported in either a single continuous statement or in two separate but consecutive statements reporting net income and other comprehensive income, and eliminates the option to report other comprehensive income and its components in the statement of changes in stockholder’s equity. In adopting the ASU, NTT Group implemented the two separate but consecutive statements reporting method.

(8) Business Segments

1. Sales and operating revenue

	(Millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Regional communications business
External customers	3,306,656	3,203,926	(102,730)
Intersegment	458,115	454,291	(3,824)

Total	3,764,771	3,658,217	(106,554)

Long-distance and international communications business
External customers	1,573,150	1,554,706	(18,444)
Intersegment	105,506	103,241	(2,265)

Total	1,678,656	1,657,947	(20,709)

Mobile communications business
External customers	4,211,099	4,431,032	219,933
Intersegment	28,904	39,090	10,186

Total	4,240,003	4,470,122	230,119

Data communications business
External customers	1,108,212	1,154,143	45,931
Intersegment	143,598	149,373	5,775

Total	1,251,810	1,303,516	51,706

Other
External customers	308,245	356,933	48,688
Intersegment	780,794	900,644	119,850

Total	1,089,039	1,257,577	168,538

Elimination	(1,516,917)	(1,646,639)	(129,722)

Consolidated total	10,507,362	10,700,740	193,378

2. Segment profit

	(Millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Segment profit
Regional communications business	86,906	92,515	5,609
Long-distance and international communications business	116,669	121,293	4,624
Mobile communications business	876,406	836,446	(39,960)
Data communications business	71,542	85,818	14,276
Other	56,857	53,576	(3,281)

Total segment profit	1,208,380	1,189,648	(18,732)
Elimination	14,586	12,320	(2,266)

Consolidated total	1,222,966	1,201,968	(20,998)

3. Segment assets

	(Millions of yen)
	March 31, 2012	March 31, 2013	Increase (Decrease)
Segment assets
Regional communications business	7,456,797	7,334,964	(121,833)
Long-distance and international communications business	1,770,522	1,934,211	163,689
Mobile communications business	7,090,883	7,518,323	427,440
Data communications business	1,515,686	1,597,446	81,760
Other	9,924,722	10,283,920	359,198

Total segment assets	27,758,610	28,668,864	910,254
Elimination	(8,368,911)	(9,015,175)	(646,264)

Consolidated total	19,389,699	19,653,689	263,990

4. Other significant items

	(Millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Depreciation and amortization
Regional communications business	816,307	794,192	(22,115)
Long-distance and international communications business	137,176	142,309	5,133
Mobile communications business	688,518	701,658	13,140
Data communications business	140,075	137,961	(2,114)
Other	122,728	117,505	(5,223)

Total segment	1,904,804	1,893,625	(11,179)
Elimination	5,894	5,620	(274)

Consolidated total	1,910,698	1,899,245	(11,453)

	(Millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Capital investments for segment assets(*)
Regional communications business	811,803	785,929	(25,874)
Long-distance and international communications business	152,348	147,503	(4,845)
Mobile communications business	726,833	753,660	26,827
Data communications business	133,966	122,113	(11,853)
Other	121,660	160,770	39,110

Consolidated total	1,946,610	1,969,975	23,365

(*)	The figures for capital investments are the accrual-based amounts required for acquisition of property, plant and equipment, and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Payments for intangibles” in the consolidated statements of cash flows are as follows:

	Millions of yen
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Payments for property, plant and equipment	1,395,087	1,538,115	143,028
Payments for intangibles	458,176	446,588	(11,588)

Total	1,853,263	1,984,703	131,440
Difference from the total of capital investments	(93,347)	14,728	108,075

(9) Income Taxes

Significant components of deferred tax assets and liabilities:

	(Millions of yen)
	March 31, 2012	March 31, 2013
Deferred tax assets:
Liability for employees’ retirement benefits	558,175	543,115
Property, plant and equipment and intangible assets principally due to differences in depreciation	386,961	382,626
Operating loss carryforwards	149,813	170,523
Foreign currency translation adjustments	36,812	20,085
Other	435,320	425,596

Total gross deferred tax assets	1,567,081	1,541,945

Less – Valuation allowance	(242,158)	(253,693)

Total deferred tax assets	1,324,923	1,288,252

Deferred tax liabilities:
Unrealized gain on securities	(5,843)	(85,761)
Issuance of subsidiaries common stock etc.	(303,363)	(301,832)
Other	(172,997)	(185,700)

Total gross deferred tax liabilities	(482,203)	(573,293)

Net deferred tax assets	842,720	714,959

(10) Employees’ Retirement Benefits

Retirement Benefits and Contract-type Corporate Pension Plan

1. Benefit obligations

	(Millions of yen)
	March 31, 2012	March 31, 2013
Benefit obligation, end of year	(2,037,901)	(2,012,924)
Fair value of plan assets, end of year	1,072,879	1,125,165
Under funded status	(965,022)	(887,759)

The following table provides the amounts recognized in the consolidated balance sheets:

	(Millions of yen)
	March 31, 2012	March 31, 2013
Liability for employees’ retirement benefits	(965,068)	(887,816)
Other assets	46	57
Accumulated other comprehensive loss (income)	330,090	277,469
Net amount recognized	(634,932)	(610,290)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	(Millions of yen)
	March 31, 2012	March 31, 2013
Net actuarial loss	356,081	298,130
Transition obligation	943	776
Prior service cost	(26,934)	(21,437)
Total	330,090	277,469

2. Cost for employees’ retirement benefits

	(Millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2013
Service cost	72,542	72,628
Interest cost on projected benefit obligation	40,840	37,511
Expected return on plan assets	(21,562)	(21,179)
Net amortization and deferral	1,055	11,454

Total	92,875	100,414

3. Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2012	Year ended March 31, 2013
Discount rate	Projected benefit obligation	1.9%	1.5%
	Net pension cost	2.0%	1.9%
Rate of compensation increase		2.4-3.4%	2.4-3.4%
Expected long-term return on plan assets		2.0%	2.0%

The NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan)

1. Benefit obligations

	(Millions of yen)
	March 31, 2012	March 31, 2013
Benefit obligation, end of year	(1,467,064)	(1,601,091)
Fair value of plan assets, end of year	897,247	983,336
Under funded status	(569,817)	(617,755)

The following table provides the amounts recognized in the consolidated balance sheets:

	(Millions of yen)
	March 31, 2012	March 31, 2013
Liability for employees’retirement benefits	(569,817)	(617,755)
Accumulated other comprehensive loss (income)	178,539	181,536
Net amount recognized	(391,278)	(436,219)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	(Millions of yen)
	March 31, 2012	March 31, 2013
Net actuarial loss	183,549	183,359
Prior service cost	(5,010)	(1,823)

Total	178,539	181,536

2. Cost for employees’retirement benefits

	(Millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2013
Service cost	37,896	37,647
Interest cost on projected benefit obligation	27,980	27,260
Expected return on plan assets	(21,901)	(21,743)
Net amortization and deferral	13,375	12,795
Employee contributions	(3,567)	(3,573)

Total	53,783	52,386

3. Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2012	Year ended March 31, 2013
Discount rate	Projected benefit obligation	1.9%	1.5%
	Net pension cost	2.0%	1.9%
Rate of compensation increase		3.4%	3.9%
Expected long-term return on plan assets		2.5%	2.5%

(11) Investment Property

1. Investment Property

NTT Group maintains investment properties including office buildings.

2. Fair Value of Investment Property

	(Millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2013
Amount included in the consolidated balance sheets
Balance at beginning of year (1)	800,519	801,869
Increase (Decrease)	1,350	30,503
Balance at end of year (1)	801,869	832,372
Fair value at end of year (2)	1,433,427	1,489,989

(1)	“Amount included in the consolidated balance sheets” represents the original acquisition cost reduced by the accumulated depreciation amount and the accumulated impairment loss.
(2)	“Fair value at end of year” is calculated primarily through real estate appraisal standards.

(12) Subsequent Events

None

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2012	March 31, 2013
ASSETS
Current assets:
Cash and bank deposits	10,490	20,869
Accounts receivable, trade	1,613	2,769
Supplies	251	227
Advance payment	727	772
Deferred income taxes	946	918
Short-term loans receivable	328,019	355,474
Accounts receivable, other	55,486	69,536
Subsidiary deposits	152,327	101,312
Other	5,196	4,330

Total current assets	555,058	556,211

Fixed assets:
Property, plant and equipment
Buildings	119,251	115,285
Structures	4,696	4,617
Machinery, equipment and vehicles	440	486
Tools, furniture and fixtures	18,047	17,145
Land	29,674	29,674
Lease assets	399	424
Construction in progress	1,940	2,153

Total property, plant and equipment	174,450	169,788

Intangible fixed assets	46,672	43,905
Investments and other assets
Investment securities	8,719	8,718
Investments in subsidiaries and affiliated companies	5,072,933	5,073,510
Other securities of subsidiaries and affiliated companies	6,884	8,562
Contributions to affiliated companies	168	159
Long-term loans receivable to subsidiaries	1,642,330	1,588,072
Deferred income taxes	15,362	15,858
Other	2,183	3,065

Total investments and other assets	6,748,584	6,697,946

Total fixed assets	6,969,706	6,911,640

TOTAL ASSETS	7,524,765	7,467,851

	Millions of yen
	March 31, 2012	March 31, 2013
LIABILITIES
Current liabilities:
Accounts payable, trade	273	184
Current portion of corporate bonds	293,422	120,000
Current portion of long-term borrowings	151,700	223,300
Lease obligations	26	41
Accounts payable, other	28,643	22,716
Accrued expenses	9,010	8,164
Accrued taxes on income	4,208	19,708
Advance received	924	871
Deposit received	453	355
Deposit received from subsidiaries	98,261	89,376
Unearned revenue	1	0
Other	4	2

Total current liabilities	586,930	484,720

Long-term liabilities:
Corporate bonds	1,059,780	1,046,258
Long-term borrowings	1,141,830	1,021,530
Long-term borrowings from subsidiary	—	240,000
Lease obligations	734	757
Liability for employees’ retirement benefits	30,675	31,858
Asset retirement obligations	1,152	1,140
Other	633	413

Total long-term liabilities	2,234,806	2,341,959

TOTAL LIABILITIES	2,821,737	2,826,680

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus
Additional paid-in capital	2,672,826	2,672,826

Total capital surplus	2,672,826	2,672,826

Earned surplus
Legal reserve	135,333	135,333
Other earned surplus
Other reserve	531,000	531,000
Accumulated earned surplus	844,410	932,528

Total earned surplus	1,510,743	1,598,861

Treasury stock	(418,431)	(568,458)

Total shareholders’ equity	4,703,088	4,641,179

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(60)	(7)

Total unrealized gains (losses), translation adjustments, and others	(60)	(7)

TOTAL NET ASSETS	4,703,028	4,641,171

TOTAL LIABILITIES AND NET ASSETS	7,524,765	7,467,851

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2012	2013
Operating revenues:
Dividends received	261,182	282,679
Revenues from group management	19,150	19,000
Revenues from basic R&D	120,999	120,999
Other services	10,019	10,105

Total operating revenues	411,352	432,785

Operating expenses:
Administration	21,500	21,603
Experiment and research	90,610	92,297
Depreciation and amortization	37,649	36,364
Retirement of fixed assets	1,070	1,219
Miscellaneous taxes	2,834	2,689

Total operating expenses	153,665	154,174

Operating income	257,686	278,610

Non-operating revenues:
Interest income	27,495	24,997
Lease and rental income	11,943	11,537
Miscellaneous income	6,044	1,473

Total non-operating revenues	45,483	38,008

Non-operating expenses:
Interest expenses	16,216	16,650
Corporate bond interest expenses	20,161	17,849
Lease and rental expenses	6,001	5,659
Miscellaneous expenses	1,475	2,029

Total non-operating expenses	43,853	42,189

Recurring profit	259,316	274,429

Special losses:
Write-off of investments in affiliated companies	—	4,530

Total special losses	—	4,530

Income before income taxes	259,316	269,898

Corporation, inhabitant and enterprise taxes	(448)	(1,142)
Deferred tax expenses (benefits)	2,467	(486)

Total income taxes	2,019	(1,629)

Net income	257,297	271,527

(3) NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND OTHER NET ASSETS

YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2012	2013
Shareholders’equity
Common stock:
At beginning of year	937,950	937,950
Net change during the annual period
Total net change during the annual period	—	—

At end of year	937,950	937,950

Capital surplus:
Additional paid-in capital
At beginning of year	2,672,826	2,672,826
Net change during the annual period
Total net change during the annual period	—	—

At end of year	2,672,826	2,672,826

Total capital surplus:
At beginning of year	2,672,826	2,672,826
Net change during the annual period

Total net change during the annual period	—	—

At end of year	2,672,826	2,672,826

Earned surplus:
Legal reserve
At beginning of year	135,333	135,333
Net change during the annual period
Total net change during the annual period	—	—

At end of year	135,333	135,333

Other earned surplus:
Other reserve
At beginning of year	1,131,000	531,000
Net change during the annual period
Return of other reserve	(600,000)	—

Total net change during the annual period	(600,000)	—

At end of year	531,000	531,000

	Millions of yen
	2012	2013
Accumulated earned surplus:
At beginning of year	721,664	844,410
Net change during the annual period
Cash dividends	(167,980)	(183,404)
Net income	257,297	271,527
Return of other reserve	600,000	—
Resale of treasury stock	(20)	(4)
Cancellation of treasury stock	(566,550)	—

Total net change during the annual period	122,746	88,118

At end of year	844,410	932,528

Total earned surplus:
At beginning of year	1,987,997	1,510,743
Net change during the annual period
Cash dividends	(167,980)	(183,404)
Net income	257,297	271,527
Resale of treasury stock	(20)	(4)
Cancellation of treasury stock	(566,550)	—

Total net change during the annual period	(477,253)	88,118

At end of year	1,510,743	1,598,861

Treasury stock:
At beginning of year	(603,132)	(418,431)
Net change during the annual period
Payments to acquire treasury stock	(381,978)	(150,066)
Resale of treasury stock	129	38
Cancellation of treasury stock	566,550	—

Total net change during the annual period	184,701	(150,027)

At end of year	(418,431)	(568,458)

Total shareholders’ equity:
At beginning of year	4,995,640	4,703,088
Net change during the annual period
Cash dividends	(167,980)	(183,404)
Net income	257,297	271,527
Payments to acquire treasury stock	(381,978)	(150,066)
Resale of treasury stock	108	33

Total net change during the annual period	(292,552)	(61,909)

At end of year	4,703,088	4,641,179

	Millions of yen
	2012	2013
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities
At beginning of year	1,336	(60)
Net change during the annual period
Others, net	(1,396)	53

Total net change during the annual period	(1,396)	53

At end of year	(60)	(7)

Total unrealized gains (losses), translation adjustments, and others:
At beginning of year	1,336	(60)
Net change during the annual period
Others, net	(1,396)	53

Total net change during the annual period	(1,396)	53

At end of year	(60)	(7)

Total net assets:
At beginning of year	4,996,977	4,703,028
Net change during the annual period
Cash dividends	(167,980)	(183,404)
Net income	257,297	271,527
Payments to acquire treasury stock	(381,978)	(150,066)
Resale of treasury stock	108	33
Others, net	(1,396)	53

Total net change during the annual period	(293,949)	(61,856)

At end of year	4,703,028	4,641,171

(4) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2012	2013
Cash flows from operating activities:
Income before income taxes	259,316	269,898
Depreciation and amortization	40,433	38,951
Loss on disposal of property, plant and equipment	701	833
Dividends received	(261,182)	(282,679)
Write-off of investments in affiliated companies	—	4,530
Increase (decrease) in liability for employees’retirement benefits	1,091	1,182
(Increase) decrease in accounts receivable	(4,034)	(15,204)
Increase (decrease) in accounts payable and accrued expenses	737	(6,128)
Increase (decrease) in accrued consumption tax	(45)	165
(Increase) decrease in other current assets	210	6
(Increase) decrease in subsidiary deposits	(5,000)	10,000
Increase (decrease) in deposit received from subsidiaries	36,399	(8,885)
Other	5,192	10,438

Sub-total	73,819	23,108

Interest and dividends received	289,863	308,072
Interest paid	(36,435)	(35,249)
Income taxes received (paid)	18,897	16,888

Net cash provided by (used in) operating activities	346,144	312,820

Cash flows from investing activities:
Payments for property, plant and equipment	(34,537)	(32,359)
Payments for purchase of investment securities	(1,014)	(8,256)
Proceeds from sale of investment securities	7,134	536
Payments for long-term loans	(240,000)	(299,542)
Proceeds from long-term loans receivable	302,190	325,135
Other	(670)	(981)

Net cash provided by (used in) investing activities	33,102	(15,468)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	509,946	449,422
Payments for settlement of long-term debt	(302,190)	(445,135)
Payments for settlement of lease obligations	(31)	(39)
Dividends paid	(167,980)	(183,404)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(381,869)	(150,032)

Net cash provided by (used in) financing activities	(342,125)	(329,189)

Effect of exchange rate changes on cash and cash equivalents	—	(9)

Net increase (decrease) in cash and cash equivalents	37,121	(31,846)

Cash and cash equivalents at beginning of year	118,580	155,702

Cash and cash equivalents at end of year	155,702	123,856

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

May 10, 2013

NTT’s Shares and Shareholders (as of March 31, 2013)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	3	283	76	7,159	1,032	986	877,383	886,922	—
Total Shares (Units)	4,312,319	2,025,254	110,057	171,250	3,033,016	6,575	3,556,338	13,214,809	1,716,335
%	32.63	15.33	0.83	1.30	22.95	0.05	26.91	100.00	—

Notes:

(1)	“Domestic Individuals, etc.” includes 1,378,229 units of treasury stock, and “Shares Representing Less Than One Unit” includes 3 shares of treasury stock. 137,822,903 shares of treasury stock represents the number of shares of treasury stock recorded in the shareholders’ register; the actual number of treasury stock shares at the end of March 31, 2013 was 137,822,603.
(2)	“Other Domestic Corporations” includes 160 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
(3)	The number of shareholders who only own shares representing less than one unit is 225,485.

2.	Classification by Number of Shares

	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
Details	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	385	171	887	1,116	26,134	58,288	799,941	886,922	—
%	0.04	0.02	0.10	0.13	2.95	6.57	90.19	100.00	—
Total Shares (Units)	10,851,042	119,951	177,442	72,453	403,226	353,990	1,236,705	13,214,809	1,716,335
%	82.11	0.91	1.34	0.55	3.05	2.68	9.36	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 1,378,229 units of treasury stock, and “Shares Representing Less Than One Unit” includes 3 shares of treasury stock.
(2)	“At Least 100 Units” includes 160 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	431,231	32.59
Japan Trustee Services Bank, Ltd. (Trust Account)	49,760	3.76
The Master Trust Bank of Japan, Ltd. (Trust Account)	36,772	2.78
Japan Trustee Services Bank, Ltd. (Trust Account 9)	19,253	1.46
SSBT OD05 Omnibus Account – Treaty Clients	16,201	1.22
Moxley and Co LLC	15,279	1.15
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	14,265	1.08
NTT Employee Share-Holding Association	11,662	0.88
State Street Bank and Trust Company 505224	9,075	0.69
Nippon Life Insurance Company	8,500	0.64

Total	612,001	46.25

Note: The Company’s holdings of treasury stock (137,822,603 shares) are not included in the above table.

NTT

Financial Results for the Fiscal Year Ended March 31, 2013 and Financial Forecasts for the Fiscal Year Ending March 31, 2014

May 10, 2013

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

FY2012 Highlights

NTT Consolidated reached its Operating goal of 1,200 Income billion yen of Overseas sales increased to USD 12.0 billion. Expansion of NTT’s user base

Fixed line: No. of FLET’S Hikari subscribers: 17.30 million Mobile: No. of smartphone users: 18.70 million (87% increase compared to the end of the previous fiscal year) No. of Xi subscribers: 11.57 million (5.2 times the amount compared to the end of the previous fiscal year) Video: No. of Hikari TV and FLET’S TV subscribers: 3.46 million No. of “d video” subscribers: 4.13 million

Increased return to shareholders

Buyback of 150.0 billion yen of NTT’s shares during the fiscal year ended March 31, 2013 an Achieved 18% increase earnings compared per share to (EPS) the previous of 432 yen, fiscal year.

Consolidated

Operating Income

(Billions of yen)

1,230.0

(forecast)

1,223.0

1,202.0

FY2011 FY2012 FY2013

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2012 Highlights

Year-On-Year Performance: Operating Income decreased 21.0 billion yen year-on-year due to a decrease in Operating Income from the mobile communications business partially offset by increases in Operating Income in the data communications business and long distance and international communications business. Comparison to the FY2012 Forecasts: Operating Income reached our goal of 1,200.0 billion yen.

(Billions of yen)

FY2012 FY2012

Forecasts

FY2011 (Disclosed in

Change Change from the Nov. 2012)

year-on-year [%] Revised

Forecasts

Operating

Revenues 10,700.7 +193.4 +1.8% (109.3) 10,507.4 10,810.0

Operating

Expenses 9,498.8 +214.4 +2.3% (111.2) 9,284.4 9,610.0

Operating 1,202.0 (21.0) (1.7)% +2.0 1,223.0 1,200.0

Income

Net Income 524.1 +56.4 +12.1% (5.9) 467.7 530.0

Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2012 Contributing Factors by Segment

- Regional communications business: Despite sluggish growth in FLET'S Hikari, Operating Income increased due to, among other things, efforts to control costs.
- Long distance and international communications business: Increase in Operating Income due to improvements in cost efficiency and strong business results for services such as NTT Plala.
- Mobile communications business: Decrease in Operating Income due to the “Monthly Support” discount programs, despite an increase in handset sales.
- Data communications business: Increase in Operating Income due to the expansion of overseas sales.

Operating Revenues
[year-on-year: +193.4]
(Billions of yen)
10,507.4
FY2011
106.6
Regional communications business
20.7
Long distance and international communications business
230.1
Mobile communications business
51.7
Data communications business
168.5
Other business
129.7
Elimination of intersegment/Others
10,700.7
FY2012

Operating Expenses
[year-on-year: +214.4]
9,284.4
FY2011
112.2
Regional communications business
25.3
Long distance and international communications business
270.1
Mobile communications business
37.4
Data communications business
171.8
Other business
127.5
Elimination of intersegment/Others
9,498.8
FY2012

Operating Income [year-on-year: (21.0)]

FY2011	Regional communications business	Long distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment/ Others	FY2012
1,223.0	↑ 5.6	↑ 4.6	↓ 40.0	↑ 14.3	↓ 3.3	↓ 2.3	1,202.0

Consolidated Results and Forecasts (U.S. GAAP)

FY2012 Contributing Factors by Segment

Regional other things, communications efforts to control business: costs. Despite sluggish growth in FLET’S Hikari, Operating Income increased due to, among Long efficiency distance and strong and international business results communications for services business: such as NTT Increase Plala. in Operating Income due to improvements in cost Mobile increase communications in handset sales. business: Decrease in Operating Income due to the “Monthly Support” discount programs, despite an Data communications business: Increase in Operating Income due to the expansion of overseas sales.

Revenues Operating [year-on-year+193.4] communications Mobile 168.5: 129.7 (Billions of yen)

Long international distance and business 51.7 Other Elimination of communications Data business intersegment/Others

1 06.6 business 2 30.1 communications 10,700.7

10,507.4 business

communications Regional 20.7

business

FY2011 FY2012

Mobile

Operating communications 71.8 27.5

Expenses [year-on-year+214.4] Long distance and business 7.4 Other international Data business intersegment/Others

9,284.4 112.2 communications business 70.1 communications business 9,498.8 communications 25.3

business

FY2011 FY2012

Operating [year-on-year: (21.0)]

Income

Regional Long distance and Mobile Data Other business Elimination of communications international communications communications intersegment/

FY2011 business communications business business Others FY2012 business

1,223.0 5.6 4.6 40.0 4.3 3.3 2.3 1202.0

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2013 Forecast Summary

Operating Revenues are forecasted to increase by 299.3 billion yen year-on-year to 11,000.0 billion yen. Operating Income is forecasted to increase by 28.0 billion year-on-year to 1,230.0 billion yen over FY2012 levels.

(Billions of yen)

FY2013 Forecasts

FY2012

Change

year-on-year [%]

Operating

Revenues 10,700.7 11,000.0 +299.3 +2.8%

Operating

Expenses 9,498.8 9,770.0 +271.2 +2.9%

Operating 1,202.0 1,230.0 +28.0 +2.3%

Income

Net Income 524.1 585.0 +60.9 +11.6%

Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of the Medium-Term Strategy “Towards the Next Stage”

Progress of the Medium-Term Strategy “Towards the Next Stage”

Expansion of Global/Cloud services

Overseas Sales

1,200.0

Billion yen

954.1

912.7 Billion yen

Billion yen

13.0

Billion US dollars

11.4 12.0

Billion US dollars

Billion US dollars

36.9%

30.6% 31.8%

Proportion of corporate sales

represented by overseas sales

FY2011 FY2012 FY2013E

Overseas Sales: USD20.0 billion by FY2016

Proportion of corporate sales represented by

overseas sales: 50% or more by FY2016

FY2012

Overseas Sales: USD12.0 billion; 954.1 billion yen

Proportion of corporate sales represented

by overseas sales: 32%

FY2013E

Overseas Sales: USD13.0 billion; 1,200.0 billion yen

Proportion of corporate sales represented

by overseas sales: 37%

Note 1) Figures for internal transactions with respect to overseas sales have been offset Note 2) Exchange rate used for FY2012: 1 dollar = 79.81 yen; Exchange rate used for FY2013E: 1 dollar = 93 yen

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of the Medium-Term Strategy “Towards the Next Stage”

Strengthening the Competitiveness of Network Services

Access Network Cost Reductions

(billion yen)

FY2011 FY2012 FY2013E

(125.0)

(330.0)

Capital Investment Amounts

(billion yen)

1,946.6 1,970.0

1,870.0

18.5% 18.4%

Capex to Sales 17.0%

FY2011 FY2012 FY2013E

Access Network Cost Reduction:

Decrease of over 400.0 billion yen by FY2014

125.0 billion yen decrease * in FY2012

330.0 billion yen decrease * by FY2013

* Compared to FY2011

Capex to Sales 15% by FY2015

FY2012 1,970.0 billion yen, 18.4% Capex to Sales ratio by FY2013 1,870.0 billion yen, 17.0% Capex to Sales ratio by

Capital Investments decrease a 100.0 billion yen from 17.0% FY2012. is the lowest level in our history.

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Increased Return to Shareholders, Growth of EPS

NTT

Repurchase amount of Treasury Stock

(billion yen)
381.7
150.0
250.0
FY2011
FY2012
FY2013E

- 150.0 billion yen during FY2012
- Plan to substantially increase the amount to 250.0 billion yen in FY2013

Earnings Per Share (EPS)

(yen/share)
367
432
+18%*
503
+37%*
FY2011
FY2012
FY2013E

EPS : Growth of 60% or more by FY2015

- FY2012: 432 yen (18% increase*)
- FY2013: 503 yen (37% increase*)
  Growth expected from recovery of income and repurchase of treasury stock

* compared against FY2011

—8—

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress Increased of the Medium-Term Return Strategy to “Towards Shareholders, the Next Stage” Growth of EPS

Repurchase amount of

Treasury Stock

381.7 (billion yen)

250.0

150.0

FY2011 FY2012 FY2013E

Earnings Per Share (EPS)

(yen/share)

503

+37%*

432

367 +18%*

FY2011 FY2012 FY2013E

150.0 billion yen during FY2012

Plan billion to yen substantially in FY2013 increase the amount to 250.0

EPSGrowth of 60% or more by FY2015

FY2012: 432 yen (18% increase*)

FY2013: 503 yen (37% increase*) repurchase Growth expected of treasury from recovery stock of income and

* compared against FY2011

:(FY2014 EPS is 471 (29% increase) when excluding the effect of non-operating income relating to the Otemachi 2-chome area redevelopment project)

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

- Number of FLET'S Hikari subscribers reached 17.30 million (an increase of 0.74 million during FY2012) due to sales promotion measures.
- NTT will aim to reach a net increase of 1 million subscribers in FY2013 through, among other things, its efforts to actively target small- and medium-sized businesses.

Number of subscribers

(Thousands)
FLET'S ADSL
FLET'S Hikari
Hikari Denwa
20,000
15,000
10,000
5,000
0
18,310
2,715
15,595
12,565
18,542
2,579
15,963
13,023
18,761
2,451
16,310
13,470
18,886
2,322
16,564
13,900
19,078
2,206
16,872
14,252
19,118
2,098
17,020
14,557
19,130
1,968
17,162
14,852
19,148
1,848
17,300
15,169
19,746
1,446
18,300
16,419
2011.6
2011.9
2011.12
2012.3
2012.6
2012.9
2012.12
2013.3
2014.3E

Changes from the preceding quarter

(Thousands)

−9−

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

Number promotion of measures. FLET’S Hikari subscribers reached 17.30 million (an increase of 0.74 million during FY2012) due to sales NTT target will small- aim to and reach medium-sized a net increase businesses. of 1 million subscribers in FY2013 through, among other things, its efforts to actively

Number of subscribers

FLET’S ADSL

(Thousands) FLET’S Hikari

Hikari Denwa

19,746

20,000 18,310 18,542 18,761 18,886 19,078 19,118 19,130 19,148 1,446

2,715 2,579 2,451 2,322 2,206 2,098 1,968 1,848 18,300

17,020 17,162 17,300

15,000 15,595 15,963 16,310 16,564 16,872

16,419

14,557 14,852 15,169

10,000 12,565 13,023 13,470 13,900 14,252

5,000

0

2011.6 2011.9 2011.12 2012.3 2012.6 2012.9 2012.12 2013.3 2014.3E

Changes from the preceding quarter

(Thousands)

FY2011 FY2012

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3 FY2012 FY2013E

FLET’S Hikari 1 536 368 347 254 307 148 143 138 736 1,000

Number of

opened 2 1,019 874 848 903 982 762 750 848 3,343 3,450

connections

FLET’S ADSL (142) (136) (128) (129) (115) (108) (131) (119) (474) (402)

Hikari Denwa 3 453 457 447 431 351 305 295 318 1,269 1,250

1 Number of FLET’S Hikari subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East and B FLET’S,

FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West.

2 Number of opened connections excludes openings due to relocations.

3 Number of Hikari Denwa subscribers is calculated by number of thousand channels.

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

- The number of Xi subscriptions has steadily increased and exceeded 12 million subscriptions on April 20, 2013.
- In FY2013, NTT will work to expand the net increase of subscribers by providing attractive devices and improving the appeal of its products, and comprehensively enhancing the quality of its Xi services.

Number of subscribers※1

(Thousands)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Xi
FOMA ※2
58,415
121
58,293
58,993
389
58,605
59,624
1,139
58,485
60,129
2,225
57,905
60,396
3,317
57,079
60,787
6,198
54,588
60,988
8,678
52,310
61,536
11,566
49,970
63,400
25,300
38,110
2011.6
2011.9
2011.12
2012.3
2012.6
2012.9
2012.12
2013.3
2014.3E

Changes from the preceding quarter

(Thousands)

—10—

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

The number of Xi subscriptions has steadily increased and exceeded 12 million subscriptions on April 20, 2013. appeal In FY2013, of its NTT products, will work and to comprehensively expand the net increase enhancing of subscribers the quality of by its providing Xi services. attractive devices and improving the

Number of subscribers 1

(Thousands)

70,000

58,415 58,993 59,624 60,129 60,396 60,787 60,988 61,536 Xi 63,400

60,000 121 389 1,139 2,225 3,317 FOMA 2

6,198 8,678 11,566

50,000 25,300

40,000

30,000 58,293 58,605 58,485 57,905 57,079 54,588 52,310 49,970

20,000 38,110

10,000

0

2011.6 2011.9 2011.12 2012.3 2012.6 2012.9 2012.12 2013.3 2014.3E

Changes from the preceding quarter

(Thousands)

FY2011 FY2012

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3 FY2012 FY2013E

FOMA+Xi 405 578 631 505 266 391 201 548 1,407 1,870

1 The number of communication module service subscribers is included in FOMA subscribers. 2 The numbers of FOMA subscribers up to “2012.3” include mova subscribers.

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Fixed Broadband Services (FLET'S Hikari)※

NTT East

Optional Service
Basic Monthly Charge
(Yen)
6,000
4,000
2,000
0
5,850
1,600
4,250
5,890
1,620
4,270
5,930
1,630
4,300
5,940
1,640
4,300
5,880
1,660
4,220
5,870
1,670
4,200
5,840
1,730
4,110
5,780
1,710
4,070
5,840
1,700
4,140
5,700
1,790
3,910
FY2011
FY2012
4-6
7-9
10-12
1-3
4-6
7-9
10-12
1-3
FY2012
FY2013E

NTT West

(Yen)
6,000
4,000
2,000
0
5,920
1,620
4,300
5,940
1,650
4,290
5,940
1,650
4,290
5,940
1,670
4,270
5,900
1,690
4,210
5,880
1,700
4,180
5,850
1,730
4,120
5,820
1,720
4,100
5,860
1,710
4,150
5,770
1,720
4,050
FY2011
FY2012
4-6
7-9
10-12
1-3
4-6
7-9
10-12
1-3
FY2012
FY2013E

—11—

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Fixed Broadband Services (FLET’S Hikari)

Optional Service increased year-on-year mainly due to an increase in Hikari Denwa subscriptions. Basic Monthly Charge decreased year-on-year due to the increased penetration of discount services.

Optional Service

NTT East Basic Monthly Charge

(Yen)

6,000 5,850 5,890 5,930 5,940 5,880 5,870 5,840 5,780 5,840 5,700

1,600 1,620 1,630 1,640 1,660 1,670 1,730 1,710 1,700 1,790

4,000

2,000 4,250 4,270 4,300 4,300 4,220 4,200 4,110 4,070 4,140 3,910

0

FY2011 FY2012

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3 FY2012 FY2013E

NTT West

(Yen)

6,000 5,920 5,940 5,940 5,940 5,900 5,880 5,850 5,820 5,860 5,770

1,620 1,650 1,650 1,670 1,690 1,700 1,730 1,720 1,710 1,720

4,000

2,000 4,300 4,290 4,290 4,270 4,210 4,180 4,120 4,100 4,150 4,050

0

FY2011 FY2012

FY2012 FY2013E

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

FLET’S Hikari includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West. Please see page 29 regarding the calculation of ARPU.

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Mobile Broadband Services (FOMA, Xi)※

(Yen)
Smart ARPU
Packet ARPU
Voice ARPU
6,000
5,000
4,000
3,000
2,000
1,000
0
5,220
350
2,530
2,340
5,240
350
2,610
2,280
5,150
360
2,600
2,190
4,960
360
2,620
1,980
4,930
370
2,660
1,900
4,870
390
2,670
1,810
4,850
420
2,720
1,710
4,670
460
2,690
1,520
4,840
420
2,690
1,730
4,570
510
2,720
1,340
FY2011
4-6
7-9
10-12
1-3
FY2012
4-6
7-9
10-12
1-3
FY2012
FY2013E

—12—

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Mobile Broadband Services (FOMA, Xi)

Voice ARPU decreased year-on-year due to the increased impact of monthly support discounts.

Packet of smartphone ARPU increased use. year-on-year mainly due to an increase in the number of Xi subscribers and the expansion Smart ARPU increased year-on-year mainly due to an expansion of new services, such as dmarket.

(Yen)

Smart ARPU

Packet ARPU

Voice ARPU

6,000

5,220 5,240 5,150 4,960

5,000 350 350 360 360 4,930 370 4,870 4,850 4,670 4,840 4,570

390 420 460 420

510

4,000

2,530 2,610 2,600 2,620 2,660

3,000 2,670 2,720 2,690 2,690

2,720

2,000

1,000 2,340 2,280 2,190 1,980 1,900 1,810 1,710 1,520 1,730

1,340

0

FY2011 FY2012

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3 FY2012 FY2013E

Communication module service subscribers and the revenues thereof are not included in the calculation of mobile broadband services ARPU.

Revenues and subscribers from mova services, which were phased out as of the end of March 2012, are included in the calculation of ARPU for all periods in FY2011. Please see page 29 regarding the calculation of ARPU.

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

NTT

(Thousands)
FLET'S TV ※
Hikari TV
4,000
3,000
2,000
1,000
0
2,194
683
1,512
2,429
778
1,651
2,640
821
1,818
2,866
861
2,004
3,020
898
2,122
3,168
933
2,235
3,297
967
2,330
3,457
1,003
2,453
4,193
1,193
3,000
2011.6
2011.9
2011.12
2012.3
2012.6
2012.9
2012.12
2013.3
2014.3E

—13—

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

Number of Hikari TV and FLET’S TV subscribers increased to 3.46 million.

NTT such will as Smart work to TV. expand its customer base by enhancing service and promoting multi-device access through services

Thousands

FLET’S TV

Hikari TV

4,000 4,193

3,457

3,168 3,297

2,866 3,020 1,193

3,000 1,003

2,640 933 967

2,429 898

2,194 861

821

2,000 778

683

1,000 1,818 2,004 2,122 2,235 2,330 2,453 3,000

1,512 1,651

0

2011.6 2011.9 2011.12 2012.3 2012.6 2012.9 2012.12 2013.3 2014.3E

“FLET’S TV” requires a subscription to “FLET’S TV Transmission Service,” provided by NTT East and NTT West, and a subscription to Opticast Inc.’s broadcast service, “Opticast Facility Use Services.”

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Financial Information

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

- FY2012 Results: Operating Revenues decreased due to a reduction in Voice Transmission Services revenues. Operating Income increased as a result of, among other things, an improvement in efficiency and a reduction in expenses.
- FY2013 Forecasts: NTT East will continue to work towards cost efficiency to maintain Operating Income levels on par with FY2012 at 65.0 billion yen.

(Billions of yen)

Operating Revenues
19.7
(1.1)%
Change from the revised forecasts (1.2)
48.7
(2.7)%
1,851.5
1,831.7
1,783.0
Voice Transmission Services (74.6)
IP Services +58.3
Others (3.4)
Voice Transmission Services (67.1)
IP Services +7.1
Others +11.3
FY2011
FY2012
FY2013E
Operating Expenses
34.4
(1.9)%
Change from the revised forecasts (1.2)
48.7
(2.8)%
1,801.2
1,766.7
1,718.0
Personnel expenses (1.8)
Expenses for purchase of goods and services and other expenses (27.6)
Depreciation expenses and loss on disposal of assets (4.8)
Personnel expenses (0.9)
Expenses for purchase of goods and services and other expenses (27.8)
Depreciation expenses and loss on disposal of assets (19.9)
FY2011
FY2012
FY2013E
Operating Income
14.7
+29.3%
Change from the revised forecasts +0
±0.0
±0.0%
50.3
65.0
65.0

—14—

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

FY2012 Operating Results: Income Operating increased Revenues as a result decreased of, among due other to things, a reduction an improvement in Voice Transmission in efficiency Services and a reduction revenues. in expenses.

FY2013 with FY2012 Forecasts: at 65.0 NTT billion East yen will . continue to work towards cost efficiency to maintain Operating Income levels on par

(Billions of yen)

Revenues Operating 19.7 revised Change forecasts from the 48.7

(1.1) (1.2) (2.7)

1,851.5

Voice Transmission Services (74.6) 1,831.7 Voice Transmission Services (67.1) 1,783.0

IP Services +58.3 IP Services +7.1

Others (3.4) Others +11.3

FY2011 FY2012 FY2013E

Operating 34.4

Expenses Change from the

(1.9)% revised forecasts 48.7

(1.2) (2.8)

1,801.2 1,766.7

Personnel expenses (1.8) Personnel expenses (0.9) 1,718.0

Expenses for purchase of goods Expenses for purchase of goods and and services and other expenses (27.6) services and other expenses (27.8)

Depreciation expenses and loss Depreciation expenses and loss on disposal of assets (4.8) on disposal of assets (19.9)

FY2011 FY2012 FY2013E

Operating revised Change forecasts from the

Income 14.7 +0 ±0.0

50.3 +29.3 65.0 ±0.0 65.0

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

NTT

- FY2012 Results: Operating Income decreased due to a reduction in Voice Transmission Services revenues despite NTT West's efforts to, among other things, improve efficiency and reduce expenses.
- FY2013 Forecasts: NTT West will continue to work towards cost efficiency to maintain Operating Income levels on par with FY2012 at 20.0 billion yen.

(Billions of yen)

Operating Revenues
48.3
(2.9)%
Change from the revised forecasts (4.0)
35.9
(2.2)%
1,676.3
Voice Transmission Services (67.0)
IP Services +31.5
Others (12.8)
1,627.9
Voice Transmission Services (58.8)
IP Services +23.0
Others (0.2)
1,592.0
FY2011
FY2012
FY2013E
Operating Expenses
30.5
(1.9)%
Change from the revised forecasts (5.2)
36.7
(2.3)%
1,639.3
Personnel expenses +0.0
Expenses for purchase of goods and services and other expenses (23.4)
Depreciation expenses and loss on disposal of assets (7.0)
1,608.7
Personnel expenses (4.4)
Expenses for purchase of goods and services and other expenses (11.1)
Depreciation expenses and loss on disposal of assets (21.1)
1,572.0
FY2011
FY2012
FY2013E
Operating Income
37.0
17.8
(48.2)%
Change from the revised forecasts +1.2
19.2
0.7
+4.1%
20.0

—15—

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

FY2012 NTT West’s Results: efforts Operating to, among Income other things, decreased improve due to efficiency a reduction and in reduce Voice expenses. Transmission Services revenues despite

FY2013 with FY2012 Forecasts: at 20.0 NTT billion West yen. will continue to work towards cost efficiency to maintain Operating Income levels on par

(Billions of yen)

Operating 48.3 Change from the

Revenues (2.9)% revised forecasts 35.9

(4.0) (2.2)%

1,676.3

Voice Transmission Services (67.0) 1,627.9 Voice Transmission Services (58.8) 1,592.0

IP Services +31.5 IP Services +23.0

Others (12.8) Others (0.2)

FY2011 FY2012 FY2013E

Operating Expenses 30.5 revised Change forecasts from the 36.7

(1.9)%

(5.2) (2.3)%

1,639.3 1,608.7 Personnel expenses (4.4) 1,572.0

Personnel expenses +0.0 Expenses for purchase of goods and

Expenses for purchase of goods

and services and other expenses (23.4) services and other expenses (11.1)

Depreciation expenses and loss Depreciation expenses and loss on disposal of assets (7.0) on disposal of assets (21.1)

FY2011 FY2012 FY2013E

Operating revised Change forecasts from the

Income 17.8 +1.2 0.7

37.0 (48.2)% 19.2 +4.1% 20.0

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

- FY2012 Results: While the trend of decreasing Operating Revenues continued, Operating Income increased mainly due to comprehensive cost reductions.
- FY2013 Forecasts: While NTT Communications plans for continued cost reductions, Operating Income is expected to decrease 6.1 billion yen from FY2012 results due to a decrease in Voice Transmission Services revenues.

(Billions of yen)

Operating Revenues
36.2
(3.7)%
Change from the revised forecasts (10.1)
19.8
(2.1)%
981.0
944.8
925.0
Voice Transmission Service (30.3)
IP Services (2.5)
Others (3.3)
Voice Transmission Services (24.9)
IP Services +0.1
Others +4.9
FY2011
FY2012
FY2013E
Operating Expenses
48.5
(5.6)%
Change from the revised forecasts (28.3)
13.6
(1.7)%
875.2
826.6
813.0
Personnel expenses (4.1)
Expenses for purchase of goods and services and other expenses (51.9)
Depreciation expenses and loss on disposal of assets +7.4
Personnel expenses (5.4)
Expenses for purchase of goods and services and other expenses (6.1)
Depreciation expenses and loss on disposal of assets (2.0)
FY2011
FY2012
FY2013E
Operating Income
12.3
+11.7%
Change from the revised forecasts +18.1
6.1
(5.2)%
105.7
118.1
112.0

—16—

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

FY2012 mainly due Results: to comprehensive While the trend cost of reductions. decreasing Operating Revenues continued, Operating Income increased to FY2013 decrease Forecasts: 6.1 billion While yen NTT from Communications FY2012 results due plans to for a decrease continued in cost Voice reductions, Transmission Operating Services Income revenues. is expected

(Billions of yen)

Operating 36.2 Change from the

Revenues (3.7) %revised forecasts 19.8

(10.1) (2.1)%

981.0

Voice Transmission Service (30.3) 944.8 Voice Transmission Services (24.9) 925.0

IP Services (2.5) IP Services +0.1

Others (3.3) Others +4.9

FY2011 FY2012 FY2013E

Operating 48.5 Change from the

Expenses (5.6)% revised forecasts 13.6

(28.3) (1.7)%

875.2 826.6 813.0

Personnel expenses (4.1) Personnel expenses (5.4)

Expenses for purchase of goods Expenses for purchase of goods and and services and other expenses (51.9) services and other expenses (6.1)

Depreciation expenses and loss Depreciation expenses and loss on disposal of assets +7.4 on disposal of assets (2.0)

FY2011 FY2012 FY2013E

Operating revised Change forecasts from the

Income 12.3 +18.1 6.1

+11.7% (5.2)%

105.7 118.1 112.0

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Consolidated)

NTT DATA Financial Results

- FY2012 Results: Operating Revenues and Operating Income increased mainly due to an increase in the number of consolidated subsidiaries.
- FY2013 Forecasts: NTT DATA will aim to increase Operating Revenues and Operating Income. NTT DATA's goal is to increase Operating Income 4.3 billion yen from FY2012 to 90.0 billion yen.

(Billions of yen)

Operating Revenues
50.7
+4.1%
Change from the revised forecasts +21.9
28.0
+2.2%
1,251.1
1,301.9
1,330.0
FY2011
FY2012
FY2013E
Operating Expenses
45.4
+3.9%
Change from the revised forecasts +21.2
23.7
+2.0%
1,170.7
1,216.2
1,240.0
FY2011
FY2012
FY2013E
Operating Income
5.2
+6.6%
Change from the revised forecasts +0.6
4.3
+5.0%
80.4
85.6
90.0

—17—

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

FY2012 number of Results: consolidated Operating subsidiaries. Revenues and Operating Income increased mainly due to an increase in the

FY2013 goal is to Forecasts: increase Operating NTT DATA Income will aim 4.3 to billion increase yen Operating from FY2012 Revenues to 90.0 and billion Operating yen. Income. NTT DATA’s

(Billions of yen)

Change from the

Operating 50.7 revised forecasts 28.0

Revenues +21.9 +2.2%

+4.1%

1,301.9 1,330.0

1,251.1

FY2011 FY2012 FY2013E

Operating 45.4 Change from the 23.7

Expenses revised forecasts

+3.9% +21.2 +2.0%

1,216.2 1,240.0

1,170.7

FY2011 FY2012 FY2013E

Operating revised Change forecasts from the

Income 5.2 +0.6 4.3

80.4 +6.6 85.6 +5.0 90.0

Financial Results for the Fiscal Year Ended March 31, 2013 and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

(Billions of yen)

Operating Revenues
230.1
+5.4%
Change from the revised forecasts +49.9
169.9
+3.8%
4,240.0
4,470.1
4,640.0
FY2011
FY2012
FY2013E
Operating Expenses
267.4
+7.9%
Change from the revised forecasts (67.1)
167.1
+4.6%
3,365.5
3,632.9
3,800.0
FY2011
FY2012
FY2013E
Operating Income
37.3
(4.3)%
Change from the revised forecasts +17.2
2.8
+0.3%
874.5
837.2
840.0

—18—

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

FY2012 of Results: Operating Revenues increased mainly due to an increase in handset sales revenues and new areas revenues. Operating Income decreased.

FY2013 Forecasts: NTT DOCOMO aims to realize an increase in Operating Income of 2.8 billion yen to 840.0 billion yen, mainly through the expansion of its smartphone user platform and through reforms to the cost structure.

(Billions of yen)

Revenues Operating 230.1 revised Change forecasts from the 169.9

+49.9 +3.8%

+5.4%

4,240.0 4,470.1 4,640.0

FY2011 FY2012 FY2013E

Operating Change from the 167.1

Expenses 267.4 revised forecasts (67.1) +4.6%

+7.9%

3,365.5 3,632.9 3,800.0

FY2011 FY2012 FY2013E

Change from the

Operating revised Change forecasts from the

Income +17.2

37.3 2.8

874.5 (4.3)% 837.2 +0.3% 840.0

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP/U.S. GAAP)

FY2011

(Billions of yen)

1,148.0
101.5
26.5
1,223.0
・NTT (Holding Company): (3.4)
・NTT URBAN DEVELOPMENT (Consolidated): 25.3
・NTT COMWARE: 3.0
・NTT FINANCE (Consolidated): 19.0
・Outsourcing companies (East): 5.8
・Outsourcing companies (West): 1.6
・Other companies: 49.9
・Pension (actuarial difference, etc.): (3.6)
・Depreciation of engineering facilities: (33.0)
・Adjustments between operating and non-operating items, including eliminations, etc.
Total operating income of 5 major subsidiaries (JPN GAAP)
Total operating income of subsidiaries other than the 5 major ones (excluding the effect of dividends received by NTT (Holding Company))
Elimination and U.S. GAAP adjustments
Consolidated operating income (U.S. GAAP)

FY2012

1,125.3
84.9
8.2
1,202.0
・NTT (Holding Company): (4.0)
・NTT URBAN DEVELOPMENT (Consolidated): 27.4
・NTT COMWARE: 3.4
・NTT FINANCE (Consolidated): 19.4
・Outsourcing companies (East): 5.0
・Outsourcing companies (West): 2.5
・Other companies: 31.0
・Pension (actuarial difference, etc): (4.8)
・Depreciation of engineering facilities: (28.4)
・Adjustments between operating and non-operating items, including eliminations, etc.
Total operating income of 5 major subsidiaries (JPN GAAP)
Total operating income of subsidiaries other than the 5 major ones (excluding the effect of dividends received by NTT (Holding Company))
Elimination and U.S. GAAP adjustments
Consolidated operating income (U.S. GAAP)

—19—

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP/U.S. GAAP)

Details of Difference Between Consolidated Operating Income and Total Operating Income of

5 Major Subsidiaries

(Billions of yen)

FY2011 26.5

101.5

Pension (actuarial difference, etc.): (3.6)

Depreciation of engineering facilities: (33.0) 1,223.0

1,148.0 NTT (Holding Company): (3.4) Adjustments between operating and non-

NTT URBAN DEVELOPMENT (Consolidated): 25.3 operating items, including eliminations, etc.

NTT COMWARE: 3.0

NTT FINANCE (Consolidated): 19.0

Outsourcing companies (East): 5.8

Outsourcing companies (West): 1.6

Other companies: 49.9

Total operating income Total operating income of subsidiaries other than Elimination and Consolidated operating of 5 major subsidiaries the 5 major ones (excluding the effect of U.S. GAAP income

(JPN GAAP) dividends received by NTT (Holding Company)) adjustments (U.S. GAAP)

FY2012 8.2

84.9

Pension (actuarial difference, etc): (4.8)

Depreciation of engineering facilities: (28.4) 1,202.0

1,125.3 NTT (Holding Company): (4.0) Adjustments between operating and non-operating

NTT URBAN DEVELOPMENT (Consolidated): 27.4 items, including eliminations, etc.

NTT COMWARE: 3.4

NTT FINANCE (Consolidated): 19.4

Outsourcing companies (East): 5.0

Outsourcing companies (West): 2.5

Other companies: 31.0

Total operating income Total operating income of subsidiaries other than Elimination and Consolidated operating of 5 major subsidiaries the 5 major ones (excluding the effect of U.S. GAAP income

(JPN GAAP) dividends received by NTT (Holding Company)) adjustments (U.S. GAAP)

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from operating activities (A)
Cash flows from investing activities (B)
FCF (A) + (B)
Cash flows from financing activities
3,000
2,000
1,000
0
(1,000)
(2,000)
(3,000)
2,508.3
2,453.7
FY2011
FY2012
+195.0
537.1
677.4
+202.9
(54.6)
+140.4
(948.1)
(745.2)
(1,971.2)
(1,776.3)
Increase/Decrease from the same period of the previous fiscal year

Interest-bearing debt
(Billions of yen)
4,500.0
4,000.0
3,500.0
3,000.0
4,274.0
4,036.0
4,000.0
2012.3
2013.3
2014.3E

Details of Consolidated Cash Flows

Cash flows from operating activities decreased as a result of the increase in installment sales of mobile handsets.

FCF increased year-on-year by 140.4 billion yen as a result of a decrease in expenditures from cash flows from investing activities mainly due to a decrease in cash outflows.

The balance of interest-bearing debt was reduced to 4,036.0 billion yen as a result of NTT Groups efforts toward debt reduction.

Cash flows from Cash flows from FCF Cash flows from Interest-bearing debt operating investing (A) + (B) financing

activities activities activities

(A) (B)

Billions of yen

3,000

2,508.3 2,453.7 FY2011

2,000 FY2012

1,000 +195.0 537.1 677.4 +202.9

0

(54.6) +140.4

(1,000) (948.1) (745.2)

(2,000) (1,776.3)

(1,971.2)

(3,000)

Increase/Decrease from the same period of the previous fiscal year

(Billions of yen)

4,500.0

4,274.0

4,036.0 4,000.0

4,000.0

3,500.0

3,000.0

2012.3 2013.3 2014.3E

Financial Financial Results Forecasts for the for Fiscal the Year Fiscal Ended Year Ending March 31, and March 2013 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Capital Investment

(Billions of yen)

Capital investment

1,946.6
23.4
+1.2%
1,970.0
100.0
(5.1)%
1,870.0
185.7
133.9
116.1
363.8
420.3
726.8
231.1
122.1
108.2
358.4
396.5
753.7
222.0
148.0
110.0
340.0
350.0
700.0
Other
NTT DATA (Consolidated)
NTT Communications
NTT West
NTT East
NTT DOCOMO (Consolidated)
FY2011
FY2012
FY2013E

Capex to Sales

18.5% → 18.4% → 17.0%

―21―

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Capital Investment

(Billions of yen)

Capital investment

1,946.6 +1.2% 23.4 1,970.0

1,870.0

185.7 231.1

133.9 122.1 100.0 222.0

(5.1)%

116.1 108.2 148.0

110.0

363.8 358.4

340.0

420.3 396.5

350.0

726.8 753.7 700.0

FY2011 FY2012 FY2013E

Other

NTT DATA (Consolidated)

NTT Communications

NTT West

NTT East

NTT DOCOMO (Consolidated)

Capex to Sales

18.5% 18.4% 17.0%

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

Shareholders Returns

Dividend

(yen)
Dividends per share
Pay-out ratio
150
100
50
0
90
110
120
120
140
160
160
Approx.
23.0%*
27.5%
32.3%
31.2%
38.2%
37.0%
31.8%
50%
25%
0%
Pay-out ratio
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013E

Share buy backs

(Billions of yen)
400
300
200
100
0
94.4
200.0
381.7
150.0
Up to 250.0*
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013E

–22–

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Shareholders Returns

(yen)

Dividends per share Pay-out ratio 160 160

150 120 120 140 50%

110

Dividendsper share 100 90 38.2% 37.0%

Dividend Approx. 27.5% 32.3% 31.2% 31.8% 25%

50 23.0% *pay-out ratio

0 0%

FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013E

*Excludes special factors such as the transfer of the substitutional portion of the Employee Pension Fund

(Billions of yen)

400 381.7

Share buy backs 300 Up to 250.0 *

200 200.0

94.4 150.0

100

0

FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013E

*NTT may repurchase up to 50 million shares, or up to 250 billion yen, of its common stock by the end of the fiscal year ending March 31, 2014.

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

FY2012 Details of Financial Results (Per Item)

(Billions of yen)

Operating Revenues [year-on-year:+193.4]

10,507.4
FY2011
Voice related services revenues
349.1
Fixed voice
Mobile voice
Fixed voice : (180.1)
Mobile voice : (169.0)
SI revenues and sales of telecommunications equipment
311.7
Systems Integration
Telecommunications equipment
Systems Integration : +47.7
Telecommunications equipment (Fixed-line): +6.3
Telecommunications equipment (Mobile) : +257.7
Fixed IP/packet : +45.5
Mobile IP/packet: +131.2
IP/packet communications services revenues
176.7
Fixed IP/packet
Mobile IP/packet
Other revenues
54.1
10,700.7
FY2012

Operating Expenses [year-on-year:+214.4]

9,284.4
FY2011
27.1
Depreciation expenses and loss on disposal of assets
157.5
Expenses for purchase of goods and services and other expenses
Personnel expenses
4.3
Other expenses
25.5
9,498.8
FY2012

—23—

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

FY2012 Details of Financial Results (Per Item)

(Billions of yen)

Operating

Revenues [ year-on-year:+193.4] Fixed IP/packet : +45.5 IP/packet

Mobile IP/packet: +131.2 communications Other revenues

services revenues 54.1

Voice related SI revenues and sales 176.7

services revenues of telecommunications

349.1 equipment Fixed IP/packet

311.7 Mobile IP/packet 10,700.7

Fixed voice

10,507.4 Systems Integration

Mobile voice Telecommunications

equipment

Systems Integration : +47.7

Fixed voice : (180.1) Telecommunications equipment (Fixed-line): +6.3

Mobile voice : (169.0) Telecommunications equipment (Mobile) : +257.7

FY2011 FY2012

Operating Expenses [year-on-year:+214.4]

9,284.4 27.1 157.5 4.3 25.5 9,498.8

Depreciation expenses and loss on disposal of assets

Expenses for purchase of goods and services and other expenses

Personnel expenses other expenses

FY2011 FY2012

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

(Billions of yen)

March 31, 2012

19,389.7

Assets
19,389.7

- Depreciable Assets (property, plant and equipment) 8,310.1
- Deferred Tax Assets (non-current) 789.3

Liabilities
9,342.0

- Interest-Bearing Debt 4,274.0
- Liability for Employees' Retirement Benefits 1,534.9

Equity
10,047.7

- Treasury Stock (418.4)

March 31, 2013

19,653.7

Assets
19,653.7
[+264.0]

- Depreciable Assets (property, plant and equipment) 8,302.7 [(7.4)]
- Deferred Tax Assets (non-current) 694.4 [(94.9)]

Liabilities
9,027.1
[(314.9)]

Equity
10,626.6
[+578.9]

- Treasury Stock (568.5) [(150.0)]

—24—

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

March 31, 2012 March 31, 2013

(Billions of yen)

19,389.7 19,653.7

Assets Liabilities

19,389.7 9,342.0

Interest-Bearing

Debt

4,274.0

Depreciable Assets Liability for Employees’

Retirement Benefits

(property, plant and 1,534.9

equipment)

8,310.1

Equity

10,047.7

Deferred Tax

Assets Treasury Stock

(non-current) (418.4)

789.3

Assets Liabilities

19,653.7 9,027.1

[(314.9)]

+264.0

Interest-Bearing Debt

4,036.0

[(238.0)]

Liability for Employees’

Depreciable Assets Retirement Benefits

(property, plant and 1,505.6

equipment) [(29.3)]

8,302.7

[(7.4)]

Equity

10,626.6

[+578.9]

Deferred Tax Assets

(non-current) Treasury Stock

694.4 (568.5)

[(94.9)] [150.0)]

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries’ Financial Results for FY2012

(Billions of yen)

(1)

NTT NTT NTT East NTT West NTT Com NTT DATA NTT DOCOMO

Consolidated (Holding Company)

Non-Consolidated Non-Consolidated Non-Consolidated Non-Consolidated Consolidated Consolidated

(U.S. GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (U.S. GAAP)

Operating Revenues 10,700.7 432.7 1,831.7 1,627.9 944.8 1,301.9 4,470.1

Change year-on-year 193.4 21.4 (19.7) (48.3) (36.2) 50.7 230.1

(% change) 1.8% 5.2% (1.1)% (2.9)% (3.7)% 4.1% 5.4%

Forecasts for FY2012 10,810.0 433.0 1,833.0 1,632.0 955.0 1,280.0 4,520.0

(% progress) 99.0% 100.0% 99.9% 99.8% 98.9% 101.7% 98.9%

Operating Expenses 9,498.8 154.1 1,766.7 1,608.7 826.6 1,216.2 3,632.9

Change year-on-year 214.4 0.5 (34.4) (30.5) (48.5) 45.4 267.4

(% change) 2.3% 0.3% (1.9)% (1.9)% (5.6)% 3.9% 7.9%

Forecasts for FY2012 9,610.0 154.0 1,768.0 1,614.0 855.0 1,195.0 3,700.0

(% progress) 98.8% 100.1% 99.9% 99.7% 96.7% 101.8% 98.2%

Operating Income 1,202.0 278.6 65.0 19.2 118.1 85.6 837.2

Change year-on-year (21.0) 20.9 14.7 (17.8) 12.3 5.2 (37.3)

(% change) (1.7)% 8.1% 29.3% (48.2)% 11.7% 6.6% (4.3)%

Forecasts for FY2012 1,200.0 279.0 65.0 18.0 100.0 85.0 820.0

(% progress) 100.2% 99.9% 100.1% 106.7% 118.1% 100.8% 102.1%

Income Income Before (2) 1,201.1 274.4 88.8 28.3 129.7 81.8 841.7

Taxes

Change year-on-year (38.2) 15.1 13.6 (13.9) 10.7 6.2 (35.3)

(% change) (3.1)% 5.8% 18.2% (33.0)% 9.0% 8.3% (4.0)%

Forecasts for FY2012 1,170.0 275.0 88.0 26.0 110.0 78.0 814.0

(% progress) 102.7% 99.8% 101.0% 109.2% 117.9% 105.0% 103.4%

Net Income 524.1(3) 271.5 52.8 20.9 65.3 43.5 495.6(4)

Change year-on-year 56.4 14.2 20.6 0.4 7.0 13.0 31.7

(% change) 12.1% 5.5% 64.3% 2.2% 12.0% 42.9% 6.8%

Forecasts for FY2012 530.0 277.0 50.0 23.0 67.0 38.0 507.0

(% progress) 98.9% 98.0% 105.6% 91.0% 97.5% 114.5% 97.8%

(1) The number of consolidated subsidiaries is 827 and the number of companies accounted for under the equity method is 101.

(2) “Income Before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits. (3) “Net Income” for NTT Consolidated represents “Net income attributable to NTT, excluding noncontrolling interests.” (4) “Net Income” for NTT DOCOMO represents “Net income attributable to NTT DOCOMO, excluding noncontrolling interests.”

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries’ Financial Forecasts for FY2013

(Billions of yen)

NTT NTT NTT East NTT West NTT Com NTT DATA NTT DOCOMO

Consolidated (Holding Company)

Non-Consolidated Non-Consolidated Non-Consolidated Non-Consolidated Consolidated Consolidated

(U.S. GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (U.S. GAAP)

Operating Revenues 11,000.0 433.0 1,783.0 1,592.0 925.0 1,330.0 4,640.0

Change year-on-year 299.3 0.2 (48.7) (35.9) (19.8) 28.0 169.9

(% change) 2.8% 0.0% (2.7)% (2.2)% (2.1)% 2.2% 3.8%

Operating Expenses 9,770.0 149.0 1,718.0 1,572.0 813.0 1,240.0 3,800.0

Change year-on-year 271.2 (5.1) (48.7) (36.7) (13.6) 23.7 167.1

(% change) 2.9% (3.4)% (2.8)% (2.3)% (1.7)% 2.0% 4.6%

Operating Income 1,230.0 284.0 65.0 20.0 112.0 90.0 840.0

Change year-on-year 28.0 5.3 0.0 0.7 (6.1) 4.3 2.8

(% change) 2.3% 1.9% 0.0% 4.1% (5.2)% 5.0% 0.3%

Income Income Before (1) 1,280.0 280.0 80.0 28.0 122.0 82.0 850.0

Taxes

Change year-on-year 78.9 5.5 (8.8) (0.3) (7.7) 0.1 8.3

(% change) 6.6% 2.0% (9.9)% (1.3)% (6.0)% 0.2% 1.0%

Net Income 585.0(2) 282.0 50.0 23.0 75.0 45.0 510.0(3)

Change year-on-year 60.9 10.4 (2.8) 2.0 9.6 1.4 14.4

(% change) 11.6% 3.9% (5.3)% 9.8% 14.8% 3.4% 2.9%

(1) “Income Before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits. (2) “Net Income” for NTT Consolidated represents “Net income attributable to NTT, excluding noncontrolling interests.” (3) “Net Income” for NTT DOCOMO represents “Net income attributable to NTT DOCOMO, excluding noncontrolling interests.”

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Financial Indices

FY2011 FY2012 FY2013E

EBITDA 3,219.1 billion yen 3,207.4 billion yen 3,215.0 billion yen

EBITDA Margin 30.6% 30.0% 29.2%

Operating Free 1,272.5 billion yen 1,237.5 billion yen 1,345.0 billion yen

Cash Flow

ROCE 5.8% 6.1% 6.1%

EPS 367 yen 432 yen 503 yen

1. EBITDA = Operating Income + Depreciation, Amortization and Loss on Disposal of Property, Plant and Equipment

2. EBITDA Margin = (Operating Income + Depreciation, Amortization and Loss on Disposal of Property, Plant and Equipment)/Operating Revenues

3. Operating Free Cash Flow = Operating Income + Depreciation, Amortization and Loss on Disposal of Property, Plant and Equipment – Capital Investments

4. ROCE = Operating Income×(1 – Normal Statutory Tax Rate)/Operating Capital Employed [Note] Please see next page for reconciliation of financial indices.

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Reconciliation of Financial Indices

(Billions of yen)

Items FY2011 FY2012 FY2013E

(1) Operating Income 1,223.0 1,202.0 1,230.0

EBITDA (2) Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment 1,996.2 2,005.5 1,985.0

EBITDA [ (1)+(2) ] 3,219.1 3,207.4 3,215.0

(1) Operating Income 1,223.0 1,202.0 1,230.0

EBITDA (2) Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment 1,996.2 2,005.5 1,985.0

(3) EBITDA [ (1)+(2) ] 3,219.1 3,207.4 3,215.0

Margin (4) Operating Revenues 10,507.4 10,700.7 11,000.0

EBITDA Margin [ (3)/(4)×100 ] 30.6% 30.0% 29.2%

(1) Operating Income 1,223.0 1,202.0 1,230.0

Operating Free (2) Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment 1,996.2 2,005.5 1,985.0

Cash Flow (3) EBITDA [ (1)+(2) ] 3,219.1 3,207.4 3,215.0

(4) Capital Investment * 1,946.6 1,970.0 1,870.0

Operating Free Cash Flow [ (3)-(4) ] 1,272.5 1,237.5 1,345.0

(1) Operating Income 1,223.0 1,202.0 1,230.0

Normal Statutory Tax Rate 41% 38% 38%

ROCE (2) Operating Income×(1-Normal Statutory Tax Rate) 722.5 742.1 759.4

(3) Operating Capital Employed 12,365.4 12,255.8 12,410.6

ROCE [ (2)/(3)×100 ] 5.8% 6.1% 6.1%

* “Capital investment” is the accrual-based amount required for acquisition of property, plant and equipment, and intangibles. The differences from the amounts of “Payments for property, plant and equipment” and “Payments for intangibles” in the consolidated statements of cash flows are as follows:

FY2011 FY2012

Payments for Property, Plant and Equipment 1,395.1 1,538.1

Payments for Acquisition of Intangible Assets 458.2 446.6

Total 1,853.3 1,984.7

Difference from Capital Investment (93.3) 14.7

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

in Average the operating monthly revenues revenue of per our unit, Regional or ARPU, Communications is used to measure Business, average that monthly is, telephone operating subscriber revenues lines, attributable “INS-NET” to and designated “FLET’S services Hikari,” by on the a per number user basis. of active In the subscribers case of our to fixed the relevant line business, services. ARPU is calculated by dividing revenue items included In services the case (i.e. of , basic our mobile monthly business, charges, ARPU voice/packet is calculated communication by dividing charges revenue and items revenues included from in the providing operating services revenues incidental from our to Mobile “FOMA” Communications and “Xi” services), Business, by the number such as of revenues active subscribers from Mobile to (“FOMA”) the relevant services services. and The revenues calculation from of Mobile these (“Xi”) figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We comprising believe our that U. our S. ARPU GAAP figures results calculated of operations. in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results Notes (1)We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

Aggregate included in operating Fixed Line revenues ARPU (Telephone from Voice Subscriber Transmission Lines Services + INS-NET (excluding Subscriber IP Services), Lines): Calculated and revenues based from on “FLET’S revenues ADSL” from monthly and “FLET’S charges ISDN,” and which call charges are included for Telephone in operating Subscriber revenues Lines from and IP Services. INS-NET Subscriber Lines, which are Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from “FLET’S ADSL.” INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for “INS-NET” Subscriber Lines and revenues from “FLET’S ISDN.” FLET’S device charges Hikari ARPU: for “Hikari Calculated Denwa,” based and revenues on revenues from from “FLET’S “FLET’S Hikari” Hikari” optional (including services, “FLET’S which Hikari” are included optional in services), Supplementary which are Business included revenues. in operating revenues from IP Services, revenues from monthly charges, call charges and connection “FLET‘S Hikari” includes “B FLET’S,” “FLET‘S Hikari Next,” “FLET’S Hikari Light” and “FLET‘S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

(2)Revenues FLET’S Hikari from ARPU. interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and (3)For number purposes of subscriptions of calculating for each Aggregate service. Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the (4)In Subscriber terms of number Lines + INS-NET of channels, Subscriber transmission Lines) rate, and and INS-NET line use Subscriber rate (base Lines rate), ARPU, INS-Net one 1500 INS-Net is in 1500 all cases subscription roughly ten is calculated times greater as ten than INS-Net INS-Net 64 64. subscriptions. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone (5)For by NTT purposes East , of and calculating subscribers FLET‘S to “B Hikari FLET’S,” ARPU, “FLET’S number Hikari of subscribers Premium,” “FLET’S is determined Hikari based Mytown,” on “FLET’S the number Hikari of “FLET’S Next,” “FLET’S Hikari” subscribers, Hikari Light” including and “FLET’S “B FLET‘S,” Hikari WiFi “FLET’S Access” Hikari provided Next,” by “FLET‘S NTT West. Hikari Light” and “FLET’S Hikari WiFi Access” provided (6)The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

Mobile Aggregate ARPU (“FOMA”+“Xi”) = Voice ARPU (“FOMA”+“Xi”) + Packet ARPU (“FOMA”+“Xi”) + Smart ARPU (“FOMA”+“Xi”).

Our based Voice on operating ARPU (“FOMA”+“Xi”) revenues related is based to packet on operating services, revenues such as related flat monthly to voice fees services, and packet such communication as basic monthly charges charges attributable and voice to communication our “FOMA” and charges “Xi” services attributable and our to our Smart “FOMA” ARPU and (“FOMA”+“Xi”) “Xi” services, is and based our on Packet operating ARPU revenues (“FOMA”+“Xi”) from is providing services incidental to “FOMA” and “Xi” wireless communications services (content services related revenues, fee collection agency commissions, handset warranty service revenues, advertising revenues, etc.).

(7)We were started formerly to use included the Smart in Packet ARPU ARPU metric will during now be the reclassified three months as Smart ended ARPU: September 90 yen 30, out 2012. of Packet As a result, ARPU Smart revenues ARPU for will the now three be months included ended in Mobile June Aggregate 30, 2011; 80 ARPU. yen out In of addition, Packet the ARPU following revenues amounts for the content three months services ended related September revenues 30, that 2011; March 90 31, yen 2012; out 90 of Packet yen out ARPU of Packet revenues ARPU for revenues the three for months the three ended months December ended June 31, 2011; 30, 2012; 80 yen and out 80 of yen Packet out of ARPU Packet revenues ARPU revenues for the three for the months year ended ended March March 31, 31, 2012; 2013. 80 yen out of Packet ARPU revenues for the twelve months ended (8)“mova” services were terminated as of March 31, 2012. “mova” service subscriptions are included in the calculations of Mobile Aggregate ARPU, Voice ARPU and Packet ARPU for the year ended Mar. 31, 2012.

(9)Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU. (10)Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun. 2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar. FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

FY Forecast: Sum of the average expected active number of subscribers during the fiscal year ((number of subscribers at Mar. 31, 2013 + number of expected subscribers at Mar. 31, 2014)/2)x12 (11)Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun. 2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept. 3Q Results:

Sum of number of active subscribers** for each month from Oct. to Dec. 4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

FY Results/FY Forecast: Sum of number of active subscribers**/expected number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2

Financial Results for the Fiscal Year Ended March 31, 2013

and Financial Forecasts for the Fiscal Year Ending March 31, 2014

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

May 10, 2013

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2013

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the fiscal year ended March 31, 2013 are presented in the following attachments.

(Attachments)

1.	Summary of Results for the Fiscal Year Ended March 31, 2013

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Mr. Hiroshi Niitsu or Mr. Takayuki Arita

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Summary of Results for the Fiscal Year Ended March 31, 2013

With respect to the global economy, in the fiscal year ended March 31, 2013, despite the relative stabilization of the U.S. economy, Europe’s bond-related economic downturn had a ripple effect on China and other emerging countries, leading to continued economic stagnation. The Japanese economy, despite showing signs of mild recovery mainly from domestic demand stemming from rebuilding after the Great East Japan Earthquake, has shown weakened growth from the effects of the global economic slowdown. However, the outlook for the Japanese economy started to show signs of improvement from December 2012 through the close of the fiscal year in anticipation of the new monetary easing policy adopted by the Bank of Japan.

In addition to the growth of the information and communications market, due to increased Internet usage in conjunction with the increasing shift to IP and broadband services, the market has seen structural changes that transcend the existing framework, including fixed-line and mobile convergence, cloud computing(*1), the development of “smart” televisions, the penetration of high-speed wireless and Wi-Fi(*2) compatible devices in the market, such as smartphones and tablet devices, and the spread of applications that enable free voice and messaging communications.

The market environment, in relation to regional telecommunications is also changing dramatically, with growing competition in broadband service facilities and services centered around the shift to fiber-optic services, the expansion of other new services that leverage various wireless devices and the resulting diversification of customer usage applications, as well as increased off-load(*3) needs resulting from the increase in the amount of transmitted data.

Amidst such a challenging and volatile business environment, and as a responsible standard-bearer for the information and communications industry, NTT East continued to comply with all laws and regulations and social norms and worked to strictly uphold fair competition conditions. At the same time, NTT East aimed to stabilize and strengthen its managerial platform while also providing high quality and stable universal services. NTT East also worked to ensure reliability with respect to social infrastructure, starting with prompt restoration in times of large-scale natural disasters. Furthermore, NTT East moved forward with its initiatives to achieve full-fledged recovery from the Great East Japan Earthquake, promoted various measures to further improve the reliability of its communications networks, and has implemented measures that take into account possible future disasters including an earthquake directly under Tokyo.

In line with NTT Group’s Medium-Term Management Strategy “Road to Service Creation Business Group” (the “Medium-Term Management Strategy”) adopted by NTT in May 2008, NTT East has devoted its energy to enhancing broadband/ubiquitous environments and to expanding fiber-optic access service user demographics through the provision of new services and products that leverage the next generation network (NGN(*4)), as well as the provision of customer-friendly rate menus that allow longer term usage.

(1) Efforts to Promote Fiber-optic and IP Services

Amid intensifying competition with respect to broadband services, NTT East launched new services, which promote the expansion and continued use of “FLET’S Hikari”(*5) and aim to meet customer needs when using their Wi-Fi-compatible devices.

i. NTT East implemented its largest-ever discount campaign, “Omoikkiri-Wari,” for customers who newly subscribe to FLET’S Hikari.

NTT East also launched the “Ninen-wari” rate plan, which offers discounted monthly charges to multi-dwelling units in addition to single-dwelling units on the condition that users stay subscribed for a period of two years, and also lowered the monthly fee for FLET’S Hikari Light Mansion Type in order to attract more customers.

ii. In response to the spread of smartphone and tablet devices, NTT East launched “FLET’S Hikari Wi-Fi Access,” which allows shared wireless LAN access connected by optical networks by multiple users within the same apartment buildings or other small-scale multi-dwelling units. Further, NTT East launched the “FLET’S Odekake Pack,” a set that includes, “FLET’S Spot” and “Mobile Data Transmission Service,”(*6) provided by other mobile communications carriers.

In addition, under an arrangement with the Jiyugaoka Association of Business Commerce, station areas, the shopping districts and stores in Jiyugaoka township in Tokyo have become Wi-Fi areas through the use of “Hikari Station.” NTT East contributed in improving the attractiveness of the Jiyugaoka shopping district by providing an environment that enables the transmission of information about Jiyugaoka’s shopping district to smartphones and high-speed Internet connections via “FLET’S SPOT.”

Furthermore, under arrangements with local governments and tourism associations in Yamanashi Prefecture, Miyagi Prefecture, Nagano City, Aomori City and elsewhere, NTT East provided Wi-Fi environments to commercial areas which are also accessible to foreign tourists, whose numbers have been increasing rapidly in recent years. As a result, NTT East has enhanced user convenience by enabling people to procure information distributed by tourism centers, stores, and lodging facilities.

iii. NTT East made the “FLET’S MATOMETE SHIHARAI” payment collection agent service, which was previously limited to just information services such as digital content, available for use by businesses that sell products online over the Internet, and for a wider range of products, such as for food and apparel.

As a result, businesses that sell information services, goods and other products by utilizing the Internet now have the option of providing customers with a new and secure settlement method, in addition to existing methods such as credit cards and payment on receipt, where charges are combined with NTT East’s, such as FLET’S service charges.

iv. As a new initiative to support communication between families and persons living apart from their families, NTT East also launched the “Single & Family Support App (miFa).” In addition, NTT East began accepting applications for the “Single & Family Support Rate” that discounts the monthly rate for each “FLET’S Hikari” billing group.

For “FLET’S Hikari” users, NTT East also announced the launch date of the “FLET’S Azukeru” service, which enables the online storage(*7), sharing and viewing of images, video, and other data via the Internet.

Furthermore, NTT East commenced the sale of a set of devices that work with “FLET’S Miruene,” for which subsidies are available under the “Project Encouraging Deployment of Energy Management Systems (HEMS(*8) Deploying Business)” program from the Ministry of Economy, Trade and Industry. NTT East also launched the “FLET’S Miruene Otegaru Pack (Subsidized),” which includes installation work for the devices.

v. NTT East has worked to promote subscription to the membership program “FLET’S Hikari Member’s Club” intended for FLET’S Hikari subscribers. In February 2013, membership surpassed 4 million.

(2) Initiatives Relating to the Solutions Business

NTT East launched business operations in fields such as local government, medicine, and education, centered around industry-specific solutions that take into account each industry’s characteristics and trends, for the satisfaction of its regional customers through the promotion of ICT(*9) utilization.

i. In the field of local government, given the need for preserving important data, as made evident by the Great East Japan Earthquake, and the heightened needs of cloud customers to transition from “possession” to “use,” NTT East launched “Biz Hikari Cloud Safe Server Hosting,” a service that lends customers virtual servers in NTT East’s cloud platform, and “Biz Hikari Cloud Safe Data Backup,” a service that allows customers to back up their data on a cloud platform.

In order to accommodate the information distribution needs of organizations such as local governments and NPOs(*10), NTT East launched “FLET’S Cast Share,” a service that enables easy transmission of images and other data to multiple users at a low rate.

In addition, NTT East executed a Cooperation and Coordination Basic Agreement with the University of Aizu with the goal of mutually cooperating towards local revitalization and industry creation utilizing ICT.

ii. In the field of medicine, NTT East launched the diagnostic information coordination system “Hikari Timeline,” which enables information sharing among medical institutions by gathering electronic medical records of different medical institutions and placing them in chronological order.

iii. NTT East reached an agreement with Microsoft Japan Co., Ltd. to promote ICT utilization by small- to medium-scale businesses in the small office/home office market. In collaboration with Dell Japan, NTT East and Microsoft Japan Co., Ltd. launched a one-stop service that unifies the resources of NTT East and Microsoft Japan, namely the operating systems, applications, and cloud service provided by Microsoft Japan, NTT East’s “FLET’S Hikari” and “Office Marugoto Support,” together with Dell Japan’s latest personal computers and tablet devices.

(3) Status of Business Operation Structure

With respect to business operational structure, in March 2013, NTT East established the “Tohoku ICT Promotion Office” within its Business & Office Business Promotion Headquarters in order to propose and build “Town Disaster Capabilities Enhancement” and “Town Vitalization and High-Speed Conversion,” each of which utilize information communications systems, for local governments in the Tohoku Region.

(4) Corporate Social Responsibility Activities

NTT East considers Corporate Social Responsibility (“CSR”) activities to be one of the most important pillars in the management of the company. NTT East believes that it is the social responsibility of a company to contribute to the environmentally-friendly, healthy and sustainable development of society. To this end, pursuant to the NTT Group CSR Charter (adopted in June 2006), NTT East sought to comply with the law and address its efforts towards reducing the environmental burden of its operations.

i. NTT East continued to direct its efforts towards compliance with laws and regulations to ensure fair competition, protect personal information, make correct representations in advertising, and regarding the dispatch of workers. In addition to the efforts undertaken to date, in particular, in light of the arrest of an employee in March 2012 on suspicion of violating the Act concerning Nippon Telegraph and Telephone Corporation, etc. (“NTT Law”), NTT East worked to enhance awareness of corporate ethics by once more implementing thorough employee training for all workers at all work places of the NTT East Japan Group regarding the intent of the NTT Law and the importance of compliance.

ii. In view of the national state of supply and demand of electricity during the summer season, NTT East worked, as it did in the last fiscal year, to save electricity used by communication facilities to the greatest extent possible while ensuring the maintenance of communications services. NTT East’s goal was cutting peak electricity consumption by 30% or more in offices compared to the 2010 fiscal year.

NTT East also worked to save electricity in the winter season, particularly in the Hokkaido Electric Power area.

iii. NTT East actively promoted diversity efforts based on the view that fostering and utilizing diverse personnel leads to new innovation and the strengthening of corporate capabilities. NTT East identified diversity management as an important management strategy, and pursuant to its diversity vision, “Turn brightness into power. Turn motivation into innovation,” worked to support employee career development and to promote work/life balance. Also, in order to help employees successfully carry out work and child-rearing responsibilities, NTT East established “DAI«KIDS Hatsudai,” an in-office child care center, in the head office building.

iv. To promote the principles of such CSR activities, NTT East issued the NTT East Group CSR Report 2012, among other things, to proactively disclose relevant information to its stakeholders.

(5) Efforts towards Full-fledged Restoration from the Great East Japan Earthquake

i. In efforts directed towards full-fledged restoration from the Great East Japan Earthquake, NTT East worked to further improve service reliability, including ensuring the reliability of relay transmission lines (inland route detours to avoid tsunami areas and under-river cables), relocating destroyed or washed-away buildings to higher ground, improving water-resistance of flooded communication buildings and replacing degraded batteries.

ii. Utilizing the lessons learned from the Great East Japan Earthquake, NTT East increased the storage capacity of messages in terms of number and storage time of the Broadband Disaster Message Board (web171), linked the mobile and PHS versions of the disaster message board services together, and added certain functions such as the ability to provide message registration details via email and voice. NTT introduced this service as the Web171 Disaster Message Board.

iii. In addition to the foregoing, as countermeasures against future disasters, NTT East implemented a drill in October 2012 where employees assembled at the head office as part of preparations in anticipation of a disaster on a non-working day, and in February 2013, as part of preparations in anticipation of a suspension of head office building functions following a disaster, NTT East implemented drills for alternate gathering points and an alternate headquarters launch.

(6) Financial Standing

As a result of these and other cost reduction efforts during the fiscal year ended March 31, 2013, operating revenues totaled 1,831.7 billion yen (a decrease of 1.1% from the fiscal year ended March 31, 2012), operating income totaled 65.0 billion yen (an increase of 29.3% from the fiscal year ended March 31, 2012), recurring profit was 88.8 billion yen (an increase of 18.2% from the fiscal year ended March 31, 2012), and net income totaled 52.8 billion yen (an increase of 64.3% from the fiscal year ended March 31, 2012).

*1:	A new form of computer network usage where users can access data services and Internet technology contained in a group of servers on a network “from wherever, whenever needed, and only for the functions needed” without processing or saving data on their own computers.

*2:	An abbreviation for Wireless Fidelity. This is a brand name for ensuring compatibility, so that when “IEEE802.11a/b/g/n,” a wireless LAN standard of measure, is loaded onto a product, it can operate reciprocally with devices having a different IEEE802.11a/b/g/n.

*3:	A mechanism for lightening the load on a given system by splitting processing among other systems.

*4:	An abbreviation for Next Generation Network.

*5:	A collective name for FLET’S Hikari Next, B FLET’S, FLET’S Hikari Light and FLET’S Hikari Wi-Fi Access.

*6:	A data communications service that uses the reception of a mobile telephone to connect a personal computer or other device to the Internet.

*7:	A service that lends disk space for saving files on the Internet.

*8:	An abbreviation for Home Energy Management System, a system for supporting home energy management.

*9:	An abbreviation for Information and Communication Technology, referring to technology in the information and communication industry.

*10:	An abbreviation for Non-Profit Organization. This is a collective term for groups that carry out various activities to contribute to society and are not organized for the purpose of distributing earnings to the group’s members.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2012	March 31, 2013	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	506,301	484,112	(22,188)
Antenna facilities	5,068	4,643	(424)
Terminal equipment	64,544	55,006	(9,537)
Local line facilities	825,330	846,814	21,483
Long-distance line facilities	3,899	4,608	708
Engineering facilities	621,274	621,339	65
Submarine line facilities	1,899	1,520	(379)
Buildings	464,198	455,586	(8,612)
Structures	15,052	16,625	1,573
Other machinery and equipment	3,388	4,860	1,471
Vehicles and vessels	327	463	136
Tools, furniture and fixtures	41,820	41,962	141
Land	197,512	203,553	6,041
Lease assets	1,030	546	(484)
Construction in progress	57,651	36,097	(21,554)
Total property, plant and equipment	2,809,299	2,777,740	(31,559)
Intangible fixed assets	99,472	92,108	(7,363)
Total fixed assets - telecommunications businesses	2,908,771	2,869,848	(38,922)
Investments and other assets
Investment securities	7,283	7,386	102
Investments in subsidiaries and affiliated companies	48,253	48,253	—
Other investments in subsidiaries and affiliated companies	4,204	4,312	107
Investment in capital	458	458	0
Long-term loans receivable to subsidiaries	200	—	(200)
Long-term prepaid expenses	3,520	4,230	710
Deferred income taxes	146,441	135,083	(11,358)
Other investments and assets	6,580	10,928	4,347
Allowance for doubtful accounts	(994)	(898)	96
Total investments and other assets	215,947	209,754	(6,193)
Total fixed assets	3,124,719	3,079,602	(45,116)

Current assets:
Cash and bank deposits	179,674	59,223	(120,451)
Notes receivable	—	7	7
Accounts receivable, trade	314,174	261,400	(52,774)
Accounts receivable, other	10,829	110,017	99,187
Securities	10	10	—
Supplies	43,596	36,206	(7,390)
Advance payment	2,326	1,911	(415)
Prepaid expenses	8,008	7,944	(63)
Deferred income taxes	5,999	7,659	1,659
Deposits	1,528	76,588	75,059
Other current assets	14,433	11,101	(3,332)
Allowance for doubtful accounts	(3,829)	(1,826)	2,002
Total current assets	576,753	570,243	(6,510)

TOTAL ASSETS	3,701,473	3,649,846	(51,626)

	(Millions of yen)
	March 31, 2012	March 31, 2013	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	617,715	576,195	(41,520)
Lease obligations	1,515	1,114	(400)
Liability for employees’ retirement benefits	227,464	222,469	(4,994)
Reserve for point services	5,074	6,658	1,584
Reserve for unused telephone cards	14,255	12,647	(1,607)
Asset retirement obligations	643	602	(41)
Other long-term liabilities	10,967	10,742	(225)
Total long-term liabilities	877,636	830,430	(47,206)
Current liabilities:
Current portion of long-term borrowings from parent company	148,339	168,155	19,816
Accounts payable, trade	104,056	93,597	(10,458)
Short-term borrowings	30,000	—	(30,000)
Lease obligations	1,059	538	(520)
Accounts payable, other	239,415	246,935	7,520
Accrued expenses	16,284	15,551	(733)
Accrued taxes on income	488	7,681	7,193
Advance received	6,348	5,997	(350)
Deposit received	136,738	129,211	(7,527)
Unearned revenue	271	287	15
Allowance for loss on disaster	1,535	—	(1,535)
Other current liabilities	10,698	3,173	(7,524)
Total current liabilities	695,237	671,132	(24,104)

TOTAL LIABILITIES	1,572,873	1,501,563	(71,310)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000	—
Capital surplus
Additional paid-in capital	1,499,726	1,499,726	—
Total capital surplus	1,499,726	1,499,726	—
Earned surplus
Other earned surplus
Reserve for special depreciation	1,818	2,997	1,179
Reserve for reduction entry	6,927	9,901	2,974
Accumulated earned surplus	285,216	300,384	15,168
Total earned surplus	293,962	313,284	19,322
Total shareholders’ equity	2,128,689	2,148,011	19,322
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(90)	271	361
Total unrealized gains (losses), translation adjustments, and others	(90)	271	361

TOTAL NET ASSETS	2,128,599	2,148,283	19,684

TOTAL LIABILITIES AND NET ASSETS	3,701,473	3,649,846	(51,626)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Telecommunications businesses:
Operating revenues	1,719,239	1,689,238	(30,000)
Operating expenses
Business expenses	478,953	454,359	(24,593)
Operations	11,881	10,247	(1,633)
Maintenance expenses	414,725	411,146	(3,578)
Overhead expenses	93,135	93,456	320
Administration	100,969	96,521	(4,448)
Experiment and research	50,127	49,071	(1,055)
Depreciation and amortization	379,973	374,117	(5,856)
Retirement of fixed assets	42,856	43,504	647
Access charges	32,427	32,906	479
Miscellaneous taxes	70,967	70,762	(205)
Total operating expenses	1,676,016	1,636,091	(39,924)
Operating income from telecommunications businesses	43,223	53,146	9,923

Supplementary businesses:
Operating revenues	132,287	142,559	10,271
Operating expenses	125,186	130,634	5,448
Operating income from supplementary businesses	7,101	11,924	4,822
Operating income	50,324	65,071	14,746

Non-operating revenues:
Interest income	85	51	(33)
Interest on securities	17	10	(6)
Dividends received	3,069	2,494	(575)
Lease and rental income	43,582	43,166	(415)
Miscellaneous income	11,693	14,467	2,774
Total non-operating revenues	58,448	60,190	1,742

Non-operating expenses:
Interest expenses	9,814	8,792	(1,021)
Lease and rental expenses	20,590	24,063	3,472
Miscellaneous expenses	3,137	3,512	374
Total non-operating expenses	33,542	36,368	2,826
Recurring profit	75,230	88,893	13,662

Special profits:
Reversal of special loss on disaster	4,473	—	(4,473)
Total special profits	4,473	—	(4,473)

Special losses:
Special loss on disaster	12,645	7,980	(4,665)
Total special losses	12,645	7,980	(4,665)
Income before income taxes	67,058	80,912	13,854
Corporation, inhabitant, and enterprise taxes	(902)	18,513	19,416
Deferred tax expenses (benefits)	35,807	9,577	(26,230)
Net income	32,153	52,822	20,668

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2012	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total share- holders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus
				Reserve for special depreciation	Reserve for reduction entry	Accumulated earned surplus
April 1, 2011	335,000	1,499,726	1,499,726	—	6,099	289,209	295,308	2,130,035	(263)	(263)	2,129,771

Net change during the annual period
Cash dividends						(33,500)	(33,500)	(33,500)			(33,500)
Net income						32,153	32,153	32,153			32,153
Provision of reserve for special depreciation				1,818		(1,818)					—
Provision of reserve for reduction entry					827	(827)					—
Others, net									173	173	173

Total net change during the annual period	—	—	—	1,818	827	(3,992)	(1,346)	(1,346)	173	173	(1,172)

March 31, 2012	335,000	1,499,726	1,499,726	1,818	6,927	285,216	293,962	2,128,689	(90)	(90)	2,128,599

Year ended March 31, 2013	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total share- holders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus
				Reserve for special depreciation	Reserve for reduction entry	Accumulated earned surplus
April 1, 2012	335,000	1,499,726	1,499,726	1,818	6,927	285,216	293,962	2,128,689	(90)	(90)	2,128,599

Net change during the annual period
Cash dividends						(33,500)	(33,500)	(33,500)			(33,500)
Net income						52,822	52,822	52,822			52,822
Provision of reserve for special depreciation				1,672		(1,672)					—
Return of reserve for special depreciation				(493)		493					—
Provision of reserve for reduction entry					2,978	(2,978)					—
Return of reserve for reduction entry					(4)	4					—
Others, net									361	361	361

Total net change during the annual period	—	—	—	1,179	2,974	15,168	19,322	19,322	361	361	19,684

March 31, 2013	335,000	1,499,726	1,499,726	2,997	9,901	300,384	313,284	2,148,011	271	271	2,148,283

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	653,844	579,196	(74,647)	(11.4)
Monthly charge revenues*	461,246	417,852	(43,393)	(9.4)
Call rates revenues*	57,777	47,939	(9,838)	(17.0)
Interconnection call revenues*	81,873	72,378	(9,494)	(11.6)
IP services revenues	777,556	835,886	58,330	7.5
Leased circuit services revenues (excluding IP services revenues)	136,160	122,777	(13,382)	(9.8)
Telegram services revenues	17,098	16,107	(991)	(5.8)
Other telecommunications services revenues	134,579	135,270	690	0.5

Telecommunications total revenues	1,719,239	1,689,238	(30,000)	(1.7)

Supplementary business total revenues	132,287	142,559	10,271	7.8

Total operating revenues	1,851,527	1,831,797	(19,729)	(1.1)

*	Partial listing only.

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	67,058	80,912	13,854
Depreciation and amortization	392,054	386,554	(5,499)
Loss on disposal of property, plant and equipment	22,447	26,311	3,863
Increase (decrease) in liability for employees’ retirement benefits	(26,589)	(4,994)	21,595
(Increase) decrease in accounts receivable	8,623	(48,176)	(56,800)
(Increase) decrease in inventories	(5,345)	9,312	14,658
Increase (decrease) in accounts payable and accrued expenses	(23,029)	(618)	22,411
Increase (decrease) in accrued consumption tax	(5,185)	7,491	12,677
Other	13,193	(12,351)	(25,545)

Sub-total	443,227	444,442	1,215
Interest and dividends received	3,173	2,556	(616)
Interest paid	(10,252)	(8,889)	1,363
Income taxes received (paid)	(6,750)	650	7,401

Net cash provided by (used in) operating activities	429,397	438,760	9,363
Cash flows from investing activities:
Payments for property, plant and equipment	(394,425)	(405,241)	(10,816)
Proceeds from sale of property, plant and equipment	2,010	10,856	8,846
Payments for purchase of investment securities	(1,993)	(510)	1,483
Proceeds from sale of investment securities	5,020	506	(4,514)
Other	2,303	(5,014)	(7,317)

Net cash provided by (used in) investing activities	(387,085)	(399,403)	(12,318)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	100,000	126,635	26,635
Payments for settlement of long-term debt	(122,687)	(148,339)	(25,651)
Net increase (decrease) in short-term borrowings	—	(30,000)	(30,000)
Payments for settlement of lease obligations	(3,023)	(1,176)	1,846
Dividends paid	(33,500)	(33,500)	—

Net cash provided by (used in) financing activities	(59,210)	(86,381)	(27,170)
Net increase (decrease) in cash and cash equivalents	(16,898)	(47,024)	(30,125)
Cash and cash equivalents at beginning of year	202,824	185,925	(16,898)

Cash and cash equivalents at end of year	185,925	138,901	(47,024)

May 10, 2013

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2013

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the fiscal year ended March 31, 2013 are presented in the following attachments.

(Attachments)

1.	Summary of Results for the Fiscal Year Ended March 31, 2013

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Takashi Sasaki or Yusuke Umeda

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Summary of Results for the Fiscal Year Ended March 31, 2013

With respect to the global economy, in the fiscal year ended March 31, 2013, despite the relative stabilization of the U.S. economy, Europe’s bond-related economic downturn had a ripple effect on China and other emerging countries, leading to continued economic stagnation. The Japanese economy, despite showing signs of mild recovery mainly from domestic demand stemming from rebuilding after the Great East Japan Earthquake, has shown weakened growth from the effects of the global economic slowdown. However, the outlook for the Japanese economy has started to show signs of improvement from December 2012 through the close of the fiscal year in anticipation of the new monetary easing policy adopted by the Bank of Japan.

In the information and telecommunications market, as Japan moves towards the formation of a ubiquitous network society where information and communications technologies (ICT) will be utilized extensively, ICT is expected to play a leading role in improving the efficiency and vitality of socio-economic activities and bringing greater convenience to the Japanese public. The public and private sectors are collaborating to achieve this vision. In addition, with the growth of broadband, globalization and the increased popularity of smartphones and tablet devices, user needs have diversified and become more sophisticated, and platform-type services and cloud services have expanded, leading to structural changes in the information and telecommunications market. In the regional communications market, competition among broadband service carriers utilizing optical access and cable TV, and competition between services due to the increased speed in mobile networks, has progressed. Furthermore, there have been drastic changes in the industry, including the convergence between fixed and mobile communications and between communications and broadcasting and the convergence among services utilizing a diverse range of wireless devices.

In this challenging and evolving business environment, NTT West endeavors to be a “customer-oriented corporate group” that meets customer expectations, contributes to society and provides high quality, stable universal service. NTT West has devoted its energy to promoting and expanding safe, secure, reliable, and desirable broadband and ubiquitous services that meet customers’ needs, through new services and products that utilize the framework of the NGN and its networks.

(1) Efforts to Promote Fiber-optic and IP services

NTT West has been promoting fiber-optic and IP services to expand the use of fiber-optic services by establishing ubiquitous broadband networks and offering customer-friendly price menus and attractive services.

For example, NTT West is expanding opportunities to use FLET’S Hikari in a wide variety of applications while developing and expanding services that can support the day-to-day lives and business activities of a broad range of customers, from individuals to businesses.

NTT West’s goal is to further develop “FLET’S Hikari” fiber-optic broadband services and promote their use. To achieve this, NTT West worked to expand services by, among other things, launching “FLET’S Hikari Next Super High-Speed Type Hayabusa,” introducing “FLET’S Hikari Wi-Fi Access,” an Internet connection service for multi-dwelling units, and lowering monthly charges for “FLET’S Hikari Light Apartment Type.”

In addition, as part of its initiative to enhance and strengthen its pricing service, NTT West launched “Hikari Motto Motto Wari,” a discount service for long-term customers designed to encourage continued use, as well as “Group Wari,” a monthly charge discount service available to FLET’S Hikari subscribers who can form a group to use the service.

Furthermore, NTT West has a goal of readily offering more customers an enjoyable communication environment necessary for playing online games by entering into alliances with other business operators. In furtherance of this goal, NTT West collaborated with Square Enix Co., Ltd., the provider of Dragon Quest X: Rise of the Five Tribes Online, the series’ first online game, and Nintendo Co., Ltd., the company that offers the “Wii” and the “Wii U” home video game consoles, to promote and provide Internet connection support.

NTT West has worked to improve customer convenience of “Hikari Denwa” by introducing “Free Access Next,” a collect call service, and provided a speed dialing service connection (#dial), with the aim of promoting the use of video communication services. NTT West also worked to expand its services and began offering “TV Denwa Choice Teigaku,” a flat rate service for high-quality video phone calls.

To meet the growing needs of public Wi-Fi access due to the rapid increase in smartphone and tablet device users, NTT West also launched a roaming service with DoSPOT, a Wi-Fi service for retailers provided by NTT Media Supply Co., Ltd., and implemented other measures to increase access points of “FLET’S Spot (web authentication),” a public wireless LAN service.

Furthermore, as part of the initiative to create new lifestyles, NTT West launched services such as “FLET’S Eco-megane,” a cloud-based energy use visualization service, and “Hikari Danran TV,” which enables space sharing communication by sharing high-quality real-time videos on home televisions and various applications through an alliance with “Hikari Box+,” a set-top box that allows customers to use the Internet and to enjoy videos on home televisions.

In addition, with respect to support services, in order to address new security threats against Android handsets as a result of the recent rapid increase in the number of smartphones and tablet devices running the Android operating system, NTT West worked to increase the number of devices with remote support service by implementing support for Android smartphones and “Hikari Box +” through the “remote support service,” and making its security tools compatible with Android devices.

(2) Efforts Concerning Solutions Business

As part of NTT West’s initiatives for expanding its service coverage of large as well as small-and-medium-sized businesses, NTT West developed efficient and effective marketing activities in both the public and private sectors with a focus on industry-specific solutions based on each industry’s unique characteristics and trends, and made further use of ICT tools such as cloud services to enhance the satisfaction of its regional customers.

As part of NTT West’s efforts to expand its cloud services, NTT West began offering a cloud-based remote access service and a web conferencing service to local governments and corporations in order to support BCP (business continuity planning) in a secure telework environment. For universities, NTT West launched a cloud-based education support service that provides study-support and encourages interactive communication between teaching staff and students. NTT West also began offering a service to agricultural cooperatives that digitizes and stores important documents handled by their credit business on a cloud storage system.

As part of its collaborative efforts with local governments, NTT West worked to further promote the “Smart Hikari Town Kumamoto” project, launched in February 2012 in conjunction with Kumamoto prefecture and Kumamoto city, to realize “Smart Hikari Town.” As part of the project, NTT West introduced “Smart Airport,” which utilizes digital signage, began distributing “Kumamoto Smart Station,” which enables travelers to check train and bus schedules and other information, and developed a model business for “visualizing home energy consumption and controlling home appliances.” In addition, in the town of Shodoshima, Shozu-gun, Kagawa Prefecture, NTT West introduced “Hikari Kenko Sodan,” a cloud-based health consultation service as part of the town’s “Olive Healthcare System Project,” a health maintenance project carried out by community members.

Moreover, NTT West has worked to expand services for corporate customers. NTT West added Android smartphones to the devices eligible for remote support on “Office Net Omakase Support Service,” and improved the customer IT support screen in its service’s menu to further enhance support services.

(3) Business Operation Structures

NTT West’s aim with respect to business operational structure is to enhance cooperation among the facility businesses such as those responsible for the building, maintenance and management of communication facilities. To achieve this goal, NTT West established a “Facilities Headquarters,” with three departments under it: “Network,” “Service Management” and “Interconnection Promotion.” NTT West also set up the “Alliance Promotion Office” to promote alliances with other companies. Moreover, based on the view that the fundamental goal of service development is to use fiber-optic services to “design a lifestyle that connects everything and enriches everyday life,” the Service Creation Department was renamed the Business Design Department.

In the area of facility maintenance, NTT West held a bloc forum aimed at learning from the major Hikari Denwa failure, strengthening execution capabilities and improving service quality, and carried out information distribution and assessment drills. NTT West also worked to enhance its disaster preparedness framework, carrying out a preparedness exercise designed to mimic events in the event of a large earthquake along the Nankai Trough. NTT West also executed planned facility inspections with “Hikikomisen Team Zero” with the goal of eliminating third-party accidents caused by fallen lines.

As part of its comprehensive cost control efforts to maintain profitable management, NTT West worked to further enhance the efficiency of fiber-optic service installation work, shorten and improve delivery dates through concurrent development of KAIZEN measures, increased installation jobs that do not require the dispatch of NTT employees by setting up fiber-optic outlets at properties with high tenant turnover, and decreased back orders and order cancellations with a back order hotline. NTT West also improved the efficiency of maintenance work by accepting voice messages on weekends and holidays at the 113 center.

(4) Corporate Social Responsibility (“CSR”) Activities

The NTT Group CSR Charter (adopted in June 2006) stipulates that, as responsible members of the information and communication industry, NTT Group companies will provide services of the highest quality and trust and contribute to the development of a safe, secure and prosperous society where people, society and the earth are connected through communications. Based on the CSR Charter, NTT West set up three new core CSR principles – thorough compliance, development of a safe and secure society, and creation of value through business activities – and set a “visualization” benchmark. Each NTT West employee takes part in CSR activities, including working to maintain legal compliance, providing safe and reliable communication services and reducing the burden on the environment.

In particular, with respect to thorough compliance, NTT Group has promoted groupwide initiatives in five high risk areas that have the potential to erode consumer trust in NTT West group companies, namely “misconduct in performing services,” “driving under the influence,” “information security breaches,” “power harassment” and “respect for human rights.”

In order to achieve its environmental grand design (new self-determined action plan targets) based on the NTT Group Environmental Vision (The Green Vision 2020) established in November 2010, NTT West has been working to decrease its power usage, amount of paper used, and the waste it produces. In addition, NTT West, under its biodiversity conservation activity entitled “Midori Ippai Project,” carried out foresting activities and engaged in other activities that contribute to the environment of local communities.

To promote the principles of the NTT Group CSR Charter and group-wide CSR activities, NTT West enhanced its CSR management and issued the “NTT West Group CSR Report 2012” and the “NTT West Group Environmental Report 2012” to proactively disclose relevant information to its stakeholders.

In addition, with respect to major damage caused by Typhoons 4 and 17 and torrential rainfall in the Kyushu region to NTT West’s communications facilities, NTT responded by quickly restoring communications services through around the clock restoration efforts by employees from companies throughout NTT Group.

With respect to power shortages and energy-saving efforts since the Great East Japan Earthquake, NTT West implemented the maximum power saving measures possible at both its exchange offices and office buildings.

(5) Financial Standing

As a result of these efforts during the fiscal year ended March 31, 2013, operating revenues totaled 1,627.9 billion yen (a decrease of 2.9% from the fiscal year ended March 31, 2012), operating income was 19.2 billion yen (a decrease of 48.2% from the fiscal year ended March 31, 2012), recurring profit was 28.3 billion yen (a decrease of 33.0% from the fiscal year ended March 31, 2012), and net profit totaled 20.9 billion yen (an increase of 2.2% from the fiscal year ended March 31, 2012).

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2012	March 31, 2013	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	485,967	468,937	(17,030)
Antenna facilities	7,158	6,816	(341)
Terminal equipment	21,188	18,408	(2,779)
Local line facilities	892,312	923,767	31,455
Long-distance line facilities	2,858	2,597	(261)
Engineering facilities	571,763	562,018	(9,745)
Submarine line facilities	2,427	2,096	(331)
Buildings	397,185	376,023	(21,161)
Structures	14,507	14,064	(443)
Other machinery and equipment	1,237	1,335	98
Vehicles and vessels	204	220	15
Tools, furniture and fixtures	35,065	35,418	352
Land	176,435	174,819	(1,616)
Lease assets	1,581	735	(845)
Construction in progress	31,147	30,453	(694)
Total property, plant and equipment	2,641,042	2,617,712	(23,329)
Intangible fixed assets	77,024	71,968	(5,055)
Total fixed assets - telecommunications businesses	2,718,066	2,689,681	(28,385)
Investments and other assets
Investment securities	3,870	4,067	197
Investments in subsidiaries and affiliated companies	39,852	39,348	(504)
Investment in capital	396	667	271
Long-term prepaid expenses	3,133	3,033	(99)
Deferred income taxes	99,121	91,761	(7,359)
Other investments and assets	8,119	12,036	3,916
Allowance for doubtful accounts	(352)	(249)	102
Total investments and other assets	154,140	150,665	(3,474)
Total fixed assets	2,872,207	2,840,347	(31,860)

Current assets:
Cash and bank deposits	103,362	29,799	(73,562)
Notes receivable	19	8	(10)
Accounts receivable, trade	291,480	219,908	(71,571)
Accounts receivable, other	24,601	102,512	77,911
Securities	6	6	—
Supplies	35,212	38,222	3,009
Advance payment	1,273	1,334	60
Prepaid expenses	6,291	6,096	(194)
Deferred income taxes	3,519	2,871	(648)
Deposits	0	55,000	54,999
Other current assets	9,272	9,023	(249)
Allowance for doubtful accounts	(2,840)	(1,362)	1,477
Total current assets	472,199	463,421	(8,778)

TOTAL ASSETS	3,344,407	3,303,768	(40,638)

	(Millions of yen)
	March 31, 2012	March 31, 2013	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	960,947	951,797	(9,150)
Lease obligations	2,370	917	(1,452)
Liability for employees’ retirement benefits	224,695	221,270	(3,424)
Reserve for point services	5,093	4,882	(210)
Reserve for unused telephone cards	13,480	11,960	(1,520)
Asset retirement obligations	305	309	4
Other long-term liabilities	11,266	9,531	(1,735)
Total long-term liabilities	1,218,158	1,200,669	(17,489)

Current liabilities:
Current portion of long-term borrowings from parent company	133,151	182,057	48,905
Accounts payable, trade	74,124	72,315	(1,808)
Short-term borrowings	30,000	—	(30,000)
Lease obligations	1,836	1,681	(154)
Accounts payable, other	218,531	201,642	(16,889)
Accrued expenses	15,783	14,391	(1,391)
Accrued taxes on income	838	1,005	166
Advance received	3,134	3,076	(58)
Deposit received	122,084	113,953	(8,131)
Unearned revenue	105	100	(4)
Asset retirement obligations	39	—	(39)
Other current liabilities	5,636	2,006	(3,630)
Total current liabilities	605,265	592,231	(13,034)

TOTAL LIABILITIES	1,823,423	1,792,900	(30,523)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000	—
Capital surplus
Additional paid-in capital	1,170,054	1,170,054	—
Total capital surplus	1,170,054	1,170,054	—
Earned surplus
Other earned surplus
Accumulated earned surplus	38,905	28,645	(10,260)
Total earned surplus	38,905	28,645	(10,260)
Total shareholders’ equity	1,520,959	1,510,699	(10,260)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	24	169	145
Total unrealized gains (losses), translation adjustments, and others	24	169	145

TOTAL NET ASSETS	1,520,983	1,510,868	(10,115)

TOTAL LIABILITIES AND NET ASSETS	3,344,407	3,303,768	(40,638)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Telecommunications businesses:
Operating revenues	1,537,887	1,482,982	(54,904)
Operating expenses
Business expenses	408,299	401,378	(6,920)
Operations	14,014	12,745	(1,268)
Maintenance expenses	390,886	380,522	(10,364)
Overhead expenses	64,719	60,961	(3,757)
Administration	89,085	86,007	(3,077)
Experiment and research	48,412	47,790	(622)
Depreciation and amortization	354,326	345,711	(8,615)
Retirement of fixed assets	41,811	43,835	2,023
Access charges	30,613	30,282	(331)
Miscellaneous taxes	65,899	65,224	(675)
Total operating expenses	1,508,068	1,474,459	(33,608)
Operating income from telecommunications businesses	29,819	8,523	(21,295)

Supplementary businesses:
Operating revenues	138,460	144,998	6,538
Operating expenses	131,236	134,317	3,080
Operating income from supplementary businesses	7,223	10,681	3,457
Operating income	37,043	19,205	(17,838)

Non-operating revenues:
Interest income	6	4	(1)
Interest on securities	2	5	2
Dividends received	1,160	858	(302)
Lease and rental income	38,660	37,029	(1,631)
Miscellaneous income	4,826	4,887	60
Total non-operating revenues	44,656	42,785	(1,871)

Non-operating expenses:
Interest expenses	15,732	14,942	(790)
Lease and rental expenses	17,032	16,727	(305)
Miscellaneous expenses	6,572	1,938	(4,634)
Total non-operating expenses	39,337	33,607	(5,730)
Recurring profit	42,361	28,382	(13,978)
Income before income taxes	42,361	28,382	(13,978)
Corporation, inhabitant, and enterprise taxes	(4,595)	(494)	4,100
Deferred tax expenses (benefits)	26,463	7,938	(18,525)
Net income	20,493	20,939	445

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2012	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
April 1, 2011	312,000	1,170,054	1,170,054	49,611	49,611	1,531,665	(72)	(72)	1,531,593

Net change during the annual period
Cash dividends				(31,200)	(31,200)	(31,200)			(31,200)
Net income				20,493	20,493	20,493			20,493
Others, net							96	96	96

Total net change during the annual period	—	—	—	(10,706)	(10,706)	(10,706)	96	96	(10,609)

March 31, 2012	312,000	1,170,054	1,170,054	38,905	38,905	1,520,959	24	24	1,520,983

Year ended March 31, 2013	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
April 1, 2012	312,000	1,170,054	1,170,054	38,905	38,905	1,520,959	24	24	1,520,983

Net change during the annual period
Cash dividends				(31,200)	(31,200)	(31,200)			(31,200)
Net income				20,939	20,939	20,939			20,939
Others, net							145	145	145

Total net change during the annual period	—	—	—	(10,260)	(10,260)	(10,260)	145	145	(10,115)

March 31, 2013	312,000	1,170,054	1,170,054	28,645	28,645	1,510,699	169	169	1,510,868

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	646,816	579,801	(67,015)	(10.4)
Monthly charge revenues*	457,610	416,088	(41,521)	(9.1)
Call rates revenues*	51,162	43,864	(7,298)	(14.3)
Interconnection call revenues*	90,242	80,143	(10,098)	(11.2)
IP services revenues	629,402	660,902	31,500	5.0
Leased circuit services revenues (excluding IP services revenues)	125,491	112,172	(13,318)	(10.6)
Telegram services revenues	20,282	18,484	(1,798)	(8.9)
Other telecommunications services revenues	115,894	111,621	(4,272)	(3.7)

Telecommunications total revenues	1,537,887	1,482,982	(54,904)	(3.6)

Supplementary business total revenues	138,460	144,998	6,538	4.7

Total operating revenues	1,676,348	1,627,981	(48,366)	(2.9)

*	Partial listing only.

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	42,361	28,382	(13,978)
Depreciation and amortization	363,579	354,981	(8,598)
Loss on disposal of property, plant and equipment	17,637	18,365	728
Increase (decrease) in liability for employees’ retirement benefits	(33,354)	(3,424)	29,930
(Increase) decrease in accounts receivable	(21,705)	(10,489)	11,216
(Increase) decrease in inventories	(4,546)	(3,041)	1,505
Increase (decrease) in accounts payable and accrued expenses	(18,947)	(17,279)	1,667
Increase (decrease) in accrued consumption tax	(72)	1,384	1,457
Other	46,428	653	(45,774)

Sub-total	391,379	369,533	(21,846)
Interest and dividends received	1,169	868	(301)
Interest paid	(16,346)	(15,241)	1,104
Income taxes received (paid)	6,418	4,902	(1,515)

Net cash provided by (used in) operating activities	382,619	360,061	(22,557)
Cash flows from investing activities:
Payments for property, plant and equipment	(349,576)	(353,694)	(4,117)
Proceeds from sale of property, plant and equipment	1,660	2,650	989
Payments for purchase of investment securities	(1,454)	(411)	1,043
Proceeds from sale of investment securities	48	135	87
Other	201	(3,888)	(4,090)

Net cash provided by (used in) investing activities	(349,120)	(355,207)	(6,087)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	140,000	172,907	32,907
Payments for settlement of long-term debt	(142,428)	(133,151)	9,276
Net increase (decrease) in short-term borrowings	(25,000)	(30,000)	(5,000)
Payments for settlement of lease obligations	(1,836)	(1,846)	(10)
Dividends paid	(31,200)	(31,200)	—

Net cash provided by (used in) financing activities	(60,464)	(23,290)	37,173
Net increase (decrease) in cash and cash equivalents	(26,964)	(18,436)	8,528
Cash and cash equivalents at beginning of year	131,113	104,148	(26,964)

Cash and cash equivalents at end of year	104,148	85,711	(18,436)

May 10, 2013

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for Fiscal Year Ended March 31, 2013

TOKYO, JAPAN – NTT Communications Corporation (NTT Com) announced today its financial results for the fiscal year ended March 31, 2013. Please see the following attachments for further details:

I.	Results for Fiscal Year Ended March 31, 2013

II.	Non-Consolidated Comparative Balance Sheets

III.	Non-Consolidated Comparative Statements of Income

IV.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

V.	Business Results (Non-Consolidated Operating Revenues)

VI.	Non-Consolidated Comparative Statements of Cash Flows

VII.	Financial Results of NTT Communications Group

#    #    #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including leading global tier-1 IP Network, Arcstar Universal One™ VPN network reaching over 160 countries or regions, and over 140 secure data centers. NTT Communications’ solutions leverage the global resources of NTT Group companies including Dimension Data, NTT DOCOMO and NTT DATA.

Further information: www.ntt.com | www.twitter.com/nttcom | www.facebook.com/nttcomtv |

http://www.linkedin.com/company/ntt-communications

For more information

(Mr.) Masaya Okazaki or (Mr.) Masato Uchiyama

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Results for Fiscal Year Ended March 31, 2013

NTT Communications Corporation (NTT Com) announced today that its non-consolidated financial results for the fiscal year ended March 31, 2013 (FY2012) saw net income increase 12.0% year on year to 65.3 billion yen, operating revenues decrease 3.7% to 944.8 billion yen and operating income increase 11.7% to 118.1 billion yen. Operating expenses shrank 5.6% to 826.6 billion yen. All results are based on Japanese accounting principles.

BACKGROUND

With the inauguration of Japan’s new administration, monetary and fiscal measures targeting protracted deflation, including emergency economic measures, were promptly implemented, resulting in a correction of the yen and a rise in stock prices. However, with Japan’s economic recovery still not on track and the global economic slowdown continuing, the future direction of the domestic economy remains uncertain.

In addition to the rapid popularization of smartphones and tablet devices, the expansion of cloud computing and improvements in high-speed technology in mobile access, such as LTE, the ICT industry is seeing growing interest in new applications of information and communications technologies, such as big data analysis and Bring Your Own Device (BYOD).

BUSINESS STRATEGIES

In accordance with the company’s Vision 2015 growth strategy and corporate slogan “Global ICT Partner,” NTT Com aims to achieve consolidated revenues of 1.5 trillion yen in FY2015, including a more than twofold increase in global sales compared with FY2010.

In FY2012, NTT Com worked to develop new growth businesses while drastically streamlining existing businesses to achieve its Vision 2015 goals. For example, the company provided new services based on its Global Cloud Vision, carried out global seamless sales activities and implemented highly competitive operations.

In services, the company strived to provide global seamless services and enhance its service lineups.

Specific measures taken by type of service were as follows:

•	Cloud Platforms

Enterprise Cloud, the world’s first private cloud service to deploy network virtualization technology on networks inside and/or between data centers, was unveiled in Japan and Hong Kong and then expanded to nine locations in seven countries, as of the end of March 2013.

In addition, the company’s network of domestic and international data centers was further strengthened with openings of the Singapore Serangoon Data Center and the Malaysia Cyberjaya 3 Data Center and the completion of construction of Tokyo’s largest data center, the Tokyo No.6 Data Center.

•	Data Networks

NTT Com’s highly reliable global network services were enhanced by connecting the Asia Submarine-cable Express, a submarine cable launched in August 2012, to Arcstar Universal One.

To meet a variety of mobile needs, the company also enhanced its Arcstar Universal One Mobile service and OCN Mobile service through the introduction of LTE-compatible plans, which enable high-speed mobile data communication. Furthermore, in response to rapidly increasing communications volume, Super OCN 100 gigabit Ethernet Service was provided for the first time in Asia.

•	Voice Communications

Positioning line consolidation of voice and data communications and BYOD-compatible services as the company’s core services for enterprise customers, the company began offering Arcstar IP Voice and a W-mode option in 050 plus for Biz and enhanced the features of Arcstar UCaaS. Moreover, the lineup of web-conferencing services was strengthened with the launch of Arcstar Video Conferencing, a high-quality video conferencing service that can be used on smartphones and tablet devices.

•	Applications and Content

The company’s offerings of general services that can be used in any industry, including mail, storage, and virtual desktop, were expanded to meet the needs of enterprise customers. NTT Com Online Marketing Solution Corporation was established to further strengthen the online marketing business, which supports customers’ marketing activities. Group subsidiary NTT Plala augmented its Hikari TV service with the launch of an e-book service, Hikari TV book, and a music distribution service, Hikari TV music.

•	Solution Services

Cloud Migration Services was launched to provide one-stop support to customers shifting their on-premise systems to cloud services, including the migration of everything from servers to network infrastructure and applications. Moreover, the company launched its Managed Security Services and developed a new security platform that has enhanced functions to detect and analyze security risks, such as targeted attacks, in cooperation with Integralis, Secode and NTT Secure Platform Laboratories.

In sales, NTT Com targeted global seamless sales by utilizing its global account management system to further enhance its sales activities. Also, it established NTT Com Marketing Corporation and launched an online shopping site, NTT Com Store, to strengthen sales activities targeted at small and midsize enterprises. Furthermore, the company established the BYOD Promotion Department to reinforce its BYOD business.

Finally, in the area of operations, NTT Com greatly improved efficiency through a review of overlapped processes across services and a Group-wide restructuring of its value chains. In particular, the company directed Group-wide resources and know-how to the appropriate companies to improve the operational expertise of each company, thereby further streamlining operations. It also actively advanced efforts to divide functions at a global level and allocate them appropriately, including the promotion of offshoring. Furthermore, the company’s cost structure was drastically transformed through the standardization, automation and consolidation of operational processes.

Overseas, NTT Com was the first foreign telecommunications company to establish a sales branch in Yangon, Myanmar, a rapidly growing market. Also, striving to enhance its high-value-added ICT services to better meet the needs of multinational companies, NTT Com acquired India’s data center provider Netmagic Solutions Private Limited, UK’s data center provider Gyron Internet Limited, and Freedom Resources Holdings Corporation, a subsidiary of the DTSI group, which provides IP telephony and system integration services for operating systems mainly in the Philippines.

OPERATING RESULTS

Operating revenues declined again in FY2012 compared to FY2011. Voice transmission service revenues decreased 9.4% year on year to 293.9 billion yen, IP service revenues declined 0.7% to 371.8 billion yen and data communications service revenues were down 13.6% to 67.6 billion yen. Solution services revenues, which have been declining continuously in recent years, increased 2.4% to 183.9 billion yen. Total operating revenues decreased 3.7% to 944.8 billion yen.

On the positive side, tighter cost controls lowered expenses for purchases of goods and services by 6.7% to 400.6 billion yen. Access charges decreased 9.7% to 213.5 billion yen due to lower voice transmission service charges. Total operating expenses declined 5.6% to 826.6 billion yen.

As a result, operating income increased 11.7% to 118.1 billion yen and net income was up 12.0% to 65.3 billion yen, which included the booking of special profits of 24.0 billion yen on the settlement of interconnection charges and sales of real estate, as well as special losses of 31.8 billion yen on the write-off of investments made by affiliated companies.

II. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2012	March 31, 2013	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	146,728	145,637	(1,090)
Antenna facilities	1,569	1,459	(110)
Terminal equipment	929	764	(165)
Local line facilities	836	810	(26)
Long-distance line facilities	7,497	7,122	(375)
Engineering facilities	54,861	54,238	(623)
Submarine line facilities	8,974	20,482	11,508
Buildings	127,910	138,995	11,085
Structures	2,779	3,058	279
Other machinery and equipment	81	140	59
Vehicles and vessels	25	79	53
Tools, furniture and fixtures	33,379	34,416	1,037
Land	47,349	38,918	(8,431)
Lease assets	6,268	9,008	2,739
Construction in progress	30,479	8,303	(22,175)
Total property, plant and equipment	469,671	463,434	(6,236)
Intangible fixed assets	84,055	82,864	(1,191)
Total fixed assets - telecommunications businesses	553,727	546,299	(7,427)
Investments and other assets
Investment securities	118,969	166,291	47,321
Investments in subsidiaries and affiliated companies	178,550	167,637	(10,913)
Investment in capital	210	258	47
Contributions to affiliated companies	2,274	2,226	(47)
Long-term loans receivable to subsidiaries	—	1,725	1,725
Long-term prepaid expenses	2,072	1,984	(87)
Deferred income taxes	20,403	1,243	(19,160)
Submarine line use rights	10,402	12,567	2,165
Other investments and assets	20,387	22,584	2,197
Allowance for doubtful accounts	(219)	(232)	(13)
Total investments and other assets	353,053	376,287	23,234
Total fixed assets	906,780	922,587	15,806

Current assets:
Cash and bank deposits	23,863	9,593	(14,269)
Notes receivable	446	25	(421)
Accounts receivable, trade	192,630	181,157	(11,472)
Accounts receivable, other	3,617	52,183	48,565
Lease investment assets	636	333	(303)
Securities	10	—	(10)
Supplies	9,424	8,024	(1,399)
Advance payment	1,627	1,336	(291)
Prepaid expenses	4,346	4,328	(17)
Deferred income taxes	5,953	6,951	997
Short-term loans receivable	6,573	13,927	7,353
Subsidiary deposits	43,671	35,598	(8,072)
Other current assets	5,002	4,639	(362)
Allowance for doubtful accounts	(2,294)	(2,148)	146
Total current assets	295,509	315,951	20,442

TOTAL ASSETS	1,202,290	1,238,538	36,248

	(Millions of yen)
	March 31, 2012	March 31, 2013	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	63,666	60,080	(3,586)
Lease obligations	6,801	10,665	3,863
Liability for employees’ retirement benefits	82,533	84,126	1,593
Reserve for point services	3,957	3,674	(283)
Reserve for unused telephone cards	5,964	5,292	(672)
Asset retirement obligations	669	600	(68)
Other long-term liabilities	8,836	6,943	(1,892)
Total long-term liabilities	172,430	171,383	(1,046)

Current liabilities:
Current portion of long-term borrowings from parent company	43,643	3,586	(40,056)
Accounts payable, trade	26,063	25,136	(926)
Short-term borrowings	—	730	730
Lease obligations	3,749	4,485	736
Accounts payable, other	173,342	176,150	2,808
Accrued expenses	5,581	4,899	(681)
Accrued taxes on income	9,533	15,134	5,601
Advance received	6,004	5,137	(866)
Deposit received	14,568	19,609	5,041
Unearned revenue	73	76	2
Allowance for losses on construction	105	21	(84)
Allowance for loss on disaster	506	6	(499)
Other current liabilities	1,974	579	(1,394)
Total current liabilities	285,145	255,554	(29,590)

TOTAL LIABILITIES	457,575	426,938	(30,636)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763	—
Capital surplus
Additional paid-in capital	131,615	131,615	—
Total capital surplus	131,615	131,615	—
Earned surplus
Other earned surplus
Reserve for special account for property replacement	1,921	1,619	(301)
Reserve for reduction entry	2,347	2,947	600
Accumulated earned surplus	352,056	386,537	34,481
Total earned surplus	356,324	391,104	34,780
Total shareholders’ equity	699,703	734,483	34,780
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	45,010	77,116	32,105
Total unrealized gains (losses), translation adjustments, and others	45,010	77,116	32,105

TOTAL NET ASSETS	744,714	811,600	66,885

TOTAL LIABILITIES AND NET ASSETS	1,202,290	1,238,538	36,248

III. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Telecommunications businesses:
Operating revenues	817,556	775,217	(42,339)
Operating expenses
Business expenses	203,341	176,985	(26,355)
Maintenance expenses	82,303	80,131	(2,172)
Overhead expenses	11,784	11,389	(395)
Administration	71,438	72,127	689
Experiment and research	13,870	13,719	(151)
Depreciation and amortization	87,520	90,788	3,268
Retirement of fixed assets	6,819	9,647	2,828
Access charges	222,392	197,989	(24,403)
Miscellaneous taxes	10,930	11,383	453
Total operating expenses	710,400	664,162	(46,238)
Operating income from telecommunications businesses	107,156	111,054	3,898

Supplementary businesses:
Operating revenues	163,464	169,594	6,130
Operating expenses	164,872	162,512	(2,360)
Operating income (losses) from supplementary businesses	(1,407)	7,082	8,490
Operating income	105,748	118,137	12,389

Non-operating revenues:
Interest income	96	227	130
Dividends received	9,033	7,517	(1,516)
Lease and rental income	13,021	13,099	77
Miscellaneous income	1,563	3,868	2,305
Total non-operating revenues	23,715	24,712	996

Non-operating expenses:
Interest expenses	2,196	1,690	(505)
Lease and rental expenses	7,546	6,967	(579)
Loss on assignment of lease contracts	—	1,557	1,557
Miscellaneous expenses	726	2,905	2,178
Total non-operating expenses	10,469	13,121	2,651
Recurring profit	118,994	129,728	10,734

Special profits:
Gains on sales of fixed assets	3,728	8,965	5,236
Gain on settlement of interconnection charges	—	12,706	12,706
Other	—	2,348	2,348
Total special profits	3,728	24,021	20,292

Special losses:
Write-off of investments in affiliated companies	9,599	31,895	22,296
Total special losses	9,599	31,895	22,296
Income before income taxes	113,123	121,853	8,729
Corporation, inhabitant, and enterprise taxes	43,279	56,254	12,974
Deferred tax expenses (benefits)	11,540	287	(11,252)
Net income	58,303	65,311	7,008

IV. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2012	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus
				Reserve for special account for property replacement	Reserve for reduction entry	Accumulated earned surplus
April 1, 2011	211,763	131,615	131,615	—	2,163	310,859	313,022	656,401	31,972	31,972	688,373

Net change during the annual period
Cash dividends						(15,000)	(15,000)	(15,000)			(15,000)
Net income						58,303	58,303	58,303			58,303
Provision of reserve for special account for property replacement				1,921		(1,921)					—
Provision of reserve for reduction entry					183	(183)					—
Others, net									13,038	13,038	13,038

Total net change during the annual period	—	—	—	1,921	183	41,197	43,302	43,302	13,038	13,038	56,341

March 31, 2012	211,763	131,615	131,615	1,921	2,347	352,056	356,324	699,703	45,010	45,010	744,714

Year ended March 31, 2013	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus
				Reserve for special account for property replacement	Reserve for reduction entry	Accumulated earned surplus
April 1, 2012	211,763	131,615	131,615	1,921	2,347	352,056	356,324	699,703	45,010	45,010	744,714

Net change during the annual period
Cash dividends						(30,500)	(30,500)	(30,500)			(30,500)
Net income						65,311	65,311	65,311			65,311
Decrease by corporate division						(31)	(31)	(31)			(31)
Provision of reserve for special account for property replacement				1,619		(1,619)					—
Return of reserve for special account for property replacement				(1,921)		1,921					—
Provision of reserve for reduction entry					600	(600)					—
Others, net									32,105	32,105	32,105

Total net change during the annual period	—	—	—	(301)	600	34,481	34,780	34,780	32,105	32,105	66,885

March 31, 2013	211,763	131,615	131,615	1,619	2,947	386,537	391,104	734,483	77,116	77,116	811,600

V. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	324,268	293,931	(30,336)	(9.4)
IP services revenues	374,420	371,860	(2,559)	(0.7)
Open computer network services revenues*	158,804	155,892	(2,912)	(1.8)
IP-Virtual private network services revenues*	69,580	67,913	(1,667)	(2.4)
Wide-Area Ethernet services revenues*	54,094	51,848	(2,246)	(4.2)
Data communications revenues (excluding IP services revenues)	78,332	67,670	(10,661)	(13.6)
Leased circuit services revenues*	56,708	50,328	(6,380)	(11.3)
Solution services revenues	179,729	183,960	4,230	2.4
Others	24,271	27,388	3,116	12.8

Total operating revenues	981,021	944,812	(36,209)	(3.7)

*	Partial listing only

VI. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	113,123	121,853	8,729
Depreciation and amortization	100,821	104,986	4,164
Loss on disposal of property, plant and equipment	4,713	8,189	3,476
Gains on sales of fixed assets	(4,256)	(9,474)	(5,217)
Increase (decrease) in allowance for doubtful accounts	(93)	(133)	(40)
Increase (decrease) in liability for employees’ retirement benefits	3,160	1,593	(1,567)
Write-off of investments in affiliated companies	9,599	31,895	22,296
(Increase) decrease in accounts receivable	(9,088)	(36,255)	(27,166)
(Increase) decrease in inventories	(1,999)	1,395	3,394
Increase (decrease) in accounts payable and accrued expenses	1,265	(1,005)	(2,270)
Increase (decrease) in accrued consumption tax	2,314	840	(1,474)
Other	(4,428)	(6,310)	(1,882)

Sub-total	215,132	217,575	2,443
Interest and dividends received	9,107	7,702	(1,404)
Interest paid	(2,330)	(1,682)	647
Income taxes received (paid)	(24,980)	(45,932)	(20,952)

Net cash provided by (used in) operating activities	196,929	177,662	(19,266)

Cash flows from investing activities:
Payments for property, plant and equipment	(123,025)	(111,263)	11,762
Proceeds from sale of property, plant and equipment	4,938	17,845	12,906
Payments for purchase of investment securities	(5,727)	(21,967)	(16,239)
Proceeds from sale of investment securities	136	4,726	4,590
Payments for long-term loans	—	(1,725)	(1,725)
Payments for short-term loans	(2,781)	(3,345)	(564)
Other	(2,008)	(3,932)	(1,924)

Net cash provided by (used in) investing activities	(128,468)	(119,661)	8,806

Cash flows from financing activities:
Payments for settlement of long-term debt	(37,073)	(43,643)	(6,569)
Net increase (decrease) in short-term borrowings	(65)	730	795
Payments for settlement of lease obligations	(4,110)	(4,249)	(139)
Dividends paid	(15,000)	(30,500)	(15,499)

Net cash provided by (used in) financing activities	(56,250)	(77,663)	(21,412)

Effect of exchange rate changes on cash and cash equivalents	290	1,327	1,037
Net increase (decrease) in cash and cash equivalents	12,500	(18,334)	(30,834)
Cash and cash equivalents at beginning of year	57,958	70,459	12,500

Cash and cash equivalents at end of year	70,459	52,124	(18,334)

VII. Financial Results of NTT Communications Group

	(Millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	1,213,157	1,194,721	(18,436)	(1.5)
Operating expenses	1,102,548	1,078,399	(24,149)	(2.2)
Operating income	110,609	116,322	5,713	5.2

May 10, 2013

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Annual Results for Fiscal Year Ended March 31, 2013

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(in thousands except for Public Telephones)
	A As of Mar. 31, 2012	B As of Mar. 31, 2013		C As of Mar. 31, 2014 (Forecast)
			Change		Change
			B-A		C-B
Telephone Subscriber Lines	27,521	25,042	(2,479)	22,823	(2,220)
NTT East	13,554	12,289	(1,265)	11,117	(1,172)
NTT West	13,968	12,753	(1,215)	11,706	(1,048)
INS-Net	4,150	3,724	(426)	3,299	(425)
NTT East	2,142	1,914	(228)	1,686	(228)
NTT West	2,008	1,810	(198)	1,613	(197)
Telephone Subscriber Lines + INS-Net	31,672	28,766	(2,905)	26,121	(2,645)
NTT East	15,695	14,203	(1,492)	12,803	(1,400)
NTT West	15,976	14,563	(1,413)	13,318	(1,245)
Public Telephones	231,038	210,448	(20,590)	193,348	(17,100)
NTT East	110,242	100,564	(9,678)	93,364	(7,200)
NTT West	120,796	109,884	(10,912)	99,984	(9,900)
FLET’S ISDN	152	127	(25)	110	(17)
NTT East	71	58	(13)	48	(10)
NTT West	81	69	(11)	62	(7)
FLET’S ADSL	2,322	1,848	(474)	1,446	(402)
NTT East	1,135	858	(277)	608	(250)
NTT West	1,187	990	(197)	838	(152)
FLET’S Hikari	16,564	17,300	736	18,300	1,000
NTT East	9,353	9,750	397	10,250	500
NTT West	7,211	7,550	339	8,050	500
FLET’S Hikari Next*	7,106	9,257	2,151	11,907	2,650
NTT East	4,275	5,303	1,028	6,453	1,150
NTT West	2,831	3,955	1,124	5,455	1,500
FLET’S Hikari LIGHT*	297	661	365	1,011	350
NTT East	261	437	176	587	150
NTT West	36	224	188	424	200
Hikari Denwa	13,900	15,169	1,269	16,419	1,250
NTT East	7,402	8,085	682	8,785	700
NTT West	6,498	7,084	586	7,634	550
Conventional Leased Circuit Services	269	260	(9)	247	(13)
NTT East	134	128	(6)	122	(6)
NTT West	135	132	(3)	125	(7)
High Speed Digital Services	158	152	(7)	144	(7)
NTT East	84	80	(5)	76	(4)
NTT West	74	72	(2)	69	(3)
NTT Group Major ISPs	11,882	11,611	(271)	11,318	(293)
OCN*	8,437	8,207	(229)	7,975	(232)
Plala*	3,122	3,071	(51)	3,002	(69)
Hikari TV	2,004	2,453	449	3,000	547
FLET’S TV Transmission Services	861	1,003	142	1,193	190
NTT East	642	714	72	814	100
NTT West	219	289	70	379	90
Mobile	60,129	61,536	1,407	63,400	1,867
FOMA	57,905	49,970	(7,935)	38,110	(11,863)
Xi	2,225	11,566	9,341	25,300	13,730
i-mode	42,321	32,688	(9,634)	24,030	(8,656)
sp-mode	9,586	18,285	8,698	27,160	8,878

Notes :	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (“INS-Net 64 Lite Plan” is included).

	(3)	Number of “FLET’S Hikari” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(4)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”

	(5)	Number of communication module service subscribers is included in the number of Mobile and “FOMA” subscribers.

	(6)	Effective Mar. 3, 2008, “FOMA” service subscriptions became mandatory for subscription to “2in1” services. Such “FOMA” services subscriptions to “2in1” services are included in the above numbers of Mobile phone service subscriptions and “FOMA” service subscriptions.

* Partial listing only

2.	Number of Employees

	(Person)
	A As of Mar. 31, 2012	B As of Mar. 31, 2013		C As of Mar. 31, 2014 (Forecast)(1)
			Change		Change
			B-A		C-B
NTT Consolidated	224,250	227,150	2,900	226,750	(400)
Core Group Companies
NTT (Holding Company)	2,900	2,900	0	2,900	0
NTT East	5,900	5,800	(100)	5,700	(100)
NTT West	5,300	5,100	(200)	5,050	(50)
NTT Communications	8,000	6,850	(1,150)	6,900	50
NTT DATA (Consolidated)	58,650	61,350	2,700	64,350	3,000
NTT DOCOMO (Consolidated)	23,300	23,900	600	24,150	250
(Reference) Outsourcing Companies(2)
East Outsourcing Companies	33,150	30,350	(2,800)	27,750	(2,600)
West Outsourcing Companies	34,350	30,450	(3,900)	27,500	(2,950)

Notes :	(1)	NTT East’s and NTT West’s rehiring system was ended as of March 31, 2013. The figures for “NTT Consolidated” as of Mar. 31, 2012 do not include the number of employees who retired at the end of the fiscal year ended Mar. 31, 2012 and who were rehired at the beginning of the fiscal year ended Mar. 31, 2013. The figures below take into account those employees who retired at the end of the fiscal year ended Mar. 31, 2012 and who were rehired at the beginning of the fiscal year ended Mar. 31, 2013.

		- As of Mar. 31, 2012 (NTT Consolidated total: 226,650) - As of Mar. 31, 2013 (NTT Consolidated - Change: 500)

	(2)	Figures for East Outsourcing Companies and West Outsourcing Companies for the fiscal year ended Mar. 31, 2012 include the number of employees who retired at the end of the fiscal year ended Mar. 31, 2012 and who were rehired at the beginning of the fiscal year ended Mar. 31, 2013, as described below:

		- As of Mar. 31, 2012 (East Outsourcing Companies: 1,100; West Outsourcing Companies: 1,300) - As of Mar. 31, 2013 (East Outsourcing Companies: -; West Outsourcing Companies: -)

	(3)	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (NTT WEST-KANSAI and others), NTT MARKETING ACT, NTT NEOMEIT, NTT HOMETECHNO.

3.	Capital Investment

	(Billions of yen)
	A Year Ended Mar. 31, 2012	B Year Ended Mar. 31, 2013		C Year Ending Mar. 31, 2014 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated	1,946.6	1,970.0	23.4	1,870.0	(100.0)
Core Group Companies
NTT (Holding Company)	33.9	32.6	(1.2)	29.0	(3.6)
NTT East	420.3	396.5	(23.7)	350.0	(46.5)
NTT West	363.8	358.4	(5.3)	340.0	(18.4)
NTT Communications	116.1	108.2	(7.8)	110.0	1.8
NTT DATA (Consolidated)	133.9	122.1	(11.8)	148.0	25.9
NTT DOCOMO (Consolidated)	726.8	753.7	26.8	700.0	(53.7)
Details of Capital Investment
NTT (Holding Company)	33.9	32.6	(1.2)	29.0	(3.6)
R&D Facilities	29.9	29.1	(0.7)	26.0	(3.1)
Joint Facilities	4.0	3.4	(0.5)	3.0	(0.4)
NTT East	420.3	396.5	(23.7)	350.0	(46.5)
Service Expansion and Improvement	386.5	363.6	(22.9)	326.0	(37.6)
Voice Transmission	163.6	166.1	2.4	145.0	(21.1)
Data Transmission	41.7	29.4	(12.2)	25.0	(4.4)
Leased Circuit	179.7	168.0	(11.7)	155.0	(13.0)
Telegraph	1.3	0.0	(1.3)	1.0	1.0
R&D Facilities	2.8	2.1	(0.7)	3.0	0.9
Joint Facilities	30.9	30.7	(0.1)	21.0	(9.7)
NTT West	363.8	358.4	(5.3)	340.0	(18.4)
Service Expansion and Improvement	348.3	342.3	(5.9)	321.0	(21.3)
Voice Transmission	163.8	169.3	5.4	162.0	(7.3)
Data Transmission	34.7	27.4	(7.2)	20.0	(7.4)
Leased Circuit	147.8	145.5	(2.3)	138.0	(7.5)
Telegraph	1.8	0.0	(1.8)	1.0	1.0
R&D Facilities	1.9	1.9	0.0	2.0	0.1
Joint Facilities	13.6	14.2	0.5	17.0	2.8
NTT Communications	116.1	108.2	(7.8)	110.0	1.8
Service Expansion and Improvement	71.8	77.1	5.2	70.0	(7.1)
Voice Transmission	55.4	63.9	8.4	54.0	(9.9)
Data Transmission	10.2	10.9	0.6	13.0	2.1
Leased Circuit	6.2	2.2	(3.9)	3.0	0.8
R&D Facilities	3.2	0.5	(2.7)	2.0	1.5
Joint Facilities	40.9	30.6	(10.3)	38.0	7.4
Optical Access Network Investment
NTT East	170.0	160.0	(10.0)	Approx. 150.0	(10.0)
coverage rate (%)	93%	94%		94%
NTT West	134.0	131.0	(3.0)	Approx. 125.0	(6.0)
coverage rate (%)	91%	91%		92%

Notes :	(1)	Figures for NTT East and NTT West include figures for Optical Access Network Investment.

	(2)	The coverage rates for NTT East and NTT West represent the percentage of wiring points (feeder points) that were shifted to fiber-optics.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Year Ended Mar. 31, 2012	B Year Ended Mar. 31, 2013		C Year Ending Mar. 31, 2014 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated (US GAAP)
Operating Revenues	10,507.4	10,700.7	193.4	11,000.0	299.3
Fixed Voice Related Services	1,949.6	1,769.4	(180.1)	—	—
Mobile Voice Related Services	1,870.1	1,701.1	(169.0)	—	—
IP/Packet Communications Services	3,602.5	3,779.3	176.7	—	—
Sales of Telecommunications Equipment	580.9	844.9	264.0	—	—
System Integration	1,776.9	1,824.6	47.7	—	—
Other	727.4	781.5	54.1	—	—
Operating Expenses	9,284.4	9,498.8	214.4	9,770.0	271.2
Cost of Services (exclusive of items shown separately below)	2,379.4	2,461.4	82.0	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	787.7	864.3	76.6	—	—
Cost of System Integration (exclusive of items shown separately below)	1,209.9	1,244.5	34.7	—	—
Depreciation and Amortization	1,910.7	1,899.2	(11.5)	—	—
Impairment Loss	9.6	5.4	(4.1)	—	—
Selling, General and Administrative Expenses	2,981.7	2,992.6	10.9	—	—
Write-Down of Goodwill and Other Intangible Assets	5.5	31.3	25.9	—	—
Operating Income	1,223.0	1,202.0	(21.0)	1,230.0	28.0
Income Before Income Taxes	1,239.3	1,201.1	(38.2)	1,280.0	78.9
Net Income Attributable to NTT	467.7	524.1	56.4	585.0	60.9
(Ref.) Details of “Cost of Services”, “Cost of Equipment Sold”, “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	2,126.5	2,130.8	4.3	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	4,868.6	5,026.1	157.5	—	—
Loss on Disposal of Property, Plant and Equipment	143.4	182.0	38.6	—	—
Other Expenses	220.1	223.9	3.7	—	—
Total	7,358.7	7,562.8	204.1	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	411.3	432.7	21.4	433.0	0.2
Operating Expenses	153.6	154.1	0.5	149.0	(5.1)
Operating Income	257.6	278.6	20.9	284.0	5.3
Non-Operating Revenues	45.4	38.0	(7.4)	35.0	(3.0)
Non-Operating Expenses	43.8	42.1	(1.6)	39.0	(3.1)
Recurring Profit	259.3	274.4	15.1	280.0	5.5
Net Income	257.2	271.5	14.2	282.0	10.4

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Year Ended Mar. 31, 2012	B Year Ended Mar. 31, 2013		C Year Ending Mar. 31, 2014 (Forecast)
			Change		Change
			B-A		C-B
NTT East (JPN GAAP)
Operating Revenues	1,851.5	1,831.7	(19.7)	1,783.0	(48.7)
Voice Transmission Services (excluding IP)(1)	653.8	579.1	(74.6)	512.0	(67.1)
IP Services(2)	777.5	835.8	58.3	843.0	7.1
Leased Circuit (excluding IP)	136.1	122.7	(13.3)	117.0	(5.7)
Telegraph	17.0	16.1	(0.9)	15.0	(1.1)
Other	134.5	135.2	0.6	296.0	18.2
Supplementary Business	132.2	142.5	10.2
Operating Expenses	1,801.2	1,766.7	(34.4)	1,718.0	(48.7)
Personnel	110.8	108.9	(1.8)	108.0	(0.9)
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,190.5	1,162.8	(27.6)	1,135.0	(27.8)
Depreciation and Amortization	385.0	379.6	(5.4)	361.0	(18.6)
Loss on Disposal of Property, Plant and Equipment	42.9	43.7	0.7	42.0	(1.7)
Taxes and Public Dues	71.6	71.5	(0.1)	72.0	0.4
Operating Income	50.3	65.0	14.7	65.0	0.0
Non-Operating Revenues	58.4	60.1	1.7	45.0	(15.1)
Non-Operating Expenses	33.5	36.3	2.8	30.0	(6.3)
Recurring Profit	75.2	88.8	13.6	80.0	(8.8)
Net Income	32.1	52.8	20.6	50.0	(2.8)
NTT West (JPN GAAP)
Operating Revenues	1,676.3	1,627.9	(48.3)	1,592.0	(35.9)
Voice Transmission Services (excluding IP)(1)	646.8	579.8	(67.0)	521.0	(58.8)
IP Services(2)	629.4	660.9	31.5	684.0	23.0
Leased Circuit (excluding IP)	125.4	112.1	(13.3)	106.0	(6.1)
Telegraph	20.2	18.4	(1.7)	16.0	(2.4)
Other	115.8	111.6	(4.2)	265.0	8.3
Supplementary Business	138.4	144.9	6.5
Operating Expenses	1,639.3	1,608.7	(30.5)	1,572.0	(36.7)
Personnel	105.3	105.4	0.0	101.0	(4.4)
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,067.6	1,044.1	(23.4)	1,033.0	(11.1)
Depreciation and Amortization	357.6	349.2	(8.4)	327.0	(22.2)
Loss on Disposal of Property, Plant and Equipment	41.9	43.9	2.0	45.0	1.0
Taxes and Public Dues	66.6	65.9	(0.6)	66.0	0.0
Operating Income	37.0	19.2	(17.8)	20.0	0.7
Non-Operating Revenues	44.6	42.7	(1.8)	39.0	(3.7)
Non-Operating Expenses	39.3	33.6	(5.7)	31.0	(2.6)
Recurring Profit	42.3	28.3	(13.9)	28.0	(0.3)
Net Income	20.4	20.9	0.4	23.0	2.0

Notes :	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the fiscal year ended Mar. 31, 2013 include monthly charges, call charges and interconnection charges of 417.8 billion yen, 47.9 billion yen and 72.3 billion yen for NTT East, and 416.0 billion yen, 43.8 billion yen and 80.1 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the fiscal year ended Mar. 31, 2013 include “FLET’S Hikari” and “Hikari Denwa” charges (including monthly charges, call charges and connection device charges) of 482.8 billion yen and 165.7 billion yen for NTT East, and 374.8 billion yen and 137.8 billion yen for NTT West, respectively.

—    “FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

4.	Financial Results and Projections (NTT Communications, Dimension Data)

	(Billions of yen)
	A Year Ended Mar. 31, 2012	B Year Ended Mar. 31, 2013		C Year Ending Mar. 31, 2014 (Forecast)
			Change		Change
			B-A		C-B
NTT Communications (JPN GAAP)
Operating Revenues	981.0	944.8	(36.2)	925.0	(19.8)
Voice Transmission Services (excluding IP)(1)	324.2	293.9	(30.3)	269.0	(24.9)
IP Services(1)(2)	374.4	371.8	(2.5)	372.0	0.1
Data Transmission Services (excluding IP)(1)(2)	78.3	67.6	(10.6)	60.0	(7.6)
Leased Circuit*(1)(2)	56.7	50.3	(6.3)	45.0	(5.3)
Solutions Business	179.7	183.9	4.2	199.0	15.0
Other	24.2	27.3	3.1	25.0	(2.3)
Operating Expenses	875.2	826.6	(48.5)	813.0	(13.6)
Personnel	91.6	87.4	(4.1)	82.0	(5.4)
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	429.5	400.6	(28.9)	608.0	(6.1)
Communication Network Charges	236.5	213.5	(22.9)
Depreciation and Amortization	98.4	102.4	4.0	105.0	2.5
Loss on Disposal of Property, Plant and Equipment	7.2	10.2	2.9	6.0	(4.2)
Taxes and Public Dues	11.8	12.3	0.5	12.0	(0.3)
Operating Income	105.7	118.1	12.3	112.0	(6.1)
Non-Operating Revenues	23.7	24.7	0.9	22.0	(2.7)
Non-Operating Expenses	10.4	13.1	2.6	12.0	(1.1)
Recurring Profit	118.9	129.7	10.7	122.0	(7.7)
Net Income	58.3	65.3	7.0	75.0	9.6
Dimension Data (IFRS)
Operating Revenues	466.7	467.2	0.6	571.0	103.8
Operating Expenses(3)	450.3	452.5	2.2	554.0	101.5
Operating Income(4)	16.4	14.8	(1.6)	17.0	2.2
Net Income Attributable to NTT	12.0	10.0	(1.9)	—	—

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the fiscal year ended Mar. 31, 2013 include revenues from telephone subscriber lines (151.5 billion yen). Operating Revenues from IP Services include revenues from OCN (155.8 billion yen), IP-VPN (67.9 billion yen) and Wide-area Ethernet (51.8 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (0.0 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (2.8 billion yen) and high-speed digital (20.0 billion yen).

	(2)	Operating Expenses include costs associated with the acquisition of Dimension Data by NTT.

	(3)	Operating Income for the fiscal year ended Mar. 31, 2013 under US GAAP is 5.0 billion yen.

	(4)	Since Dimension Data’s statements of income from January 1 to December 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data’s financial results for the twelve months ended December 31, 2012 are stated under “B. Year Ended Mar. 31, 2013” and Dimension Data’s forecast for the twelve months ending December 31, 2013 is stated under “C. Year Ending Mar. 31 2014 (Forecast).”

	(5)	Conversion Rate for the fiscal year ended Mar. 31, 2013 : USD1.00 = JPY79.81

* Partial listing only

4.	Financial Results and Projections (NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Year Ended Mar. 31, 2012	B Year Ended Mar. 31, 2013		C Year Ending Mar. 31, 2014 (Forecast)
			Change		Change
			B-A		C-B
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	1,251.1	1,301.9	50.7	1,330.0	28.0
Public & Financial IT Services	727.8	728.8	1.0	730.0	1.1
Enterprise IT Services(1)	275.8	301.1	25.2	304.0	2.8
Solutions & Technologies	160.2	167.0	6.8	175.0	7.9
Global Business(2)	219.1	244.9	25.7	270.0	25.0
Elimination or Corporate	(131.8)	(140.0)	(8.1)	(149.0)	(8.9)
Cost of Sales	941.8	980.5	38.6	1,000.0	19.4
Gross Profit	309.2	321.4	12.1	330.0	8.5
Selling, General and Administrative Expenses	228.8	235.7	6.8	240.0	4.2
Operating Income	80.4	85.6	5.2	90.0	4.3
Non-Operating Income (Loss)	(4.8)	(3.8)	1.0	(8.0)	(4.1)
Recurring Profit	75.5	81.8	6.2	82.0	0.1
Net Income	30.4	43.5	13.0	45.0	1.4
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	4,240.0	4,470.1	230.1	4,640.0	169.9
Mobile Communications Services(3)	3,326.5	3,168.5	(158.0)	2,990.0	(178.5)
Voice Revenues	1,541.9	1,274.6	(267.3)	1,034.0	(240.6)
Packet Communications Revenues	1,784.6	1,893.9	109.3	1,956.0	62.1
Equipment Sales	498.9	758.1	259.2	986.0	227.9
Other Operating Revenues	414.6	543.6	128.9	664.0	120.4
Operating Expenses	3,365.5	3,632.9	267.4	3,800.0	167.1
Personnel	272.9	280.1	7.2	292.0	11.9
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	2,117.6	2,342.4	224.8	2,500.0	157.6
Depreciation and Amortization	684.8	700.2	15.4	725.0	24.8
Loss on Disposal of Property, Plant and Equipment	40.3	64.2	23.9	60.0	(4.2)
Communication Network Charges	211.2	207.5	(3.8)	185.0	(22.5)
Taxes and Public Dues	38.8	38.6	(0.2)	38.0	(0.6)
Operating Income	874.5	837.2	(37.3)	840.0	2.8
Non-Operating Income (Loss)	2.5	4.5	2.0	10.0	5.5
Income Before Income Taxes	877.0	841.7	(35.3)	850.0	8.3
Net Income Attributable to NTT DOCOMO	463.9	495.6	31.7	510.0	14.4

Note:	(1)	“Global IT Sevices” changed its name to “Enterprise IT Services” at the beginning of the fiscal year ending March 31, 2013.

	(2)	Beginning with the three months ended September 30, 2012, the three previously reported segments of “Public & Financial IT Services,” “Enterprise IT Services” and “Solutions and Technologies” have been changed to the four reported segments of “Public & Financial IT Services,” “Enterprise IT Services,” “Solutions and Technologies” and “Global Business.” In addition, the segment information disclosed for the fiscal year ended Mar. 31, 2012 has been adjusted based on the revised segment structure.

	(3)	With the introduction of “Other Operating Revenues” in the fiscal year ended March 31, 2013, some elements (content services related revenues and others) formerly included in “Packet Communications Revenues” for the fiscal year ended March 31, 2012 results have been retroactively reclassified as “Other Operating Revenues.” The amount of the reclassification for the fiscal year ended March 31, 2012 is ¥59.2 billion.

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, “INS-NET” and “FLET’S Hikari,” by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (“FOMA”) services and revenues from Mobile (“Xi”) services (i.e., basic monthly charges, voice/packet communication charges and revenues from providing services incidental to “FOMA” and “Xi” services), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2012 (From Apr. to Jun., 2012)	Three Months Ended Sept. 30, 2012 (From Jul. to Sept., 2012)	Three Months Ended Dec. 31, 2012 (From Oct. to Dec., 2012)	Three Months Ended Mar. 31, 2013 (From Jan. to Mar., 2013)	Year Ended Mar. 31, 2012	Year Ended Mar. 31, 2013	Year Ending Mar. 31, 2014 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,820	2,810	2,820	2,780	2,860	2,810	2,750
Telephone Subscriber Lines ARPU	2,460	2,460	2,460	2,430	2,500	2,450	2,400
INS-NET Subscriber Lines ARPU	5,050	5,050	5,090	5,030	5,080	5,060	5,030
FLET’S Hikari ARPU	5,880	5,870	5,840	5,780	5,900	5,840	5,700
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,730	2,730	2,740	2,700	2,760	2,720	2,690
Telephone Subscriber Lines ARPU	2,420	2,420	2,420	2,400	2,450	2,410	2,380
INS-NET Subscriber Lines ARPU	4,880	4,890	4,930	4,870	4,920	4,890	4,850
FLET’S Hikari ARPU	5,900	5,880	5,850	5,820	5,930	5,860	5,770
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+Xi)	4,930	4,870	4,850	4,670	5,140	4,840	4,570
Voice ARPU (FOMA+Xi)	1,900	1,810	1,710	1,520	2,200	1,730	1,340
Packet ARPU (FOMA+Xi)	2,660	2,670	2,720	2,690	2,590	2,690	2,720
Smart ARPU (FOMA+Xi)	370	390	420	460	350	420	510

Notes :	(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

		•	Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from “FLET’S ADSL.”

		•	INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for “INS-NET” Subscriber Lines and revenues from “FLET’S ISDN.”

		•	FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

		—	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

	(3)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the number of subscriptions for each service.

	(4)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(5)	For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on the number of “FLET’S Hikari” subscribers, including “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(6)	The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

		•	Mobile Aggregate ARPU (“FOMA”+“Xi”) = Voice ARPU (“FOMA”+“Xi”) + Packet ARPU (“FOMA”+“Xi”) + Smart ARPU (“FOMA”+“Xi”).

			—	Our Voice ARPU (“FOMA”+“Xi”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “FOMA” and “Xi” services, and our Packet ARPU (“FOMA”+“Xi”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “FOMA” and “Xi” services and our Smart ARPU (“FOMA”+“Xi”) is based on operating revenues from providing services incidental to “FOMA” and “Xi” wireless communications services (content services related revenues, fee collection agency commissions, handset warranty service revenues, advertising revenues, etc.)

	(7)	We started to use the Smart ARPU metric during the three months ended September 30, 2012. As a result, Smart ARPU will now be included in Mobile Aggregate ARPU. In addition, the following amounts (content services related revenues) that were formerly included in Packet ARPU will now be reclassified as Smart ARPU: 80 yen out of Packet ARPU revenues for the year ended March 31, 2012; 90 yen out of Packet ARPU revenues for the three months ended June 30, 2012; and 80 yen out of Packet ARPU revenues for the year ended March 31, 2013.

	(8)	“mova” services were terminated as of March 31, 2012. “mova” service subscriptions are included in the calculations of Mobile Aggregate ARPU, Voice ARPU and Packet ARPU for the year ended Mar. 31, 2012.

	(9)	Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

	(10)	Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY Forecast: Sum of the average expected active number of subscribers during the fiscal year ((number of subscribers at Mar. 31, 2013 + number of expected subscribers at Mar. 31, 2014)/2)x12

	(11)	Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	FY Results/FY Forecast: Sum of number of active subscribers**/expected number of active subscribers** for each month from Apr. to Mar.

** active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

(Billions of yen)
		As of Mar. 31, 2012	As of Mar. 31, 2013	As of Mar. 31, 2014 (Forecast)
Interest-Bearing Liabilities		4,274.0	4,036.0	4,000.0

7. Indices (Consolidated)

		Year Ended Mar. 31, 2012	Year Ended Mar. 31, 2013	Year Ending Mar. 31, 2014 (Forecast)
EBITDA		3,219.1 billion yen	3,207.4 billion yen	3,215.0 billion yen
EBITDA Margin		30.6%	30.0%	29.2%
Operating FCF		1,272.5 billion yen	1,237.5 billion yen	1,345.0 billion yen
ROCE		5.8%	6.1%	6.1%

Note :	Reconciliation of Indices are as follows.

8. Reconciliation of Financial Indices (Consolidated)

		Year Ended Mar. 31, 2012	Year Ended Mar. 31, 2013	Year Ending Mar. 31, 2014 (Forecast)
EBITDA (a+b)		3,219.1 billion yen	3,207.4 billion yen	3,215.0 billion yen
a	Operating Income	1,223.0 billion yen	1,202.0 billion yen	1,230.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,996.2 billion yen	2,005.5 billion yen	1,985.0 billion yen
EBITDA Margin [(c/d)X100]		30.6%	30.0%	29.2%
a	Operating Income	1,223.0 billion yen	1,202.0 billion yen	1,230.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,996.2 billion yen	2,005.5 billion yen	1,985.0 billion yen
c	EBITDA (a+b)	3,219.1 billion yen	3,207.4 billion yen	3,215.0 billion yen
d	Operating Revenues	10,507.4 billion yen	10,700.7 billion yen	11,000.0 billion yen
Operating FCF [(c-d)]		1,272.5 billion yen	1,237.5 billion yen	1,345.0 billion yen
a	Operating Income	1,223.0 billion yen	1,202.0 billion yen	1,230.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,996.2 billion yen	2,005.5 billion yen	1,985.0 billion yen
c	EBITDA (a+b)	3,219.1 billion yen	3,207.4 billion yen	3,215.0 billion yen
d	Capital Investment	1,946.6 billion yen	1,970.0 billion yen	1,870.0 billion yen
ROCE [(b/c)X100]		5.8%	6.1%	6.1%
a	Operating Income	1,223.0 billion yen	1,202.0 billion yen	1,230.0 billion yen
	(Normal Statutory Tax Rate)	41%	38%	38%
b	Operating Income X (1 - Normal Statutory Tax Rate)	722.5 billion yen	742.1 billion yen	759.4 billion yen
c	Operating Capital Employed	12,365.4 billion yen	12,255.8 billion yen	12,410.6 billion yen

Note :	Figures for capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Payments for Acquisition of Intangible Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

(Billions of yen)
			Year Ended Mar. 31, 2012	Year Ended Mar. 31, 2013
Payments for Property, Plant and Equipment			1,395.1	1,538.1
Payments for Acquisition of Intangible Assets			458.2	446.6
Total			1,853.3	1,984.7
Difference from Capital Investment			(93.3)	14.7